UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

First-Half Report
At June 30, 2006

Second Quarter 2006

SIGNATURES

First-Half Report
At June 30, 2006
Second Quarter 2006

Contents

Board of Directors and Control Bodies
2	Fiat Group Highlights
3	Overview
5	Financial Review of the Group
5	-	Operating Performance of the Group
10	-	Operating Performance by Business Area
20	-	Consolidated Statement of Cash Flows
21	-	Balance Sheet of the Fiat Group at June 30, 2006
23	-	Industrial Activities and Financial Services Activities: Operating Performance and Balance Sheet at June 30, 2006
33	Fiat Group - Interim Consolidated Financial Statements and Notes at June 30, 2006
34	-	Consolidated Income Statement
35	-	Consolidated Balance Sheet
36	-	Consolidated Statement of Cash Flows
37	-	Statement of Changes in Stockholders’ Equity
38	-	Notes to the Consolidated Financial Statements
58	Transactions among Group Companies and with Related Parties
60	Significant Events Occurring since the End of the Period and Business Outlook
61	Appendix - Fiat Group Companies at June 30, 2006
81	Fiat S.p.A. Financial Review and Financial Statements at June 30, 2006
82	-	Financial Review at June 30, 2006
85	-	Balance Sheet
86	-	Income Statement
87	-	Statement of Cash Flows
88	-	Statement of Changes in Stockholders’ Equity
89	-	Appendix - Transition of the Parent Company Fiat S.p.A. to International Financial Reporting Standards (IFRS)
Special purpose Auditor’s Report on the statements of reconciliation to International Financial Reporting Standards (IFRS)
Auditors’ Report on the Interim Financial Statements

This Report has been translated into English from the original version in Italian.
In case of doubt, the Italian version shall prevail.
__________________________________________________________________________________

Date of issue: July 24, 2006
This Report is available on the Internet at the address:
www.fiatgroup.com

Fiat S.p.A.
Registered Office: Via Nizza 250, Turin
Paid-in capital: 6,377,257,130 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

BOARD OF DIRECTORS AND CONTROL BODIES

Board of Directors

Chairman	Luca Cordero di Montezemolo (3)

Vice Chairman	John Elkann(1) (3)

Chief Executive Officer	Sergio Marchionne (3)

Directors	Andrea Agnelli
Roland Berger (3)
Tiberto Brandolini d’Adda
Luca Garavoglia (1)
Gian Maria Gros-Pietro (1)
Hermann-Josef Lamberti (2)
Virgilio Marrone
Vittorio Mincato(2)
Pasquale Pistorio(3)
Carlo Sant’Albano
Ratan Tata
Mario Zibetti(2)

Secretary of the Board	Franzo Grande Stevens

(1) Member of the Nominating and Compensation Committee
(2) Member of the Internal Control Committee
(3) Member of the Strategic Committee

Board of Statutory Auditors

Statutory Auditors	Carlo Pasteris - Chairman
Giuseppe Camosci
Cesare Ferrero

Alternate Auditors	Giorgio Giorgi
Piero Locatelli
Roberto Lonzar

External Auditors	Deloitte & Touche S.p.A.

Main operating data of the Fiat Group

1st Half 2006	1st Half 2005		2nd Quarter 2006	2nd Quarter 2005
		(in millions of euros)

26,164	22,807	Net revenues	13,608	12,052
982	407	Trading profit	659	360
982	1,445	Operating income	659	716
774	1,034	Income before taxes	542	473
481	510	Net income before minority interest	330	217
418	475	Group interest in net income	280	180

0.277	0.485	Earnings per ordinary share (1)	0.168	0.184
0.310	0.485	Earnings per preference share (1)	0.201	0.184
1.052	0.485	Earnings per savings share (1)	0.943	0.184

0.319	0.456	Normalized earnings per ordinary share (2)	0.210	0.184
0.319	0.456	Normalized earnings per preference share (2)	0.210	0.184
0.474	0.456	Normalized earnings per savings share (2)	0.365	0.184

(1) For additional information on the calculation of basic and diluted Earnings per share see Note 12 of this First-half Report. The diluted earnings per share coincide with the basic earnings per share for all the periods presented.

(2) Normalized earnings per share have been calculated excluding the effects arising from the assignment of prior period dividends to savings shares.

Main balance sheet data of the Fiat Group

	At 06.30.2006	At 12.31.2005
(in millions of euros)

Total assets	62.334	62,454
Net debt	17,597	18,523
of which: Net industrial debt	2,288	3,219
Stockholders’ equity before minority interest	9,462	9,413
Group interest in stockholders’ equity	8,682	8,681

Employees at period-end (number)	173,396	173,695

OVERVIEW

Highlights of the Group’s performance in the second quarter of 2006

Group net revenues in the second quarter of 2006 amounted to 13,608 million euros. The 12.9% increase over the corresponding period of 2005 was achieved thanks to the positive performances of the principal industrial Sectors, and in particular Fiat Auto, which grew by 20.8%.

Trading profit amounted to 659 million euros, equal to 4.8% of revenues, against 360 million euros in the second quarter of 2005 (3% of revenues) for an increase of 299 million euros. Significant improvements were reported by Fiat Auto (+176 million euros), which had a trading profit of 88 million euros against a trading loss of 88 million euros in the second quarter of 2005, and by Iveco whose trading profit doubled to 163 million euros.

In the second quarter of 2006, operating income was equal to trading profit. In the corresponding quarter of 2005, operating income amounted to 716 million euros, but it included the remaining portion of the General Motors settlement, which amounted to 419 million euros. Excluding the impact of this item, restructuring costs and the balances of all the other unusual items, operating income would have increased by 299 million euros due to the improvement in trading profit.

Consolidated net income (Group and Third Parties) in the second quarter of 2006 increased to 330 million euros from the 217 million euros of the same period of 2005. Excluding net unusual income, there would have been a net loss of 39 million euros for the second quarter of 2005. On a comparable basis, the net result would therefore have increased by 369 million euros.

Highlights of the Group’s performance in the first half of 2006

Group net revenues in the first half of 2006 totaled 26,164 million euros, an increase of 14.7% over the corresponding period of 2005, driven by strong sales at Fiat Auto, which increased by 22.2%, and the positive performances of the principal industrial Sectors.

Trading profit rose by 575 million euros to 982 million euros (3.8% of revenues), from the 407 million euros of the same period of 2005 (1.8% of revenues). This performance mainly reflects a strong improvement at Fiat Auto (+362 million euros), which reported a trading profit of 145 million euros against a trading loss of 217 million euros in the first six months of 2005, and Iveco, whose trading profit rose by 103 million euros to 233 million euros.

In the first half of 2006, operating income was equal to trading profit. In the same period of 2005 operating income was 1,445 million euros, but it included the gain on the settlement of the Master Agreement with General Motors for 1,134 million euros. Excluding the impact of this item, restructuring costs and the balances of all other the unusual items, operating income would have increased by 575 million euros due to the improvement in trading profit.

Consolidated net income (Group and Third Parties) in the first half of 2006 totaled 481 million euros, compared with 510 million euros in the first six months of 2005. Excluding net unusual income, there would have been a net loss of 251 million euros in the first half of 2005. On a comparable basis, the net result would therefore have increased by 732 million euros.

Net industrial debt (2.3 billion euros) decreased by 931 million euros in the first six months of 2006, mainly due to the positive operating performance. At the end of the first six months, the Group net industrial debt to stockholders’ equity ratio was 0.24 (0.34 at the end of 2005).

The Group’s cash position at June 30, 2006 (including Banca Unione di Credito’s cash position of approximately 300 million euros that is classified as Assets held for sale) totaled approximately 6.7 billion euros, or 235 million euros lower than the approximately 7 billion euros of December 31, 2005.

Outlook for 2006

The Group’s first half results are well in line with the Group’s forecast performance for 2006, and reflects the continuing advances made in the reshaping of the industrial activities of the Group.

On this basis, the Group’s view of second semester performances is more optimistic and supports an upward revision of Group targets for the year: trading profit from €1.6 to €1.85 billion (Fiat Auto trading profit from € 200 to €250 million), net income from €700 to €800 million (exclusive of one-off gains) and net industrial debt at around €2 billion by year-end. All the other targets, including 2007 objectives, are confirmed.

OPERATING PERFORMANCE OF THE GROUP

1st Half	1st Half		2nd Quarter	2nd Quarter
2006	2005	(in millions of euros)	2006	2005
26,164	22,807	Net revenues	13,608	12,052
982	407	Trading profit	659	360
982	1,445	Operating income	659	716
774	1,034	Income before taxes	542	473
481	510	Net income before minority interest	330	217

From January 1, 2006 the Fiat Powertrain Technologies Sector is no longer included in the Automobiles business area since it no longer comprises only the passenger vehicles engine and transmission activities - over which Fiat regained control in May 2005 following the termination of the Master Agreement with General Motors - but also the industrial powertrain activities that were included in the Iveco Sector until December 31, 2005.
In accordance with IAS 14 - Segment Reporting, the figures for 2005 have consequently been reclassified by assigning the former Iveco powertrain activities to Fiat Powertrain Technologies (FPT); the Iveco Sector, on the other hand, no longer includes the powertrain activities.
Starting from January 1, 2006 the Fiat Powertrain Technologies Sector is included in the Components and Production Systems business area and, therefore, from the same date, the Automobiles business area comprises Fiat Auto (the Fiat, Alfa Romeo, Lancia and Fiat Veicoli Commerciali brands), Maserati and Ferrari.

Operating performance of the Fiat Group in the second quarter of 2006

Net revenues
	2nd Quarter
(in millions of euros)	2006	2005	% change
Automobiles (Fiat Auto, Maserati, Ferrari)	6,552	5,510	18.9
Agricultural and Construction Equipment (CNH)	3,014	2,839	6.2
Trucks and Commercial Vehicles (Iveco)	2,286	2,172	5.2
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	3,230	2,678	n.s.
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies)	403	401	0.5
Eliminations	(1,877)	(1,548)	-
Total for the Group	13,608	12,052	12.9

In the second quarter of 2006, the Group had net revenues of 13,608 million euros, up 12.9% from the second quarter of 2005, thanks to the positive performances recorded by the principal industrial Sectors, and Fiat Auto in particular. With revenues of 6,552 million euros, the Automobiles business area grew by 18.9% from the second quarter of 2005. This reflected the high sales volume of Fiat Auto which, with revenues of 6,050 million euros, grew by 20.8%. Ferrari revenues also grew (+9.3%), while Maserati showed a decrease of 11.4%.

In the second quarter of 2006, CNH revenues totaled 3,014 million euros. The increase (+6.2%) from the second quarter of 2005 is mainly due to higher sales of construction equipment.

Iveco revenues totaled 2,286 million euros, up 5.2% over the second quarter of 2005, as a result of the favorable effect of a better mix and higher sales volumes and prices.

As previously mentioned, the Components and Production Systems business area includes the revenues of Fiat Powertrain Technologies, which increased from 1,188 million euros in the second quarter of 2005 (referring to the powertrain activities previously consolidated in the Iveco Sector and, starting from May 2005, to the powertrain operations that were transferred to FPT following the termination of the Master Agreement with General Motors) to 1,592 million euros in the second quarter of 2006. Part of the Sector’s output is sold to other Group Sectors, while sales to third parties and joint ventures represented 25% of revenues in the second quarter of 2006. Overall revenues of the business area reached 3,230 million euros in the quarter, leading to an increase on a comparable basis, of 12% over the second quarter of 2005. This gain is attributable to higher revenues at Magneti Marelli (+11.3%) and Fiat Powertrain Technologies (+14% on a comparable basis), against a decrease in revenues in Teksid (-8.5% attributable to the different scope of consolidation), and in Comau (-2%).

Trading profit

	2nd Quarter
(in millions of euros)	2006	2005	Change
Automobiles (Fiat Auto, Maserati, Ferrari)	134	(72)	206
Agricultural and Construction Equipment (CNH)	273	281	-8
Trucks and Commercial Vehicles (Iveco)	163	82	81
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	105	91	14
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies) and Eliminations	(16)	(22)	6
Total for the Group	659	360	299

In the second quarter of 2006, trading profit amounted to 659 million euros, up from 360 million euros in the corresponding quarter of 2005. Significant improvements were recorded in the Automobiles business area, and more specifically at Fiat Auto, which reported a trading profit of 88 million euros against a loss of 88 million euros in the second quarter of 2005, and by Iveco, whose trading profit doubled. Positive performances were also posted by the Components and Production Systems business area. The change in trading profit recorded by CNH was impacted by the one-time reduction in healthcare costs of 67 million euros that was recorded in the second quarter of 2005.

Operating income

Operating income amounted to 659 million euros in the second quarter of 2006 against a figure of 716 million euros in the second quarter of 2005. The balance of 716 million euros in 2005 included the remaining portion of 419 million euros of the General Motors settlement which was reported as unusual income; the first portion of 715 million euros was recognized in the first quarter of 2005. Excluding the impact of this item, which together with other unusual income (expenses) led to a drop of 386 million euros in operating income as well as a reduction of 15 million euros in net gains on the disposal of investments and lower restructuring costs for 45 million euros, operating income would have increased by 299 million euros, attributable to the improvement in trading profit.

Net gains on the disposal of investments amounted to 6 million euros in the second quarter of 2006; this includes the gain of 9 million euros from the sale of the residual stake held in IPI. In the second quarter of 2005, net gains totaled 21 million euros, mainly due to that realized on the sale of Palazzo Grassi.

In the second quarter of 2006, restructuring costs totaled 5 million euros. In the corresponding quarter of 2005 restructuring costs amounted to 50 million euros and mainly referred to Fiat Auto for the restructuring of the operations of the Fiat-GM Powertrain joint venture and the launch of plans for the reorganization of the Sector’s corporate structures.

In the second quarter of 2006, other unusual expenses totaled 1 million euros, against unusual income of 385 million euros in the second quarter of 2005. In particular this item included an unusual gain of 419 million euros corresponding to the remaining portion of the gain of the settlement following the termination of the Master Agreement with General Motors and a gain of 117 million euros realized upon final disposal of the real estate properties that had been securitized in 1998. Unusual expenses included costs connected with the process of reorganization and the streamlining of relationships with Group suppliers, launched in 2004, and with Fiat Auto dealers for a total of 66 million euros. They also included 71 million euros for the compensation granted to Global Value for unwinding the joint-venture with IBM, and 8 million euros for compensation paid to counterparties on the basis of guarantees given in previous years in agreements for the sale of businesses.

Net income

Net financial expenses in the second quarter of 2006 totaled 163 million euros, compared with net expenses of 237 million euros in the second quarter of 2005. The improvement from the same period of 2005 is almost entirely due to lower net industrial debt (partly in consequence of the conversion of the Mandatory Convertible Facility and completion of the Italenergia Bis transaction in the third quarter of 2005). The financial component of costs for pension plans and other employee benefits totaled 41 million euros in the second quarter of 2006, an increase with respect to the 31 million euros of the corresponding period of 2005.

Investment income totaled 46 million euros in the second quarter of 2006, against an investment loss of 6 million euros in the second quarter of 2005. This last result was negatively impacted by risks and charges of 35 million euros reported for an investment in China and the negative result of the investment in Global Value, which was subsequently sold to IBM in 2005.

Income before taxes totaled 542 million euros in the second quarter of 2006, against an income of 473 million euros in the corresponding period of 2005. Excluding unusual items, income before taxes improved by 425 million euros and is attributable to: the higher operating result (+299 million euros), lower net financial expenses for 74 million euros and higher investment income for 52 million euros.

Income taxes totaled 212 million euros in the second quarter of 2006, 39 million euros of which for IRAP, 170 million euros for current and deferred income tax charges referring principally to subsidiaries based outside of Italy, and 3 million euros for prior-period taxes. In the second quarter of 2005, income taxes totaled 256 million euros and included the realization of 100 million euros in deferred tax assets reported at December 31, 2004 by Fiat S.p.A. relating to the gain on the termination of the Master Agreement with General Motors. IRAP totaled 32 million euros.

Net income before minority interest was 330 million euros in the second quarter of 2006, against income of 217 million euros in the corresponding quarter of 2005. Excluding net unusual income, there would have been a net loss of 39 million euros for the second quarter of 2005. On a comparable basis, the net result would therefore have increased by 369 million euros.

Group interest in net income amounted to 280 million euros in the second quarter of 2006, against income of 180 million euros in the second quarter of 2005.

Operating performance of the Fiat Group in the first half of 2006

Net revenues

	1st Half
(in millions of euros)	2006	2005	% change
Automobiles (Fiat Auto, Maserati, Ferrari)	12,691	10,491	21
Agricultural and Construction Equipment (CNH)	5,666	5,172	9.6
Trucks and Commercial Vehicles (Iveco)	4,357	4,144	5.1
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	6,434	4,810	n.s.
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies)	775	787	-1.5
Eliminations	(3,759)	(2,597)	-
Total for the Group	26,164	22,807	14.7

Group net revenues totaled 26,164 million euros in the first six months of 2006, up 14.7% from the first half of 2005, thanks to the significant increase in sales recorded in the Automobiles business area, and the positive performances of the principal industrial Sectors.

With revenues of 12,691 million euros, the Automobiles business area posted an increase of 21.0% over the first six months of 2005. This reflected the outstanding sales volume of Fiat Auto which, with revenues of 11,768 million euros, grew by 22.2%. Ferrari revenues also grew (+16.7%), while Maserati reported a decline of 9.1%.

In the first half of 2006, CNH had revenues of 5,666 million euros. The 9.6% increase over the corresponding period of 2005 is attributable to the trend of average exchange rates and higher sales of construction equipment.

Iveco reported revenues of 4,357 million euros in the first six months of 2006, up 5.1% with respect to the first half of 2005 as a result of a better mix and higher sales volumes and prices.

Total revenues of the Components and Production Systems business area reached 6,434 million euros in the first half of 2006, against revenues of 4,810 million euros in the same period of 2005, for an increase of 12% on a comparable basis. This business area includes the revenues of Fiat Powertrain Technologies, which increased from 1,841 million euros in the first half of 2005 (referring to the powertrain activities previously consolidated in the Iveco Sector and, starting from May 2005, to the powertrain operations that were transferred to FPT following the termination of the Master Agreement with General Motors) to 3,170 million euros in the first six months of 2006 (on a comparable basis the increase would have amounted to 11%). Part of the Sector’s output is sold to other Group Sectors, while sales to third parties and joint ventures represented 26% of revenues in the second quarter of 2006. As for the other Sectors, there was an increase in revenues at Magneti Marelli (+17.3%), against a decrease in revenues at Comau (-2.5%), and stable revenues at Teksid.

Trading profit

	1st Half
(in millions of euros)	2006	2005	Change
Automobiles (Fiat Auto, Maserati, Ferrari)	183	(238)	421
Agricultural and Construction Equipment (CNH)	410	405	5
Trucks and Commercial Vehicles (Iveco)	233	130	103
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	187	137	50
Other Businesses (Services, Publishing and Communications, Holding companies and Other companies) and Eliminations	(31)	(27)	-4
Total for the Group	982	407	575

In the first half of 2006, trading profit totaled 982 million euros, against a trading profit of 407 million euros in the same period of 2005, with significant improvements recorded in the various business areas. The trading profit of the Automobiles business area was driven by Fiat Auto which reported a trading profit of 145 million euros against a trading loss of 217 million euros in the first six months of 2005. Positive performances were also recorded by Iveco, that increased its trading profit by 103 million euros, and the Components and Production Systems business area. The substantial stability of the result of CNH reflects the impact of a non-recurring gain of 83 million euros in the first half of 2005.

Operating income

Operating income was positive by 982 million euros in the first half of 2006, against an operating income of 1,445 million euros in the first six months of 2005, which included the unusual income of 1,134 million euros resulting from the termination of the Master Agreement with General Motors. Excluding the aggregate impact of the change in other unusual income (expenses), lower restructuring costs for 74 million euros and lower net gains on the disposal of investments, operating income would have shown an increase of 575 million euros due to the rise in trading profit.

Net gains on the disposal of investments totaled 8 million euros in the first six months of 2006, against gains of 20 million euros in the first half of 2005.

In the first half of 2006, restructuring costs totaled 8 million euros and mainly related to CNH. In the corresponding period of 2005 restructuring costs amounted to 82 million euros and mainly regarded Fiat Auto.

Other unusual income (expenses) had a net balance of zero in the first six months of 2006. In the corresponding period of 2005 this item showed a positive balance of 1,100 million euros, comprising 1,134 million euros for the General Motors settlement and the other unusual income and expenses previously mentioned for the second quarter of 2005.

Net income

Net financial expenses totaled 298 million euros in the first half of 2006, an improvement of 138 million euros from the net expenses of 436 million euros recorded in the same period of 2005. As previously mentioned for the quarter, the positive change stems mainly from lower net industrial debt, particularly due to the elimination of expenses for the Mandatory Convertible Facility and financing connected with the Italenergia Bis transaction. The financial component of costs for pension plans and other employee benefits totaled 81 million euros in the first half of 2006, against 62 million euros in the corresponding period of 2005.

Investment income totaled 90 million euros in the first half of 2006, up from 25 million euros in the first six months of 2005. The reasons for the improvement in the first half of 2006 include the recognition of income from the release of a provision as the result of the elimination of the risk regarding an investment in China, which had had a negative effect in 2005.

Income before taxes totaled 774 million euros in the first half of 2006, against income of 1,034 million euros in the same period of 2005. Excluding unusual items, income before taxes rose by 778 million euros thanks to higher operating income (+575 million euros), lower net financial expenses for 138 million euros and higher income from investments for 65 million euros.

Income taxes totaled 293 million euros in the first six months of 2006, 77 million euros of which for IRAP, 210 million euros for current and deferred income tax charges referring principally to subsidiaries based outside of Italy, and 6 million euros for prior-period taxes. Income taxes in the first half of 2005 totaled 524 million euros and included the realization of 277 million euros in deferred tax assets posted at the end of 2004 by Fiat S.p.A., as a consequence of the gain on the termination of the Master Agreement with General Motors. IRAP amounted to 55 million euros and the remaining 192 million euros reflected current and deferred income tax charges, referring principally to subsidiaries based outside of Italy.

Net income before minority interest was 481 million euros in the first half of 2006, against income of 510 million euros in the corresponding period of 2005. Excluding net unusual income, there would have been a net loss of 251 million euros for the first half of 2005. On a comparable basis, the net result would therefore have increased by 732 million euros.

Group interest in net income amounted to 418 million euros in the first half of 2006, against income of 475 million euros in the first six months of 2005.

OPERATING PERFORMANCE BY BUSINESS AREA

Automobiles

Net revenues
1st Half				2nd Quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change
11,768	9,630	22.2	Fiat Auto	6,050	5,007	20.8
269	296	-9.1	Maserati	148	167	-11.4
706	605	16.7	Ferrari	389	356	9.3
(52)	(40)	-	Eliminations	(35)	(20)	-
12,691	10,491	21.0	Total	6,552	5,510	18.9

Trading profit

1st Half				2nd Quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change
145	(217)	362	Fiat Auto	88	(88)	176
(26)	(53)	27	Maserati	(7)	(24)	17
64	32	32	Ferrari	53	40	13
183	(238)	421	Total	134	(72)	206

Fiat Auto

Fiat Auto closed the second quarter of 2006 with revenues of 6,050 million euros, an increase of 20.8% over the 5,007 million euros of the same period of 2005. The quarter confirmed the success of the new models that took concrete shape in a significant increase in volumes, and benefited from the positive effect of foreign currency translation differences.

In the second quarter of 2006 the Western European market for automobiles declined slightly (-0.7%) with respect to the corresponding period of 2005. Decreases in demand were recorded in all the principal countries: in Great Britain the decrease amounted to approximately 4%, in Spain to approximately 3%, and in France and Germany to approximately 3% and 2%, respectively. Italy bucked the trend and posted an increase of 6% over the second quarter of 2005 which, however, had been penalized by an interruption in deliveries caused by a long strike by car transporters.

Outside Western Europe, the negative trend on the Polish market that characterized all of 2005 and early 2006 subsided during the second quarter of 2006, with the decrease amounting to 3.9% compared with the second quarter of 2005. In Brazil, demand rose by 3.9%.

On the commercial vehicle market, a slight increase was reported in Western Europe (+1% from the second quarter of 2005), with major growth on the Italian market (+19.1%).

In the second quarter of 2006 Fiat Auto deliveries totaled approximately 515,800 units, 19.2% more than in the corresponding quarter of 2005. Approximately 347,400 units were delivered in Western Europe, for an increase of 27.2%. Notwithstanding the soft market, the Sector fully exploited the success of new models that were gradually introduced starting in mid-2005. In particular, the volumes of Fiat Auto were driven by the excellent performance of the Fiat Punto, which has consistently held on to its position as one of the top-selling cars in Europe, and the Fiat Panda, which confirmed its leadership in the A segment.

Significant increases in deliveries were reported in various European markets such as Italy (+34%), Great Britain (+51.1%) and Germany (+20.1%); more modest growth was reported in France (7.1%) and in Spain (1.5%). Fiat Auto’s share of the automobile market in Italy stood at 30.7%, with an increase of 3.7 percentage points over the corresponding quarter of 2005; Fiat Auto’s share of the Western European market increased by 1.6 percentage points to 7.6%.

In Brazil, deliveries rose by 3.8% in the second quarter of 2006 while market share for automobiles stood at 25%, in line with the corresponding quarter of 2005. In Poland, notwithstanding a negative market environment, in the second quarter of 2006 Fiat Auto deliveries rose by 14.2% and its market share increased to 11.1% (+1.5 percentage points with respect to the second quarter of 2005).

The positive trend of light commercial vehicles continued, boosted by the success of the New Doblò Cargo elected “Van of the Year 2006” and by the positive performance of the vans, vehicles derived from cars, whose sales increased significantly. During the period, a total of approximately 87,800 units were delivered, posting a gain of 13.1% from the second quarter of 2005. In Western Europe approximately 59,800 units were shipped (+18.1%). Fiat Auto’s share of the market for light commercial vehicles in Italy increased by 4.6 percentage points to 49.7%, while in Western Europe it increased by 1.3 percentage points to 12.6%.

Fiat Auto had a trading profit of 88 million euros in the second quarter of 2006, reflecting a major improvement from the trading loss of 88 million euros reported in the second quarter of 2005. The change is mainly attributable to higher sales volume, improved product mix thanks to the new models, improved absorption of fixed production costs, and containment of governance costs, partially compensated by higher advertising costs related to new model launches.

In the first half of 2006 Fiat Auto had revenues of 11,768 million euros, a 22.2% increase over the 9,630 million euros of the first six months of 2005, reflecting an increase in volume and the positive impact of exchange rates. Total deliveries in the first six months of the year amounted to 1,000,800, an increase of 17.5% over the corresponding period of 2005. More specifically, in a Western European market that grew only slightly (+1.3%) with respect to the first half of 2005, Sector deliveries rose by 21.9%; in Italy growth reached 27.1%. Deliveries were buoyant in Brazil as well (+7.8%), while the drop in volume recorded in Poland during the first half of 2006 (-11.8%) was influenced by the negative performance of the first quarter of the year.

In the first half of the year, Fiat Auto’s share of the automobile market in Italy held steady above 30%, with an average of 30.7% (+3 percentage points with respect to the first six months of 2005). In Western Europe, the overall market share rose by 1.3 percentage points to 7.8%.

Fiat Auto had a trading profit of 145 million euros in the first half of 2006, reflecting a major improvement from the trading loss of 217 million euros reported in the first half of 2005. The reasons for this change are attributable to the same factors explained for the quarter.

The latest models confirmed their success. At the end of June 2006, approximately 313,000 orders have already been received for the Grande Punto, approximately 57,800 orders for the Alfa 159 (sedan and Sportwagon), and about 47,200 orders for the Croma.

The Alfa 159 Sportwagon was introduced in February 2006 as part of a continuing expansion of the product line, rounding off the models offered in the 159 series. The Alfa Spider made its world debut at the Geneva Motor Show. Voted “Cabrio of the Year 2006,” this model was enthusiastically received at its presentation to the press in mid-June. Approximately 2,000 customers have already ordered it.

The Nuovo Ducato (the mainstay of the Fiat Veicoli Commerciali product line), which is produced in partnership with PSA as part of the thirty-year-old joint venture with the French company, was rolled out at the end of May and is already enjoying remarkable commercial success.

Maserati

Maserati had revenues of 148 million euros in the second quarter of 2006, a decline of 11.4% with respect to the second quarter of 2005, which had benefited from the sales of the special MC 12 series, which is no longer being sold in 2006. A decline in the sales of the Quattroporte and Coupé models was in part offset by an increase in sales of the Spider model in the new GranSport version.

In the second quarter Maserati delivered 1,692 cars to the network, a decrease of 3.3% over the corresponding period of 2005.

In the second quarter of 2006 Maserati had a trading loss of 7 million euros, against a trading loss of 24 million euros in the corresponding quarter of 2005. This improvement mainly stems from efficiency gains on industrial and governance costs.

The Sector had revenues of 269 million euros in the first half of 2006, a decrease of 9.1% from the same period of 2005. This decline reflects lower sales of the Coupé, in anticipation of the introduction of the new model in 2007, and termination of sales of the MC 12.

In the January-June period a total of 3,024 units were sold to the network, representing a fall of 3.8%.
In the first half of 2006, Maserati had a trading loss of 26 million euros, against a trading loss of 53 million euros in the first six months of 2005. The reasons for the 27 million euro improvement are the same as those indicated for the second quarter, and namely cost efficiency gains.

Sales of the Sport GT version of the Quattroporte, and of the Gransport MC Victory and GranSport Spyder began in the first half of 2006. During the period, new sales outlets were opened in Russia, China, Australia and Sweden.

Ferrari

In the second quarter of 2006, Ferrari posted revenues of 389 million euros, up 9.3% from the second quarter 2005, mainly due to sales of the special FXX series and a more favorable mix, while shipments to the sales network (1,483 units) were down by 5.2%, mainly due to the phase-out of the 575 M Maranello model, which was replaced by the new 12-cylinder 599 GTB Fiorano model, shipments of which began during the second quarter of 2006.

A total of 1,594 units were delivered to end customers, an increase of 4.2% compared with the corresponding period of 2005.

Ferrari closed the second quarter of 2006 with a trading profit of 53 million euros. The improvement with respect to the 40 million euros of the corresponding period of 2005 is mainly attributable to a better mix, an increase in sales prices and efficiency gains.

In the first half of 2006, Ferrari recorded revenues of 706 million euros, up 16.7% compared with the first half of 2005, primarily due to higher sales of the coupé, spider and challenge versions of the F430, and sales of the FXX model.
During the period, shipments to the sales network topped 2,749 units, up 4.8% over the corresponding period of 2005. Sales to end customers totaled 2,959 units, up 8.9%.

Ferrari closed the first half of 2006 with a trading profit of 64 million euros, a remarkable improvement over the 32 million euro trading profit of the corresponding period last year. This performance is mainly due to the increase in volume and the reasons analyzed for the second quarter.

Agricultural and Construction Equipment

1st Half			2nd Quarter
2006	2005	(in millions of euros)	2006	2005
5,666	5,172	Net revenues	3,014	2,839
9.6		% change	6.2
410	405	Trading profit	273	281
5		Change	-8

CNH revenues in the second quarter of 2006 amounted to 3,014 million euros, an increase of 6.2% over the second quarter of 2005. On a currently equivalent basis, the increase would have been 4%. Most of this improvement is attributable to the increase recorded by the construction equipment segment, as against a slight decline in the agricultural equipment segment due to market weakness mainly in North America.

The global market for agricultural equipment increased by 10% over the second quarter of 2005 due to an increase in demand in Rest of the World markets. In this context, sales of CNH products to end customers increased by 7%. In North America, demand decreased by 3% due to lower sales of tractors and combine harvesters, while in Latin America the market contracted 9%, with a pronounced decline recorded for combines. Demand for tractors and combine harvesters was down in Western Europe as well. In the second quarter of 2006, CNH sales to its dealer network declined slightly (-2%) with respect to the second quarter of 2005, also as a result of de-stocking efforts. Sales of tractors increased in Latin America and Rest of the World countries, but decreased in North America and remained stable in Western Europe. Sales of combine harvesters to the network declined by 5% reflecting decreases in the Americas, which were only partly offset by increases in Western Europe and Rest of the World markets.

The global construction equipment market grew by 6% in comparison with the second quarter of 2005. Demand for light equipment grew significantly in the principal markets with the exception of North America where it remained flat. Demand for heavy equipment grew too, reflecting light equipment trends in the various regions. In the second quarter of 2006, CNH recorded a 5% increase in sales volume to the network over the first quarter of 2005. Overall, sales of construction equipment increased in all the markets, with the exception of North America where they declined.

CNH closed the second quarter of 2006 with a trading profit of 273 million euros, a slight decrease (-8 million euros) with respect to the trading profit of 281 million euros of the second quarter of 2005, which included a 67 million euro one-time reduction in healthcare costs in North America. Excluding this impact, the trading profit of CNH would have increased by 59 million euros. The increase in volumes and positive mix in the construction equipment segment, higher pricing, and production cost efficiency gains amply compensated higher costs connected with product quality improvements and brand enhancement measures.

In the first half of 2006 CNH had revenues of 5,666 million euros, an increase of 9.6% over the corresponding quarter of 2005, in part connected to the positive translation impact of the dollar/euro exchange rate. On a currently equivalent basis, revenues would have increased by 5% due to higher sales of construction equipment.

In the first half of 2006, the global market for agricultural equipment increased by 14%, driven by higher demand in Rest of the World countries. In this context, sales of CNH products to end customers increased by 10%. At the global level, CNH deliveries to the network were virtually unchanged with respect to the first half of 2005. Sales of tractors decreased in North America and Western Europe but increased in the other regions. Sales volumes of combine harvesters declined, mainly due to the negative performance of the Latin American market.

In a positive market environment (+11% globally) sales of CNH construction equipment to the network posted a 7% overall increase over the first six months of 2005, due to positive performance for all its product lines across the different geographical regions, with the exception of North America where the market contracted.

CNH trading profit in the first six months of the year was 410 million euros, slightly higher than the trading profit of 405 million euros reported in the first half of 2005, which included an 83 million euro one-time reduction in health care costs in North America. Excluding this impact, the trading profit of CNH would have increased by 88 million euros for the same reasons described for the quarter.

CNH made significant progress to renew and upgrade its product line by introducing new models, which are part of the Company’s strategy to focus on the reorganization of its operations into four distinct global brand structures.

New Holland won the prestigious National Agri Marketing Association "Best of NAMA" award for its brand campaign.

The Sector’s agricultural equipment product offerings included the following: Case IH launched 11 new models of its highest horsepower agricultural tractors, featuring new Tier3 compliant engines and innovative fuel-savings options, a new sprayer and a combine harvester. New Holland also launched new models of Tier3 compliant tractors, two sprayers and a new air hoe drill.

Construction equipment product offerings were as follows: Case Construction Equipment introduced two models of Tier3 compliant wheel loaders, two new models of Compact Track Loaders in North America. In Europe Case launched the CX700 hydraulic excavator. New Holland Construction introduced a new line of five backhoe loaders and launched two new models of compact wheel loaders.

Trucks and Commercial Vehicles

1st Half			2nd Quarter
2006	2005	(in millions of euros)	2006	2005
4,357	4,144	Net revenues	2,286	2,172
5.1		% change	5.2
233	130	Trading profit	163	82
103		Change	81

As previously mentioned, the Iveco Sector figures for both periods are shown excluding the powertrain activities, which were transferred to the Fiat Powertrain Technologies Sector as of January 1, 2006.

Iveco closed the second quarter of 2006 with revenues of 2,286 million euros, up 5.2% from the corresponding period of 2005. The improvement reflects higher sales volume, a better market/product mix and higher prices.

Western European demand for commercial vehicles (curb weight > 2.8 tons) increased slightly (+1.0%) compared with the second quarter of 2005. With reference to segments, significant growth was recorded for heavy vehicles (+12.7%), followed by a satisfactory increase for medium vehicles (these segments were characterized by an acceleration in demand which was caused by the phase-out of production of Euro 3 compliant engines and introduction of the digital tachograph), while the market for light vehicles declined by 3%. Demand increased in Germany (+4.7%) and France (+5.1%), remained stable in Spain and Great Britain and decreased by 4.8% in Italy. Demand for buses in the five principal Western European markets grew by 8% compared with the second quarter of 2005.

During the quarter, Iveco delivered a total of 47,500 vehicles, 5,600 of which sold with buy back commitments, posting an increase of 3% over the corresponding period of 2005. In Western Europe, a total of 37,500 vehicles were delivered for an increase of 2.2%. At the individual country level, increases were recorded in Germany (+29.3%) and France (+8.5%), while declines were posted in Italy (-10.4%, due to a decrease in sales of light and medium vehicles) and in Spain (-13.2% due to a decline in the three segments). Outside Western Europe, Iveco sales volumes increased in the Rest of Europe and Africa & Middle East regions, but were down in Latin America.

Iveco’s market share in Western Europe (10.9%), was in line with the second quarter of 2005 (+0.1 percentage point). The increased share for light vehicles was compensated by the decrease in market share for medium and heavy-range vehicles. Market shares remained stable or increased in the principle European countries, with the exception of Italy where a decrease was recorded.

In the second quarter of 2006, Iveco had a trading profit of 163 million euros, double the amount reported in the second quarter of 2005. This positive performance is mainly attributable to higher volume, improved market/product mix and higher prices, and efficiencies realized on materials, production and governance costs, attributable to the effects of the reorganization plan.

During the first half of 2006, Iveco’s revenues amounted to 4,357 million euros, up 5.1% over the same period of 2005. This increase was mainly due to higher sales volume, a favorable market/product mix and higher prices.

Iveco delivered a total of 89,500 vehicles during the first six months, 8,600 of which sold with buy-back commitments, for an increase of 2.3% compared with the first half of 2005. In Western Europe alone, with 70,900 vehicles delivered, revenues increased by 2.8%, within the framework of a positive market environment (+3%, with increases in all segments); overall deliveries in the other areas remained stable, notwithstanding a decrease in Latin America. Market share (10.6%) decreased slightly (-0.2 percentage points compared with the first six months of 2005) due to lower sales of light and medium-range vehicles, but recovered during the second quarter of 2006.

During the first half of 2006, Iveco’s trading profit was 233 million euros. The reasons for the sharp improvement over the 130 million euros posted in the first six months of 2005 are the same as those described for the quarter.

Iveco introduced the New Daily Euro4 in May 2006 with the slogan "Professional DNA." It was meant to emphasize how the Daily is a vehicle made by professionals and conceived to be reliable, efficient, and versatile for use by professionals. Customers responded with great enthusiasm to this new model, with orders totaling 15,000 throughout Europe by the end of June.

Components and Production Systems

Net revenues

1st Half				2nd Quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change
3,170	1,841	n.s.	Fiat Powertrain Technologies (FPT)	1,592	1,188	n.s.
2,342	1,996	17.3	Components (Magneti Marelli)	1,146	1,030	11.3
520	521	-0.2	Metallurgical Products (Teksid)	260	284	-8.5
652	669	-2.5	Production Systems (Comau)	346	353	-2.0
(250)	(217)	-	Eliminations	(114)	(177)	-
6,434	4,810	n.s.	Total	3,230	2,678	n.s.

Trading profit

1st Half				2nd Quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change
86	58	28	Fiat Powertrain Technologies (FPT)	52	41	11
92	75	17	Components (Magneti Marelli)	50	42	8
30	19	11	Metallurgical Products (Teksid)	18	14	4
(21)	(15)	-6	Production Systems (Comau)	(15)	(6)	-9
187	137	50	Total	105	91	14

Fiat Powertrain Technologies

As previously mentioned, the revenues of 1,592 million euros posted by Fiat Powertrain Technologies in the second quarter of 2006 consisted of the automotive powertrain activities (Passenger & Commercial Vehicles) that were transferred to this sector in May 2005 following termination of the Master Agreement with General Motors, and the powertrain activities that were previously part of the Iveco Sector (Industrial & Marine). The figure for the second quarter of 2005, 1,188 million euros, refers to the automotive powertrain activities in May and June 2005, as well as the previously mentioned former Iveco activities for the entire quarter.

Most of the Sector output was sold to other Group Sectors, while sales to third parties and joint ventures accounted for 25% of revenues in the second quarter of 2006.

In the second quarter of 2006, the Passenger & Commercial Vehicles product line had revenues of 876 million euros. During the quarter, a total of 605,000 engines, approximately 21% of which is represented by diesel engines sold to General Motors and Suzuki, and 436,000 transmissions were sold. In the May-June 2005 period the product line had generated revenues of 483 million euros.

The Industrial & Marine product line posted revenues of 708 million euros in the second quarter of 2006, in line with the corresponding period of 2005. A total of 117,000 engines were sold (almost as many as in the second quarter of 2005) principally to Iveco (46%), CNH (20%) and Sevel, the joint venture between Fiat Auto and the PSA Group (21%).

In the second quarter of 2006, FPT had a trading profit of 52 million euros, against a trading profit of 41 million euros in the second quarter of 2005. Growth stemmed not only from changes following consolidation of the Passenger & Commercial Vehicles activities, but also improvement in the result of the Industrial & Marine product line from the second quarter of 2005, which benefited from major efficiency gains in the purchasing area, more than offsetting the negative impact of higher aluminum prices.

In the first half of 2006 FPT reported revenues of 3,170 million euros (26% of which to third parties and joint ventures), against revenues of 1,841 million euros in the same period a year earlier, which included only a two-month period of activity of the Passenger & Commercial Vehicles product line. In the first half of 2006, the Passenger & Commercial Vehicles product line posted revenues of 1,761 million euros and sold 1,212,000 engines and 869,000 transmissions. In the first half of the year, the Industrial & Marine product line had revenues of 1,401 million euros (+3% over the first half of 2005) and sold 235,000 engines (+2.5%).

Trading profit for the first half of 2006 was 86 million euros, up from the 58 million euros of the same period a year ago, attributable to the same factors explained for the second quarter.

Magneti Marelli

Magneti Marelli had revenues of 1,146 million euros in the second quarter of 2006, for an increase of 11.3% over the corresponding period of 2005. On a comparable scope of consolidation and at the same exchange rate, the increase would have been approximately 12%, with revenue growth in all business areas stemming from the good performance of the sales of Fiat models and from sales to non captive customers.

The revenues of the Lighting Business Unit, which has a major component of revenues from third parties, grew in almost all markets, due both to an increase in orders received and the greater impact of high-tech products, which have a higher unit value. Revenues at the Engine Control Business Unit stemmed from higher sales to Fiat Auto and Fiat Powertrain Technologies; sales to non captive customers also increased. The positive sales performance of Fiat models drove sales of the Suspension Systems and Exhaust Systems Business Units, both in Italy and abroad.

In the second quarter of 2006, Magneti Marelli had a trading profit of 50 million euros. The 8 million euro improvement over the same period of 2005 is mainly attributable to higher sales volume, the streamlining of the cost structure and efficiency gains, which offset competitive price pressures and higher raw material prices.

In the second quarter of 2006, the Sector sold to the Fiat Auto Sector the Suspension Systems manufacturing and assembly activities carried out at the Cassino, Pomigliano d’Arco, Melfi, and Mirafiori plants.

In the first half of 2006, Magneti Marelli had revenues of 2,342 million euros, up 17.3% from the same period a year earlier. On a comparable scope of consolidation and at the same exchange rate, revenues would have increased by approximately 16%, due in part to the positive sales performance of Fiat models, with increases in all business areas. Sales to third parties also performed well.

In the first half of 2006, Magneti Marelli reported a trading profit of 92 million euros, 17 million euros higher than in the first half of 2005, due to the same factors described for the quarter.

Teksid

Teksid had revenues of 260 million euros in the second quarter of 2006, down 8.5% from the same period of the previous year due to deconsolidation of a French subsidiary operating in the Cast Iron segment, following dilution of the investment held by Teksid. Excluding the impact of this deconsolidation, revenues would have increased slightly (+1%) mainly due to the positive impact of currency translation rates.

On a comparable scope of operations, the Cast Iron Business Unit posted a decrease of 1.2%, while the Magnesium Business Unit reported a recovery in activity with an increase in sales volumes of 4.4%.

Teksid closed the second quarter of 2006 with a trading profit of 18 million euros, compared with a trading profit of 14 million euros in the corresponding quarter of 2005. This improvement is mainly attributable to efficiency gains.

In the first half of 2006, Teksid had revenues of 520 million euros, in line with the corresponding period of 2005. Excluding the impact of the mentioned change in the scope of operations, the increase would have amounted to approximately 11%, thanks to higher volumes at the Cast Iron Business Unit (+5% on a comparable basis) generated in Europe, Brazil and Mexico and the favorable impact of currency translation rates. Stable volumes were recorded at the Magnesium Business Unit.

Trading profit in the first six months of 2006 amounted to 30 million euros. The improvement with respect to the 19 million euros of the corresponding period of 2005 is mainly due to higher volume and efficiency gains.

Comau

In the second quarter of 2006, Comau had revenues of 346 million euros, 2% less than the corresponding period of 2005. The change is due to the slowdown in activity levels in the Bodywork and Final Assembly business lines in Europe, almost completely compensated by the improved performance of contract work in the Nafta area and Service operations.

The low level of investments by car makers negatively impacted order intake for the period which totaled 338 million euros. The 8.8% decrease over the second quarter of 2005 is mainly attributable to the Nafta area. Outstanding contract work totaled 707 million euros at June 30, virtually in line with December 31, 2005.

During the second quarter, Comau had a trading loss of 15 million euros, against a trading loss of 6 million euros during the corresponding period of 2005. The change is attributable to the reduction in volume and margins of European Bodywork activities, only partly offset by the improved performance of contract work in North America.

In the first half of 2006, Comau posted revenues of 652 million euros, down 2.5% with respect to the corresponding period of 2005.

Excluding the impact of painting activities, still present in the first quarter of 2005 and subsequently sold, revenues were virtually unchanged (+1%) as the reduction in contract work in Europe was offset by increases in the Nafta area and Service operations.

During the first half of 2006, the order intake showed a negative trend totaling 730 million euros, down 10.5% from the same period a year ago (-11.3% on a comparable scope of operations). The reasons for this decline are the same described for the quarter.

In the first six months of the year Comau reported a trading loss of 21 million euros compared with a trading loss of 15 million euros during the corresponding period of 2005. The decrease is attributable to the same factors explained for the quarter.

Other Businesses

Net revenues

1st Half				2nd Quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change
306	353	-13.3	Services (Business Solutions)	168	182	-7.7
202	203	-0.5	Publishing and Communications (Itedi)	108	110	-1.8
267	231	15.6	Holding companies and Other companies	127	109	16.5
775	787	-1.5	Total	403	401	0.5

Trading profit

1st Half				2nd Quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change
15	8	7	Services (Business Solutions)	11	6	5
5	12	-7	Publishing and Communications (Itedi)	5	7	-2
(51)	(47)	-4	Holding companies and Other companies	(32)	(35)	3
(31)	(27)	-4	Total	(16)	(22)	6

Business Solutions

In the second quarter of 2006 Business Solutions revenues totaled 168 million euros, a decline of 7.7% over the second quarter of 2005 due to the change in the scope of consolidation (resulting from the sale of Atlanet). On a comparable basis, revenues would have risen by approximately 5% as services provided to Group companies increased.

Trading profit of 11 million euros was recorded in the second quarter of 2006, compared with 6 million euros in the second quarter of 2005, due in part to cost efficiency gains.

In the first half of the year, Business Solutions reported revenues of 306 million euros, 13.3% less than the in the first six months of 2005 due to the change in the scope of consolidation. On a comparable basis, revenues would have risen by approximately 5% as services provided to Group companies increased.

The Sector’s trading profit totaled 15 million euros in the first half of 2006, an increase of 7 million euros over the January-June 2005 period.

At the end of June 2006 the Sector sold Sestrieres S.p.A., a company active in the management of ski-lift facilities.

Itedi

Itedi had revenues of 108 million euros in the second quarter of 2006, down 1.8% with respect to the corresponding quarter of 2005. The decrease in revenues was due to lower advertising revenues realized by Publikompass with televisions channels and magazines, and lower revenues from brand stretching initiatives by Editrice La Stampa, partly offset by the higher price charged for the newspaper.

The Sector closed the quarter with trading profit of 5 million euros, compared with trading profit of 7 million euros in the corresponding period of 2005. The decrease is due to lower revenues, higher costs for the new rotary press industrial project, higher paper costs, and costs sustained for a new advertising promotion campaign in northeast Italy. On the other hand, positive effects came from the increase in the price of the newspaper and lower distribution costs, partly due to the transfer of the newspaper distribution activities to a specially formed company that is 55% owned by M-dis S.p.A. (a company operating in the distribution of publishing products).

In the first half of 2006 Itedi had revenues of 202 million euros, slightly lower than in the corresponding period of 2005, and its trading profit amounted to 5 million euros, a decline of 7 million euros with respect to the first six months of 2005. The reasons for this performance are the same as those provided for the quarter.

CONSOLIDATED STATEMENT OF CASH FLOWS

The consolidated statement of cash flows is presented as a component of the Consolidated Financial Statements. A condensed version of this and comments thereon are provided below.

(in millions of euros)		1stHalf 2006	1stHalf 2005
A)	Cash and cash equivalents at beginning of period	6,417	5,767
B)	Cash flows from (used in) operating activities	1,926	1,055
C)	Cash flows from (used in) investment activities (a)	(1,438)	1,402
D)	Cash flows from (used in) financing activities	(460)	(1,655)
	Translation exchange differences	(128)	227
E)	Total change in cash and cash equivalents	(100)	1,029
F)	Cash and cash equivalents at end of period	6,317	6,796
	of which: cash and cash equivalents included among Assets held for sale (B.U.C.)	191	-
G	Cash and cash equivalents at end of period as reported in the financial statements	6,126	6,796
(a) In the first half of 2005, the Cash flows from investment activities benefited, among other things, from the repayment of the loans granted by central treasury to the financial services companies sold by Iveco as part of the transaction with Barclays (proceeds of approximately 2 billion euros) and from the effects of the unwinding of the joint ventures with General Motors (positive by approximately 500 million euros).

In the first half of 2006 cash flows from operating activities totaled 1,926 million euros.
Income cash flow, that is net income plus amortization and depreciation, dividends, changes in provisions and items relating to sales with buy-back commitments, net of “Gains/losses and other non-monetary items”, amounted to 1,938 million euros, from which must be deducted the cash used for the increase in working capital which, when calculated on a comparable consolidation and exchange rate basis, amounted to 12 million euros.

Cash flow used in investment activities totaled 1,438 million euros. Net of the reduction in securities held as current assets (136 million euros), investment activities used a total of 1,574 million euros.

Net of vehicles sold under buy-back commitments, investments in tangible assets (including investments in vehicles for long-term leasing operations for 487 million euros) and intangible assets totaled 1,556 million euros.  In addition to investments during the period, receivables from financing activities increased, absorbing 281 million euros in liquidity. This increase was mainly attributable to the growth in financing disbursed by the financial services companies of CNH, and was partially offset by the decrease in financing to the Fiat Auto dealer network and collection of financial receivables from others, associated companies, and sold companies.

Proceeds from the sale of non-current assets, which contributed 293 million euros, mainly refer (182 million euros) to the sale of vehicles as part of long-term leasing activity, while the remainder refers to the sale of Atlanet S.p.A., Sestrieres S.p.A , the interest held in IPI S.p.A., and other minor sales.

Cash flows regarding financing activities absorbed a total of 460 million euros in resources. The cash generated by bonds issued during the first half of the year (2 billion euros in notes issued by Fiat Finance & Trade S.A. and USD 500 million in notes issued by Case New Holland Inc.) was more than offset by the redemption of bonds (for approximately 1.7 billion euros), the reduction in bank loans (for 0.6 billion euros), and the reduction in other financial payables, including asset-backed financing (for approximately another 0.5 billion euros, net of the translation effect stemming from changes in foreign exchange rates).

BALANCE SHEET OF THE GROUP AT JUNE 30, 2006

At June 30, 2006, Total Assets amounted to 62,334 million euros, virtually unchanged from their level of 62,454 million euros at December 31, 2005.

In the first half of 2006, Non-current assets decreased by 865 million euros. Net of the negative impact of changes in the translation rates for dollar denominated items (approximately 470 million euros), the decrease is mainly due to the decrease in Property, plant, and equipment. This was caused principally by the negative balance of investments, depreciation, disinvestments (mainly vehicles subject to operating leases or sold by Iveco with buy-back commitments), to which must be added the deconsolidation of the activities of Sestrieres S.p.A. (sold at the end of June) and the reclassification of B.U.C. - Banca Unione di Credito to Assets held for sale. The contract for the sale of B.U.C. was finalized at the end of June 2006.

Receivables from financing activities totaled 14,705 million euros at June 30, 2006, reflecting a decrease of approximately 1.3 billion euros from December 31, 2005. Net of the negative foreign exchange impact of approximately 0.5 billion euros and the effect of reclassifying the receivables of B.U.C. (approximately 1.1 billion euros), receivables from financing activities showed an increase of approximately 0.3 billion euros.

The increase in financing provided to the dealer network and end customers of CNH was only partially offset by the collection of financial receivables from associated companies, sold companies (Atlanet S.p.A.), and financial receivables from others. In addition, during the first half of 2006, the positive performance at Fiat Auto reduced vehicle inventories at the dealer network and financing to the network.

Working capital, net of the items connected with the sales of vehicles with buy-back commitments, is negative by 225 million euros, 24 million euros more than at the beginning of the fiscal year, when working capital was negative by 249 million euros.
(in millions of euros)	At 06.30.2006	At 12.31.2005	Change
Inventories (1)	7,680	7,133	547
Trade receivables	5,700	4,969	731
Trade payables	(12,551)	(11,777)	(774)
Other receivables/ (payables), accruals and deferrals (2)	(1,054)	(574)	(480)
Working capital	(225)	(249)	24
(1) “Inventories” are shown net of the value of vehicles sold with buy-back commitments by Fiat Auto.
(2) “Other payables” included in the balance of “Other receivables/ (payables), accruals and deferrals”, exclude amounts due to customers corresponding to the buy-back price due upon expiration of the related contracts and the amount of the fees paid in advance by customers for vehicles sold with buy-back commitments, which is equal to the difference at the date of signing the contract between the sales price and the buy-back price and which is allocated over the term of the entire agreement.

Net inventories grew by 547 million euros, mainly due to the growth posted at Iveco (partly as a result of the launch of the new Daily) and Fiat Auto, where activity levels increased.

The 731 million euro increase in trade receivables is principally attributable to Fiat Auto and CNH, due to higher sales volume.

At June 30, 2006, trade receivables, other receivables, and receivables from financing activities falling due after that date and sold without recourse, and therefore eliminated from the balance sheet in compliance with IAS 39 de-recognition requirements, totaled 2,501 million euros (2,463 million euros at December 31, 2005).

The increase in net inventories and trade receivables was almost entirely offset by the increase in trade payables (774 million euros) following production increases at Fiat Auto, CNH and Iveco, in addition to the rise in the liability balance of the account “Other receivables/(payables), accruals and deferrals” (480 million euros), which reflects, in particular, the receipt of amounts due from the tax authorities.

At June 30, 2006, consolidated net debt amounted to 17,597 million euros, 926 million euros less than the 18,523 million euros balance at the beginning of the year.

(in millions of euros)	At 06.30.2006	At 12.31.2005
Debt	(23,430)	(25,761)
- Asset-backed financing (a)	(9,913)	(10,729)
- Other debt (a)	(13,517)	(15,032)
Debt included among liabilities held for sale (B.U.C.)	(1,101)	-
Other financial liabilities (b)	(170)	(189)
Other financial assets (b)	366	454
Current securities	319	556
Cash and cash equivalents	6,126	6,417
Current securities included among assets held for sale (B.U.C.)	102	-
Cash and cash equivalents included among assets held for sale (B.U.C.)	191	-
Net debt	(17,597)	(18,523)
Industrial Activities	(2,288)	(3,219)
Financial Services	(15,309)	(15,304)
(a) The amounts of “Other debt” and “Asset-backed financing” at December 31, 2005 differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification described in the Notes of this First-Half Report.

(b) The item includes the asset and liability fair values of derivative financial instruments.

Other debt at June 30, 2006, was lower by 1,515 million euros.

The decrease is mainly attributable to reclassification of the liabilities of B.U.C. - Banca Unione di Credito to Liabilities held for sale, as a consequence of the previously mentioned sales contract, which led to a reduction of approximately 1.1 billion euros. This was in addition to redemption of bonds that had reached maturity for approximately 1.7 billion euros, short-term bank payables of approximately 0.6 billion euros, and the translation effects of variations in foreign exchange rates totaling approximately 200 million euros. In contrast, during the first half of 2006, the Group completed a series of bond issues that enabled it to refinance approximately 2.4 billion euros in debt, and in particular:

▪
6.625% Senior Notes with a face value of 1 billion euros repayable on February 15, 2013, issued by Fiat Finance & Trade S.A. and guaranteed by Fiat S.p.A., and placed on February 10 at a price of 100%;

▪
the 500 million dollar bond issue (equal to 393 million euros), repayable on March 1, 2014 and bearing a coupon interest of 7.125% issued by Case New Holland Inc. and guaranteed by CNH Global N.V. The placement was completed on March 3;

▪
the 1 billion euro bond issue with a fixed coupon of 5.625% and due on November 15, 2011. The offering closed on May 12 at a price of 99.565%. The notes, issued by the subsidiary Fiat Finance and Trade S.A. as part of the 15 billion euro Global Medium Term Notes program, are guaranteed by Fiat S.p.A.

The Cash position (cash, cash equivalents and current securities, including those relating to B.U.C. for 293 million euros), which totaled 6,738 million euros at June 30, 2006, decreased by 235 million euros compared to 6,973 million euros at the beginning of the year.

At June 30, 2006, “Cash and cash equivalents” included approximately 960 million euros (approximately 700 million euros at December 31, 2005) specifically allocated to service the debt for securitization structures mainly recognized as “Asset-backed financing.”

GROUP EMPLOYEES

The Group had 173,396 employees at June 30, 2006, 375 fewer than the 173,771 employees at March 31, 2006 and 299 fewer than the 173,695 employees at December 31, 2005.

The reduction with respect to the end of 2005 is mainly due to the change in the scope of operations as a result of the deconsolidation of a French subsidiary of Teksid during the first quarter of 2006.

INDUSTRIAL ACTIVITIES AND FINANCIAL SERVICES ACTIVITIES: OPERATING PERFORMANCE AND BALANCE SHEET AT JUNE 30, 2006

The following analyses of the consolidated income statement, balance sheet and statement of cash flows present separately the consolidated data of the Group's Industrial Activities and Financial Services activities (consisting of the retail financing, leasing, and rental companies of Fiat Auto, CNH and Iveco and the banking activities performed by Banca Unione di Credito - B.U.C.).

Principles of analysis

The separation between Industrial Activities and Financial Services activities is made by preparing specific sub-consolidated financial statements on the basis of the normal business performed by each Group company.

The equity investments held by companies belonging to one activity segment in companies included in another segment are accounted for by using the equity method.

To avoid a misleading presentation of net income, the effect of this accounting is classified in the income statement item “Result of intersegment investments.”

The Holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V.) are classified under Industrial Activities.

The sub-consolidated financial statements of Industrial Activities also include companies that operate centralized cash management activities, i.e. which raise financial resources on the market and finance Group companies without providing financial services support to third parties.

Operating Performance by Activity Segment
2nd Quarter Results	2nd Quarter 2006			2nd Quarter 2005
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	13,608	13,207	639	12,052	11,818	507
Cost of sales	11,419	11,157	500	10,293	10,197	369
Selling, general and administrative costs	1,196	1,126	70	1,141	1,075	66
Research and development costs	371	371	-	342	342	-
Other income (expenses)	37	35	2	84	83	1
Trading profit	659	588	71	360	287	73
Gains (losses) on the disposal of investments	6	9	(3)	21	21	-
Restructuring costs	5	5	-	50	50	-
Other unusual income (expenses)	(1)	1	(2)	385	385	-
Operating income	659	593	66	716	643	73
Financial income (expenses)	(163)	(163)	-	(237)	(237)	-
Result from investments (*)	46	33	13	(6)	(23)	17
Income before taxes	542	463	79	473	383	90
Income taxes	212	210	2	256	231	25
Net income	330	253	77	217	152	65
Result of intersegment investments	-	77	-	-	65	-
Net income before minority interest	330	330	77	217	217	65
(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments accounted for by using the equity method.

1st Half Results	1st Half 2006			1st Half 2005
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	26,164	25,411	1,244	22,807	22,259	992
Cost of sales	22,068	21,590	969	19,529	19,266	707
Selling, general and administrative costs	2,409	2,270	139	2,267	2,132	135
Research and development costs	701	701	-	681	681	-
Other income (expenses)	(4)	(7)	3	77	80	(3)
Trading profit	982	843	139	407	260	147
Gains (losses) on the disposal of investments	8	11	(3)	20	20	-
Restructuring costs	8	8	-	82	82	-
Other unusual income (expenses)	-	2	(2)	1,100	1,100	-
Operating income	982	848	134	1,445	1,298	147
Financial income (expenses)	(298)	(298)	-	(436)	(436)	-
Result from investments (*)	90	64	26	25	(1)	26
Income before taxes	774	614	160	1,034	861	173
Income taxes	293	264	29	524	474	50
Net income	481	350	131	510	387	123
Result of intersegment investments	-	132	-	-	123	-
Net income before minority interest	481	482	131	510	510	123
(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments accounted for by using the equity method.

Industrial Activities

In the second quarter of 2006, net revenues for Industrial Activities totaled 13,207 million euros, up 11.8% from the same period of the previous year. This change reflected the significant increase in volumes at Fiat Auto and higher revenues at CNH, Iveco, Ferrari and the Components and Production Systems business area.

In the first half of 2006, net revenues for Industrial Activities increased by 14.2%, rising from 22,259 million euros in 2005 to 25,411 million euros.

Industrial Activities reported a trading profit of 588 million euros in the second quarter of 2006, 301 million euros more than in the second quarter of 2005. The principal improvement is largely attributable to Fiat Auto, together with which there was a general improvement in the results of all the industrial Sectors, with the exception of CNH, which benefited in 2005 from a one-time reduction in healthcare costs in North America, and Comau.

Trading profit was 843 million euros in the first half of 2006, up sharply (+583 million euros) from the trading profit of 260 million euros reported for the first half of 2005.

The operating income of Industrial Activities was 593 million euros in the second quarter of 2006, compared with 643 million euros in the second quarter of 2005, which included 419 million euros relating to the remaining portion of the General Motors settlement. Net of this amount and other unusual items, operating income would have been 301 million euros higher, due to an improvement in trading profit.

The operating income of Industrial Activities was 848 million euros in the first half of 2006, compared with operating income of 1,298 million euros in 2005, which reflected the entire amount of the General Motors settlement (1,134 million euros). Net of this amount and other unusual items, operating income would have been 583 million euros higher, due to the improvement in trading profit.

Financial Services

Net revenues
1st Half				2nd Quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change
484	311	55.6	Fiat Auto	245	158	55.1
509	394	29.2	Agricultural and Construction Equipment (CNH)	260	208	25.0
215	257	-16.3	Trucks and Commercial Vehicles (Iveco)	117	127	-7.9
36	30	20.0	Holding companies and Other companies	17	14	21.4
1,244	992	25.4	Total	639	507	26.0

Trading profit
1st Half				2nd Quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change
19	23	-4	Fiat Auto	10	9	1
114	106	8	Agricultural and Construction Equipment (CNH)	59	54	5
(2)	12	-14	Trucks and Commercial Vehicles (Iveco)	(1)	7	-8
8	6	2	Holding companies and Other companies	3	3	-
139	147	-8	Total	71	73	-2

In the second quarter of 2006, Financial Services generated net revenues of 639 million euros, 26.0% more than in the corresponding period of 2005.

The Financial Services of Fiat Auto had revenues of 245 million euros. The increase (+55.1%) from the second quarter of 2005 was mainly due to consolidation of Leasys, complete control of which was acquired at the end of 2005. On a comparable scope of consolidation and at the same exchange rates, there was a slight positive change (+3%), connected with the positive foreign exchange effect of the Brazilian operations.

The Financial Services of the Agricultural and Construction Equipment Sector reported growth in activity, generating revenues of 260 million euros (+25.0% from the second quarter of 2005).

The Financial Services of Iveco reported revenues of 117 million euros, down 7.9% from the 127 million euros in the second quarter of 2005, which included revenues of the activities sold as part of the Iveco-Barclays transaction and excluded from June 1, 2005.

Financial Services had revenues of 1,244 million euros in the first half of 2006, up 25.4% from the same period in 2005. The increase reported by CNH (+29.2%) was supplemented by the positive balance resulting from changes in the scope of consolidation at Fiat Auto and Iveco.

The trading profit was 71 million euros in the second quarter of 2006, down slightly (-2 million euros) from the second quarter of 2005, mainly due to changes in the scope of consolidation.

The Financial Services of Fiat Auto had a trading profit of 10 million euros in the second quarter, compared with 9 million euros in the second quarter of 2005: the increase was mainly attributable to consolidation of Leasys.

The trading profit of CNH Financial Services rose to 59 million euros from the 54 million euros in the second quarter of 2005.

The Financial Services of Iveco closed the second quarter with a trading loss of 1 million euros, in contrast with the trading profit of 7 million euros in the same period of 2005. The decrease was mainly due to the sale of activities as part of the transaction with Barclays.

In the first half of 2006, Financial Services reported a trading profit of 139 million euros, compared with the trading profit of 147 million euros for the same period of 2005. The decrease is largely attributable to the change in the scope of consolidation at Iveco and the decrease reported by Fiat Auto in the first quarter of 2006.

Balance Sheet by Activity Segment
	At 06.30.2006			At 12.31.2005
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets	5,835	5,668	167	5,943	5,762	181
- Goodwill	2,284	2,133	151	2,418	2,259	159
- Other intangible assets	3,551	3,535	16	3,525	3,503	22
Property, plant and equipment	10,425	10,406	19	11,006	10,961	45
Investment property	21	21	-	26	26	-
Investments and other financial assets	2,219	4,075	777	2,333	4,184	796
Leased assets	1,370	-	1,370	1,254	4	1,250
Defined benefit plan assets	5	5	-	-	-	-
Deferred tax assets	1,926	1,719	207	2,104	1,930	174
Total Non-current Assets	21,801	21,894	2,540	22,666	22,867	2,446
Inventories	8,750	8,647	111	7,881	7,809	76
Trade receivables	5,700	5,663	364	4,969	4,856	341
Receivables from financing activities	14,705	5,478	14,907	15,973	4,881	15,856
Other receivables	2,871	2,753	235	3,084	2,922	243
Accrued income and prepaid expenses	276	250	26	272	253	21
Current financial assets	714	500	214	1,041	663	378
- Current investments	29	29	-	31	31	-
- Current securities	319	135	184	556	204	352
- Other financial assets	366	336	30	454	428	26
Cash and cash equivalents	6,126	5,119	1,007	6,417	5,517	900
Total Current Assets	39,142	28,410	16,864	39,637	26,901	17,815
Assets held for sale (a)	1,391	34	1,357	151	151	-
TOTAL ASSETS	62,334	50,338	20,761	62,454	49,919	20,261
Total assets adjusted for asset- backed financing transactions	52,421	49,328	11,747	51,725	48,388	10,797
Stockholders’ equity	9,462	9,458	2,469	9,413	9,409	2,479
Provisions	8,469	8,280	189	8,698	8,499	199
- Employee benefits	3,696	3,683	13	3,919	3,894	25
- Other provisions	4,773	4,597	176	4,779	4,605	174
Debt	23,430	13,081	16,194	25,761	13,782	16,915
- Asset-backed financing (b)	9,913	1,010	9,014	10,729	1,531	9,464
- Other debt (b)	13,517	12,071	7,180	15,032	12,251	7,451
Other financial liabilities	170	162	8	189	180	9
Trade payables	12,551	12,472	426	11,777	11,700	297
Other payables	5,362	5,368	101	4,821	4,698	205
Deferred tax liabilities	347	299	48	405	375	29
Accrued expenses and deferred income	1,355	1,218	138	1,280	1,166	128
Liabilities held for sale (a)	1,188	-	1,188	110	110	-
TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	62,334	50,338	20,761	62,454	49,919	20,261
Total liabilities adjusted for asset- backed financing transactions	52,421	49,328	11,747	51,725	48,388	10,797
a)  At June 30, 2006, the item Assets held for sale includes, among other things, the carrying amount of assets of B.U.C. for 1,357 million euros, of which cash and cash equivalents amount to 191 million euros and current securities to 102 million euros; the item Liabilities held for sale includes, among other things, B.U.C.’s liabilities for 1,188 million euros, of which debts amount to 1,101 million euros.
b) The amounts of “Other debt” and “Asset-backed financing” of the Group and the Financial Services Companies at December 31, 2005 differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification described in the Notes of this First-Half Report.

Net Debt by Activity Segment

	At 06.30.2006			At 12.31.2005

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt	(23,430)	(13,081)	(16,194)	(25,761)	(13,782)	(16,915)
- Asset-backed financing (a)	(9,913)	(1,010)	(9,014)	(10,729)	(1,531)	(9,464)
- Other debt (a)	(13,517)	(12,071)	(7,180)	(15,032)	(12,251)	(7,451)
Debt included among liabilities held for sale (B.U.C.)	(1,101)	-	(1,101)	-	-	-
Intersegment financial receivables	-	5,365	480	-	4,594	342
Financial payables net of intersegment balances	(24,531)	(7,716)	(16,815)	(25,761)	(9,188)	(16,573)
Other financial assets (b)	366	336	30	454	428	26
Other financial liabilities (b)	(170)	(162)	(8)	(189)	(180)	(9)
Current securities	319	135	184	556	204	352
Cash and cash equivalents	6,126	5,119	1,007	6,417	5,517	900
Current securities included among assets held for sale (B.U.C.)	102	-	102	-	-	-
Cash and cash equivalents included among assets held for sale (B.U.C.)	191	-	191	-	-	-
Net debt	(17,597)	(2,288)	(15,309)	(18,523)	(3,219)	(15,304)
(a)  The amounts of “Other debt” and “Asset-backed financing” of the Group and the Financial Services Companies at December 31, 2005 differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification described in the Notes of this First-Half Report.

(b) The item includes the asset and liability fair values of derivative financial instruments.

“Financial payables” under Industrial Activities partly include funds raised by the central cash management and transferred to financial services companies in support of their activity (represented under the item “Intersegment financial receivables”).
“Intersegment financial receivables” in financial services companies represent loans or advances to industrial companies, mainly relating to the sales of receivables by industrial to financial companies in transactions that do not comply with the requirements set out in IAS 39 for the recognition of those sales.

“Cash and cash equivalents” include approximately 960 million euros at June 30, 2006 (approximately 700 million euros at December 31, 2005) mainly relating to financial services companies and allocated to service the debt for securitization structures, classified as “Asset-backed financing.”

Net debt of financial services companies at June 30, 2006 was virtually unchanged (+5 million euros) from December 31, 2005, as a result of an increase of approximately 500 million euros offset by the translation effects of variations in foreign exchange rates. This increase is mainly attributable to the increase in financing customers and the dealer network of CNH.

Change in net industrial debt

(in millions of euros)	1st Half 2006	1st Half 2005
Net industrial debt at beginning of period	(3,219)	(9,447)
Net income	482	510
Amortisation and depreciation (net of vehicles sold under buy-back commitments)	1,340	1,114
Change in provisions for risks and charges and other changes	(74)	290
Cash flows from (used in) operating activities during the period, net of change in working capital	1,748	1.914
Change in working capital	(66)	(1,137)
Cash flows from (used in) operating activities during the period	1,682	777
Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments)	(1,065)	(907)
Cash flows from (used in) operating activities during the period, net of capital expenditures	617	(130)
Net change in receivables from financing activities	161	280
Change in scope of consolidation and other changes	134	269
Net cash flows from (used in) industrial activities excluding capital contributions and dividends paid	912	419
Capital increases and dividends, net	3	(9)
Translation exchange differences	16	(126)
Change in net industrial debt	931	284
Net industrial debt at end of period	(2,288)	(9,163)

During the first half of 2006, net industrial debt decreased by 931 million euros.

Cash flow generated by operating activities during the period was positive by 1,682 million euros, more than offsetting industrial capital expenditures in the first half of 2006, which totaled 1,065 million euros.

The collection of financial receivables from associated companies, sold companies (Atlanet S.p.A.) and financial receivables from others generated 161 million euros in positive cash flow.

The item Change in the scope of consolidation and other changes includes in particular the amount collected upon the sale of Atlanet S.p.A., Sestrieres S.p.A. and the interest held in IPI S.p.A.

Statement of Cash Flows by Activity Segment

		1st Half 2006			1st Half 2005
	(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	Cash and cash equivalents at beginning of period	6,417	5,517	900	5,767	4,893	873
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest	481	482	131	510	510	123
	Amortization and depreciation (net of vehicles sold under buy-back commitments)	1,497	1,340	157	1,217	1,114	103
	(Gains)/losses and other non-monetary items	(7)	(197)	58	(25)	(134)	(14)
	Dividends received	61	137	-	20	68	-
	Change in provisions	(159)	(138)	(21)	120	129	(9)
	Change in deferred income taxes	70	83	(13)	282	279	3
	Change in items due to buy-back commitments (a)	(5)	41	(50)	(58)	(52)	-
	Change in working capital	(12)	(66)	61	(1,011)	(1,137)	94
	Total	1,926	1,682	323	1,055	777	300
C)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(1,556)	(1,065)	(491)	(1,090)	(907)	(184)
	- Investments	(37)	(37)	-	(30)	(118)	-
	Proceeds from the sale of non-current assets	293	114	179	131	170	(38)
	Net change in receivables from financing activities	(281)	161	(442)	144	280	(136)
	Change in current securities	136	67	69	(151)	39	(156)
	Other changes (b)	7	(696)	702	2,398	1,451	962
	Total	(1,438)	(1,456)	17	1,402	915	448
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities	(463)	(542)	79	(1,646)	(979)	(667)
	Increase in capital stock	18	18	-	7	7	88
	Dividends paid	(15)	(15)	(76)	(16)	(16)	(47)
	Total	(460)	(539)	3	(1,655)	(988)	(626)
	Translation exchange differences	(128)	(85)	(45)	227	108	120
E)	Total change in cash and cash equivalents	(100)	(398)	298	1,029	812	242
F)	Cash and cash equivalents at end of period	6,317	5,119	1,198	6,796	5,705	1,115
	of which: cash and cash equivalents included among Assets held for sale (B.U.C.)	191	-	191	-	-	-
G)	Cash and cash equivalents at end of period as reported in the financial statements	6,126	5,119	1,007	6,796	5,705	1,115
a) The cash flows for the two periods generated by the sale of vehicles under buy-back commitments, net of the amount already included in the result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in “Property, plant and equipment”.
b) In the first half of 2005, the item Other Changes included, among other things, the repayment of the loans granted by the central treasury to the financial services companies sold by Iveco as part of the transaction with Barclays (proceeds of approximately 2 billion euros) and the effects of the unwinding of the joint ventures with General Motors (positive by approximately 500 million euros).

Industrial Activities

In the first half of 2006, Industrial Activities absorbed cash and cash equivalents totaling 398 million euros, and in particular:

▪
operating activities generated 1,682 million euros: income cash flow (net income plus amortization and depreciation), net of “(Gains)/losses and other non-monetary items” and including changes in provisions, deferred taxes and items relating to the management of sales with buy-back commitments, was positive by 1,611 million euros, to which dividends for 137 million euros should be added. During the first half, working capital absorbed cash and cash equivalents for 66 million euros;

▪	investment activities absorbed a total of 1,456 million euros.
Theliquidity generated by sale of non-current assets for 114 million euros (principally the sale of Atlanet S.p.A., Sestrieres S.p.A., and the interest held in IPI S.p.A.), the collection of 161 million euros in financial receivables (principally from associated companies and sold companies) and the reduction in current securities (67 million euros), only partially offset funding requirements for period investments and those generated by the increase in net financial receivables from Group Financial Services companies (included among the other changes);

▪
financing activities absorbed 539 million euros in liquidity. The funding requirements generated by the redemption of bonds and the repayment of bank loans during the first half, in addition to lower asset-backed financing, were only partly offset by the bonds issued.

Financial Services

The cash and cash equivalents of Financial Services at June 30, 2006 totaled 1,198 million euros, 298 million euros higher than at the beginning of the fiscal year.

The cash generated during the quarter mainly derived from:

▪	operations during the year, which generated 323 million euros in cash, principally in consequence of income cash flow (net income plus amortization and depreciation);

▪
investment activities, which generated 17 million euros in cash. The proceeds generated by sales of non-current assets (principally the disposal of vehicles that had been leased out under operating leases), the reduction in current securities, and the financing received from industrial companies in support of activity more than offset growth in the investment portfolio and funding requirements for investments (491 million euros, mainly for vehicles that had been leased out under operating leases).

Fiat Group	Interim Consolidated Financial Statements and Notes at June 30, 2006

Consolidated Income Statement

(in millions of euros)	(Note)	2nd quarter 2006	2nd quarter 2005	1st half 2006	1st half 2005
Net revenues	(1)	13,608	12,052	26,164	22,807
Cost of sales	(2)	11,419	10,293	22,068	19,529
Selling, general and administrative costs	(3)	1,196	1,141	2,409	2,267
Research and development costs	(4)	371	342	701	681
Other income (expenses)	(5)	37	84	(4)	77
Trading profit		659	360	982	407
Gains (losses) on the disposal of investments	(6)	6	21	8	20
Restructuring costs	(7)	5	50	8	82
Other unusual income (expenses)	(8)	(1)	385	-	1,100
Operating result		659	716	982	1,445
Financial income (expenses)	(9)	(163)	(237)	(298)	(436)
Result from investments	(10)	46	(6)	90	25
Result before taxes		542	473	774	1,034
Income taxes	(11)	212	256	293	524
Result from continuing operations		330	217	481	510
Result from discontinued operations		-	-	-	-
Net result before minority interest		330	217	481	510
Minority interest		50	37	63	35
Group interest in net result		280	180	418	475

(in euros)
Earnings per ordinary share	(12)	0.168	0.184	0.277	0.485
Earnings per preference share	(12)	0.201	0.184	0.310	0.485
Earnings per savings share	(12)	0.943	0.184	1.052	0.485
Diluted earnings per ordinary share	(12)	0.168	0.184	0.277	0.456
Diluted earnings per preference share	(12)	0.201	0.184	0.310	0.485
Diluted earnings per savings share	(12)	0.943	0.184	1.052	0.456

Consolidated Balance Sheet
(in millions of euros)	(Note)	At June 30, 2006	At December 31, 2005
ASSETS
Intangible assets	(13)	5,835	5,943
Property, plant and equipment	(14)	10,425	11,006
Investment property		21	26
Investments and other financial assets	(15)	2,219	2,333
Leased assets	(16)	1,370	1,254
Defined benefit plan assets		5	-
Deferred tax assets	(11)	1,926	2,104
Total Non-current assets		21,801	22,666
Inventories	(17)	8,750	7,881
Trade receivables	(18)	5,700	4,969
Receivables from financing activities	(18)	14,705	15,973
Other receivables	(18)	2,871	3,084
Accrued income and prepaid expenses		276	272
Current financial assets:		714	1,041
- Current equity investments		29	31
- Current securities	(19)	319	556
- Other financial assets	(20)	366	454
Cash and cash equivalents	(21)	6,126	6,417
Total Current assets		39,142	39,637
Assets held for sale	(22)	1,391	151
TOTAL ASSETS		62,334	62,454
Total assets adjusted for asset-backed financing transactions		52,421	51,725
LIABILITIES
Stockholders' equity:	(23)	9,462	9,413
- Stockholders' equity of the Group		8,682	8,681
- Minority interest		780	732
Provisions:	(24)	8,469	8,698
- Employee benefits		3,696	3,919
- Other provisions		4,773	4,779
Debt:	(25)	23,430	25,761
- Asset-backed financing		9,913	10,729
- Other debt		13,517	15,032
Other financial liabilities	(20)	170	189
Trade payables	(26)	12,551	11,777
Other payables	(27)	5,362	4,821
Deferred tax liabilities	(11)	347	405
Accrued expenses and deferred income	(28)	1,355	1,280
Liabilities held for sale	(22)	1,188	110
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		62,334	62,454
Total liabilities adjusted for asset-backed financing transactions		52,421	51,725

Consolidated Statement of Cash Flows

(in millions of euros)			1st half 2006	1st half 2005
A)	Cash and cash equivalents at beginning of period		6,417	5,767
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest		481	510
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		1,497	1,217
	(Gains) losses and other non-monetary items		(7)	(25)
	Dividends received		61	20
	Change in provisions		(159)	120
	Change in deferred income taxes		70	282
	Change in items due to buy-back commitments	(a)	(5)	(58)
	Change in working capital		(12)	(1,011)
	Total		1,926	1,055
C)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(1,556)	(1,090)
	- Investments		(37)	(30)
	Proceeds from the sale of non-current assets		293	131
	Net change in receivables from financing activities		(281)	144
	Change in current securities		136	(151)
	Other changes	(b)	7	2,398
	Total		(1,438)	1,402
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(463)	(1,646)
	- Net change in financial payables		(590)	(1,921)
	- Net change in other financial assets/liabilities		127	275
	Increase in capital stock		18	7
	Dividends paid		(15)	(16)
	Total		(460)	(1,655)
	Translation exchange differences		(128)	227
E)	Total change in cash and cash equivalents		(100)	1,029
F)	Cash and cash equivalents at end of period		6,317	6,796
	of which: cash and cash equivalents included as Assets held for sale (B.U.C.)		191	-
G)	Cash and cash equivalents at end of period as reported in the financial statements		6,126	6,796
(a) The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in Property, plant and equipment.
(b) The item Other changes for the first half of 2005 included, amongst other things, the repayment of the loans granted by the central treasury to the financial services companies sold by Iveco as part of the operation with Barclays (receipts of approximately 2 billion euros) and the effects of the unwinding of the joint venture with General Motors (inflows of approximately 500 million euros).

Statement of Changes in Stockholders’ Equity

(in millions of euros)	Capital stock	Retained earnings, reserves, net income/(loss) for the period and cumulative translation adjustments	Minority Interest	Total
Balance at December 31, 2004	4,918	(614)	624	4,928
Net changes in Income (expenses) recognised directly in equity	-	686	21	707
Dividends	-	-	(16)	(16)
Other changes	-	(5)	-	(5)
Net profit (Loss)	-	475	35	510
Balance at June 30, 2005	4,918	542	664	6,124
(in millions of euros)	Capital stock	Retained earnings, reserves, net income/(loss) for the period and cumulative translation adjustments	Minority Interest	Total
Balance at December 31, 2005	6,377	2,304	732	9,413
Net changes in Income (expenses) recognised directly in equity	-	(437)	(17)	(454)
Dividends	-	-	(15)	(15)
Capital increase	-	-	18	18
Other changes	-	20	(1)	19
Net profit (Loss)	-	418	63	481
Balance at June 30, 2006	6,377	2,305	780	9,462

Consolidated Statement of Recognised Income and Expense at June 30, 2006

(in millions of euros)	1st half 2006	1st half 2005
Gains (losses) recognised directly in the cash flow hedge reserve	28	(44)
Gains (losses) recognised directly in reserve for fair value measurement of available-for-sale financial assets	(10)	60
Exchange gains (losses) on the translation of foreign operations	(445)	692
Gains (losses) recognised directly in equity by the Group	(427)	708

Transfers from cash flow hedge reserve	(1)	(22)
Transfer from reserve for fair value measurement of available-for-sale financial assets	(9)	-
Group interest in net result for the period	418	475
Recognized income (expense) of the Group for the period	(19)	1,161

Notes

SIGNIFICANT ACCOUNTING POLICIES

The Report on Operations for the first half of 2006 and the Consolidated Financial Statements for the six months ended June 30, 2006 have been prepared in accordance with Consob Regulation No. 11971 of May 14, 1999, as amended by Consob Resolution No. 14990 of April 14, 2005.

Accounting policies

Starting from January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) endorsed by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

This first half report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting principles and policies used in the preparation of the consolidated financial statements at December 31, 2005. Any changes resulting from the application of new or revised standards are described in the paragraph “Accounting principles applied for the first time in 2006”.

Certain changes have been made to the classification of the figures reported to the First Half Report at June 30, 2005, and the comparative data for prior periods have been reclassified accordingly. These changes have no effect on Trading profit, Operating result, Net result or Consolidated stockholders’ equity and regard in particular:
▪
In order to achieve a better presentation, more consistent between the various Sectors, certain costs, previously classified by some Sectors as Other income (expenses) and by others as Cost of sales or Selling, general and administrative costs, have been recorded in the same manner by all Sectors.

▪	The item Accrued income and prepaid expenses is included in Current assets.

Certain debt amounting to 519 million euros and previously classified in the balance sheet at December 31, 2005 as Other debt has been reclassified as Asset-backed financing in the comparative balance sheet presented in this Report, as it substantially relates to the securitisation of receivables. This reclassification does not, however, alter the total amount presented as Debt at that date.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.
Moreover, these valuation procedures, in particular those of a more complex nature such as any loss in value of fixed assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment of any loss in value is necessary.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

Income taxes are recognized based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

Scope of consolidation

Changes in the scope of consolidation that took place during the first half of 2006 with respect to the consolidated financial statements at December 31, 2005 are as follows:

▪
On March 23, 2006, Fiat’s privileged “Series A” shares in CNH Gobal N.V. were converted into 100 million new ordinary shares of CNH Global N.V.; as a result, the Group increased its holding from 84% to 90%. This operation did not lead to significant effect in the Group’s consolidated financial statements.

▪
The procedure for the sale of the subsidiary Atlanet S.p.A. to the British Telecom group was for the most part finalised in the first quarter of 2006 on receiving the approval of the Italian Guarantor Authority for Competition and the Market; the sale of the businesses in Poland and Brazil is currently being finalised.

▪	Fiat sold its investment in Sestrieres S.p.A. to Via Lattea S.p.A. on June 29, 2006.

▪
Ferrari S.p.A. increased its capital stock during the second quarter of 2006 by the issue of 104,000 new shares, for use in connection with its stock option plans. Fiat S.p.A. subsequently acquired 93,600 of these newly-issued shares, increasing its interest in the company to 56.44%.

These changes in the scope of consolidation do not have a significant overall impact.

Additionally, the Fiat Group and BSI (a company of the Generali Group) reached an agreement on June 14, 2006 whereby BSI will purchase 100% of the capital stock of Banca Unione di Credito (B.U.C.); as a consequence, the carrying amounts of assets and liabilities of this subsidiary have been reclassified to this line item. The closing of the transaction is subject to the approval of the regulatory antitrust authorities.

Furthermore, the engine and gearbox activities previously included as part of the Trucks and Commercial Vehicles Sector are included in the Fiat Powertrain Technologies Sector from January 1, 2006. As required by IAS 14 - Segment Reporting, the comparative data for 2005 have been appropriately reclassified.

The lists of the companies and significant investments of the Fiat Group as of June 30, 2006 required by the aforementioned Consob Regulation, may be found in the Appendix to this Report.

Accounting principles applied for the first time in 2006

In April 2005, the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements - provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated income statement.

In June 2005, the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the fair value option). The revisions limit the use of the option to those financial instruments that meet certain conditions. Those conditions are that:
▪	the fair value option designation eliminates or significantly reduces an accounting mismatch;
▪
a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; and

▪	an instrument contains an embedded derivative that meets particular conditions.

The Group adopted these amendments to IAS 39 from January 1, 2006. This adoption had no material impact on the Stockholders’ equity and net result for the period.

In August 2005, the IASB issued amended requirements for financial guarantee contracts, in the form of limited amendments to IAS 39 and IFRS 4. The amendments require that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet, measured as follows:
▪	initially at fair value;
▪
subsequently at the higher of (i) the best estimate of the expenditure required to settle the present obligation at the balance sheet date in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with IAS18 - Revenue.

In limited cases the Fiat Group provides guarantees to third parties, mostly on behalf of associates and joint ventures in which the Group participates, receiving in exchange a commission for this service. No significant effects on the Group’s equity or result arose on applying the amendment.

New accounting principles

In December 2004, the IASB issued an amendment to IAS 19 - Employee Benefits providing entities with the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognised income and expense. The amendment is effective for annual periods beginning on or after January 1, 2006. The Group has not adopted this amendment in this Report.

OTHER INFORMATION

Other sections of this Report provide the following information:

▪ Significant events occurring since the end of the period and business outlook;
▪ Transactions among Group companies and with related parties.

COMPOSITION AND PRINCIPAL CHANGES

Income Statement

1. Net revenues

An analysis of Net revenues (net of intra-Group transactions) by business sector is as follows:

Net revenues by Sector
(in millions of euros)	2nd quarter 2006	2nd quarter 2005	1st half 2006	1st half 2005
Fiat Auto	5,989	4,928	11,651	9,490
Ferrari	369	313	670	541
Maserati	132	167	251	296
Agricultural and Construction Equipment	3,013	2,821	5,665	5,129
Trucks and Commercial Vehicles	2,278	2,026	4,310	3,982
Fiat Powertrain Technologies (*)	403	456	816	647
Components	703	580	1,416	1,236
Metallurgical Products	200	215	399	421
Production Systems	273	297	521	574
Services	70	87	116	168
Publishing and Communications	105	106	198	198
Other Companies and Eliminations	73	56	151	125
Total Net revenues	13,608	12,052	26,164	22,807

(*) This line includes for 2005 the revenues of the engine and gearbox activities previously classified in the Trucks and Commercial Vehicles Sector. Starting from May 2005 the line also includes the engine and gearbox activities run as a joint venture with General Motors until April 2005.

2. Cost of sales

Cost of sales comprises the following:

(in millions of euros)	2nd quarter 2006	2nd quarter 2005	1st half 2006	1st half 2005
Interest cost and other financial charges from financial services companies	212	205	422	369
Other cost of sales	11,207	10,088	21,646	19,160
Cost of sales	11,419	10,293	22,068	19,529

3. Selling, general and administrative costs

Sales costs amount to 670 million euros and 1,351 in the second quarter of 2006 and in the first half of 2006, respectively (639 million euros and 1,287 million euros in the second quarter of 2005 and in the first half of 2005, respectively) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amount to 526 million euros and 1,058 in the second quarter of 2006 and in the first half of 2006, respectively (502 million euros and 980 million euros in the second quarter of 2005 and in the first half of 2005, respectively) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4. Research and development costs

In the second quarter of 2006, research and development costs of 371 million euros (342 million euros in the second quarter of 2005) comprise all research and development costs not recognized as assets amounting to 218 million euros (237 million euros in the second quarter of 2005) and the amortization of capitalized development costs of 153 million euros (105 million euros in the second quarter of 2005). During the period the Group incurred new expenditure for capitalized development costs of 214 million euros (197 million euros in the second quarter of 2005).

In the first half of 2006, research and development costs of 701 million euros (681 million euros in the first half of 2005) comprise all research and development costs not recognized as assets amounting to 406 million euros (483 million euros in the first half of 2005) and the amortization of capitalized development costs of 295 million euros (198 million euros in the first half of 2005). During the period the Group incurred new expenditure for capitalized development costs of 425 million euros (368 million euros in the first half of 2005).

5. Other income (expenses)

This item, amounting to 37 million euros and -4 million euros in the second quarter of 2006 and in the first half of 2006, respectively (amounting to 84 million euros and 77 million euros in the second quarter of 2005 and in the first half of 2005, respectively), consists of income arising from trading operations which is not attributable to the sale of goods and services, such as income from the sale of licenses and know-how, net of miscellaneous operating costs not ascribable to specific functional areas, such as post retirement benefits (health service costs), indirect taxes and duties, and accruals to miscellaneous provisions.

In the corresponding periods of 2005, the Agricultural and Construction Equipment Sector benefited from a structural reduction in period welfare costs, which resulted in a positive adjustment to the amounts previously provided of 59 million euros in the second quarter of 2005 and of 83 million euros in the first half of 2005.

6. Gains (losses) on the disposal of investments

This item, amounting to 6 million euros in the second quarter of 2006 and 8 million euros in the first half of 2006, includes a gain of 9 million euros realized from the sale of the Group residual interest in I.P.I. S.p.A.

In the corresponding periods of 2005 this item (amounting to 21 million euros and 20 million euros in the second quarter and in the first half of 2005, respectively), included amongst other, a gain of 23 million euros realised from the sale of Palazzo Grassi S.p.A., net of a loss of 2 million euros in the second quarter of 2005 and 3 million euros in the first half of 2005, related to minor operations.

7. Restructuring costs

Restructuring costs amount to 5 million euros in the second quarter of 2006 (50 million euros in the second quarter of 2005).
In the first half of 2006, the group incurred restructuring costs for a total of 8 million euros (82 million euros in the first half of 2005), mostly relating to CNH.

8. Other unusual income (expenses)

Other unusual income (expenses) results in net expenses of 1 million euros for the second quarter of 2006 (net gains of 385 million euros for the second quarter of 2005).

In the second quarter of 2005, this item, amounting to income of 385 million euros, included the following transactions: the remaining portion of the gain reported for the settlement of the Master Agreement with General Motors for 419 million euros (when added to the gain reported in the first quarter of 2005, the total unusual gain reported for this settlement, net of related expenses, amounted to 1,134 million euros in the first half year); a gain of 117 million euros realized from the final disposal of the real estate properties that had been securitized in 1998; additional costs connected with the process of reorganization and streamlining of relationships with Group suppliers, launched in 2004, and with Fiat Auto dealers, for a total of 66 million euros, 71 million euros for an indemnity to Global Value for unwinding the joint-venture with IBM, and 8 million euros from indemnities paid to counterparties to settle contractual guarantees granted on the sale of businesses in previous years.

In the first half of 2006 this item amounts to zero. The balance for the corresponding period in 2005 totalled 1,100 million euros, consisting of 715 million euros recorded in the first quarter of the year in respect of the settlement with General Motors, to which was added a further 385 million euros of unusual income recognized in the second quarter.

9. Financial income (expenses)

The analysis of Financial income (expenses) comprises in addition to the items included in the specific line of the income statement, the income from financial services companies included in Net revenues for 282 million euros and 544 million euros in the second quarter and in the first half of 2006, respectively (319 million euros and 586 million euros in the second quarter and in the first half year of 2005, respectively) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for 212 million euros and 422 million euros in the second quarter and in the first half of 2006, respectively (205 million euros and 369 million euros in the second quarter and in the first half year of 2005, respectively). A reconciliation to the income statement is provided at the foot of each table.
Financial Income
(in millions of euros)	2nd quarter 2006	2nd quarter 2005	1st half 2006	1st half 2005
Interest earned and other financial income	69	96	136	161
Interest income from customers	282	319	544	586
Gains on disposal of securities	3	3	4	3
Total financial income	354	418	684	750
of which:
Interest and other financial income, excluding financial services companies	72	99	140	164

Interest and other financial expenses
Interest expense and other financial expenses	400	481	783	872
Write downs	31	40	61	63
Losses on disposal of securities	-	1	1	1
Interest costs on employee benefits	41	31	81	62
Total interest and other financial expenses	472	553	926	998

Net income (expenses) from derivative financial instruments and exchange losses	25	12	66	29

of which:
Interest and other financial expenses, effects resulting from derivatives financial instruments and exchange differences, excluding financial services companies	235	336	438	600

Net financial income (expenses) excluding financial services companies	(163)	(237)	(298)	(436)

Net financial income (expenses) (excluding financial services companies) totalled -163 million euros in the second quarter of 2006, decreasing from -237 million euros in the second quarter of 2005.

Net financial expenses for the first half of 2006, excluding the financial services companies, amounted to 298 million euros, a decrease compared to the net expenses of 436 million euros for the corresponding period in 2005. The improvement compared to the first half of 2005 is the consequence of the lower level of debt in the Group’s Industrial Activities (also as the result of the conversion of the Mandatory Convertible Facility and the completion of the Italenergia Bis operation). The interest component of pension plan costs and other employee benefits amounted to 81 million euros in the first half of 2006 compared to 62 million euros for the same period in 2005.

10. Result of investments

Result of investments includes the Group’s interest in the net income or loss of the companies accounted for using the equity method, the writedowns connected with the loss in value of financial assets and any reinstatement of value, the writedowns of investments classified as held for sale, accruals to provisions against investments, income and expense arising from the adjustment to fair value of investments in other entities held for trading, and dividend income.

Result of investments in the second quarter of 2006 shows a gain of 46 million euros (loss of 6 million euros in the second quarter of 2005) and includes (amounts in millions of euros): Fiat Auto Sector Companies 16 (31 in 2005), various CNH Agricultural and Construction Equipment Sector companies 19 (11 in 2005), Trucks and Commercial Vehicles Sector Companies 3 (-30 in 2005) and other companies 8 (-18 in 2005)

Result of investments in the first half of 2006 amounts to 90 million euros (25 million euros in the first half of 2005) and refers to the following companies (amounts in millions of euros): Fiat Auto Sector companies: 24 (57 in 2005); various Agricultural and Construction Equipment Sector. companies: 29 (18 in 2005); Trucks and Commercial Vehicles Sector companies: 21 (-26 in 2004) and other companies: 16 (-24 in 2005).

11. Income taxes

Income taxes consist of the following:
(in millions of euros)	2nd quarter 2006		2nd quarter 2005		1st half 2006		1st half 2005
Current taxes:
IRAP	39		32		77		55
Other taxes	90		37		165		99
Total current taxes		129		69		242		154
Deferred taxes for the period		80		187		45		370
Prior period taxes		3		-		6		-
Total Income taxes for the period		212		256		293		524

The decrease in the charge for income taxes in the first half of 2006 with respect to the same period of 2005 arises to the decrease in the pre-tax result, which in the first half of 2005 included the unusual income relating to the compensation from General Motors.

Net deferred tax assets at June 30, 2006 consist of deferred tax assets, net of deferred tax liabilities that have been offset where possible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:
(in millions of euros)	At June 30, 2006	At December 31, 2005	Change
Deferred tax assets	1,926	2,104	(178)
Deferred tax liabilities	(347)	(405)	58
Net deferred tax assets	1,579	1,699	(120)

12. Earnings per share

The computation of earnings per share is based on the following figures:

		2nd quarter 2006	2nd quarter 2005	1st half 2006	1st half 2005
Group interest in net result	million euros	280	180	418	475

Profit attributable to ordinary shares	million euros	183	146	302	386
Profit attributable preference shares	million euros	21	19	32	50
Profit attributable to savings shares	million euros	76	15	84	39

Average number of ordinary shares outstanding	number	1,087,923,233	796,033,579	1,087,923,233	796,033,579
Average number of preference shares outstanding	number	103,292,310	103,292,310	103,292,310	103,292,310
Average number of savings shares outstanding	number	79,912,800	79,912,798	79,912,800	79,912,798

Earnings per ordinary share	euros	0.168	0.184	0.277	0.485
Earnings per preference share	euros	0.201	0.184	0.310	0.485
Earnings per savings share	euros	0.943	0.184	1.052	0.485

Diluted earnings per ordinary share	euros	0.168	0.184	0.277	0.456
Diluted earnings per preference share	euros	0.201	0.184	0.310	0.456
Diluted earnings per savings share	euros	0.943	0.184	1.052	0.456

The privilege granted to different classes of shares of Fiat S.p.A. has been taken into account for basic and diluted earning per share calculation for the second quarter and first half of 2006. In particular in the calculation of basic and diluted earnings per share it was assumed that prior period dividends would be assigned to savings shares. If these prior period dividends had not been assigned, basic and diluted earnings per savings shares would have been 0.365 euros per share in the second quarter of 2006 and 0.474 euros per share in the first half of 2006. Basic and diluted earnings per share attributable to ordinary and preference shares would have been 0.210 euros per share in the second quarter of 2006 and 0,319 euros per share in the first half of 2006.

In the second quarter and first half of 2006 the potential exercise of stock option rights on Fiat S.p.A. ordinary shares did not give rise to dilutive effect.

The calculation of diluted earnings per share for the first half of 2005 took into account the effects of the conversion of the Mandatory Convertible Facility.

Balance Sheet

13. Intangible assets
(in millions of euros)	Net of amortization at December 31, 2005	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at June 30, 2006
Goodwill	2,418	15	-	(149)	2,284
Development costs	2,603	425	(295)	(14)	2,719
Other	922	47	(101)	(36)	832
Total Intangible assets	5,943	487	(396)	(199)	5,835

Goodwill consists principally of net goodwill resulting from the purchase of the Case group and other companies of the Agricultural and Construction Equipment Sector for 1,879 million euros, the Pico group and other companies in the Production Systems Sector for 184 million euros, companies in the Components Sector for 46 million euros, the Irisbus group, other minor items in the Trucks and Commercial Vehicles Sector for 56 million euros, and companies in the Metallurgical Products Sector for 37 million euros.

Goodwill increased by 15 million euros in the second quarter of 2006, resulting from the purchase made by Fiat S.p.A. of a portion of the shares recently issued by Ferrari S.p.A. corresponding to 0.44% of capital stock.

The addition to Other intangible assets of 47 million euros in the first half of 2006 relates mainly to software.

Foreign exchange losses of 190 million euros in the first half of 2006 principally reflect changes in the Euro/U.S. dollar rate.

14. Property, plant and equipment

(in millions of euros)	Net of depreciation at December 31, 2005	Additions	Depreciation	Change in scope of consolidation	Foreign exchange effects	Disposals and other changes	Net of depreciation at June 30, 2006
Property, plant and equipment	9,830	597	(950)	(27)	(117)	(102)	9,231
Assets sold with a buy-back commitment	1,176	216	(78)	-	(2)	(118)	1,194
Total Property plant and equipment	11,006	813	(1,028)	(27)	(119)	(220)	10,425

During the first half of 2006, additions of 813 million euros mainly refer to the Automotive Sectors (Auto, Iveco and CNH). The change in the scope of consolidation regards mainly the sale of Sestrieres S.p.A..

15. Investments and other financial assets
(in millions of euros)	At June 30, 2006	At December 31, 2005
Investments	1,975	2,090
Receivables	95	113
Other securities	149	130
Total Investments and other financial assets	2,219	2,333

Changes in investments are as follows:
(in millions of euros)	At December 31, 2005	Revaluations (write-downs)	Changes in the scope of consolidation	Other changes	At June 30, 2006
Investments	2,090	84	-	(199)	1,975

At June 30, 2006, the item Investments totals 1,975 million euros (2,090 million euros at December 31, 2005) and includes, amongst others, the following investments (in millions of euros): Fidis Retail Italia S.p.A. 452 (431 at December 31, 2005), Tofas Turk Otomobil Fabrikasi A.S. 180 (245 at December 31, 2005), Iveco Finance Holdings Ltd. 134 (131 at December 31, 2005), Sevel S.p.A. 96 (108 at December 31, 2005), Naveco Ltd. 113 (118 at December 31, 2005), Kobelco Construction Machinery Co. Ltd. 115 (106 at December 31, 2005), Rizzoli Corriere della Sera MediaGroup S.p.A. 102 (104 at December 31, 2005), Mediobanca S.p.A. 230 (227 at December 31, 2005).

Other changes, representing an overall decrease of 199 million euros, refer mainly to the following: exchange losses of 92 million euros; acquisitions and capitalizations for 41 million euros; a negative the fair value adjustment arising from the investment in Mediobanca S.p.A. of 11 million euros; divestitures for 48 million euros; dividends distributed by companies accounted for using the equity method (down 61 million euros); reclassification of the investments held by B.U.C. to Assets held for sale for 11 million euros; and other minor decreases of 17 million euros.

Revaluations and write downs consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Write downs also include any loss in value in investments accounted for under the cost method.

16. Leased assets

(in millions of euros)	Net of depreciation at December 31, 2005	Additions	Depreciation	Foreign exchange effect	Disposals and other changes	Net of depreciation at June 30, 2006
Leased assets	1,254	487	(151)	(11)	(209)	1,370

17. Inventories

(in millions of euros)	At June 30, 2006	At December 31, 2005
Raw materials, supplies and finished goods	8,428	7,499
Work in progress	2,315	2,550
Advances on contract work	(1,993)	(2,168)
Total Inventories	8,750	7,881

At June 30, 2006, Inventories include assets sold with a buy-back commitment by Fiat Auto for 1,070 million euros (748 million euros at December 31, 2005). Net of this amount, inventories show an increase of 547 million euros in the first half of 2006, mainly due to the increase in Iveco caused also by the launch of the new Daily and that in Fiat Auto as a result of its increased levels of activity.

The majority of Work in progress and Advances on contract work relate to the Production Systems Sector (Comau).

18. Current receivables

(in millions of euros)	At June 30, 2006	At December 31, 2005
Trade receivables	5,700	4,969
Receivables from financing activities	14,705	15,973
Other receivables	2,871	3,084
Total Current Receivables	23,276	24,026

Trade receivables have increased by 731 million euros compared to December 31, 2005, principally as the result of the increase in sales of Fiat Auto and CNH.

Other receivables include amounts due from the Tax Authorities, security deposits and miscellaneous receivables. The decrease of 213 million euros in the balance compared to December 31, 2005 is mostly due to the receipt of amounts due from the tax authorities.

Receivables from financing activities include the following:

(in millions of euros)	At June 30, 2006	At December 31, 2005
Retail financing	6,496	6,655
Finance leases	590	716
Dealer financing	7,123	6,804
Supplier financing	260	335
Receivables from banking activities	-	1,147
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	22	70
Other	214	246
Total Receivables from financing activities	14,705	15,973

The decrease of 1,268 million euros in Receivables from financing activities is due to foreign exchange differences of approximately 554 million euros, the receipt of financial receivables from associates, companies sold (Atlanet) and third parties, and the reclassification of receivables from banking activities held by B.U.C. to Assets held for sale. Additionally, the good performance by the Auto Sector has led to a decrease over the half year of stocks held by the sales network, resulting thereby in a reduction in the financing that it receives. These decreases were partially compensated by the rise in financing granted by the financial services companies of CNH to the sales network and to final customers.

19. Current securities

At June 30, 2006 Current securities include short-term or marketable securities which represent temporary investments which are readily convertible into cash, but which do not satisfy the requirements for being classified as cash equivalents. During the first half of 2006 this item decreased by 237 million euros, as a consequence of a changed mix in the temporary investment of funds, and the reclassification of current securities held by B.U.C. to Assets held for sale.

20. Other financial assets and Other financial liabilities

These items include, respectively, the positive and the negative fair value measurement of derivative financial instruments at June 30, 2006.

In particular, the overall change in other financial assets (from 454 million euros at December 31, 2005 to 366 million euros at June 30, 2006), and the decrease in other financial liabilities (from 189 million euros at December 31, 2005 to 170 million euros at June 30, 2006), is mainly due to the changes in exchange rates and interest rates over the period.

As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

21. Cash and cash equivalents

Cash and cash equivalents include cash at bank, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At June 30, 2006 this item includes 956 million euros (706 million euros at December 31, 2005) of cash whose use is restricted to the repayment of the debt related to securitisations mainly classified in the item Asset-backed financing.

22. Assets and liabilities held for sale

At June 30, 2006 the item Assets held for sale includes the carrying amount of assets of B.U.C. for 1,357 million euros, of which cash and cash equivalents amounting to 191 million euros and current securities to 102 million euros; the item Liabilities held for sale includes B.U.C.’s liabilities for 1,188 million euros, of which debt amounting to 1,101 million euros.

Assets held for sale include additionally an amount of 31 million euros representing certain buildings and industrial factories owned by CNH and no longer in use, as a consequence of the restructuring process that took place in previous years following the acquisition of the Case group.

In addition to the buildings and industrial factories referred to above, the item Assets and liabilities held for sale at December 31, 2005 also includes the carrying amount of the assets and liabilities of the subsidiary Atlanet S.p.A. for respectively 119 million euros and 110 million euros; an agreement with the British Telecom group was signed for the sale of this subsidiary in the fourth quarter of 2005, at the time subject to the approval of the antitrust authorities but which was subsequently obtained in February 2006.

23. Stockholders' equity

Stockholders’ equity has increased by 49 million euros from that at December 31, 2005. This increase arises principally from net income for the period of 481 million euros and foreign exchange losses from the translation into euros of the financial statements of subsidiaries denominated in other currencies of 480 million euros.

Capital stock, fully paid-in, amounts to 6,377 million euros at June 30, 2006 and consists of 1,275,451,426 shares as follows:

▪ 1,092,246,316 ordinary shares;
▪ 103,292,310 preference shares;
▪ 79,912,800 savings shares;

all with a par value of 5 euros each.

For more complete information on the capital stock of Fiat S.p.A., reference should be made to Note 25 of the Consolidated Financial Statements at December 31, 2005.

Accumulated other comprehensive income is as follows:

(in million of euros)	At June 30, 2006	At December 31, 2005
Gains (losses) recognised directly in the cash flow hedge reserve	11	(16)
Gains (losses) recognised directly in the available-for-sale reserve	117	136
Exchange gains (losses) on the translation of foreign operations	346	791
Total other comprehensive income	474	911

24. Provisions
(in millions of euros)	At June 30, 2006		At December 31, 2005		Change
Employee benefits		3,696		3,919	(223)
Other provisions:
Warranty provision	1,194		1,046		148
Restructuring provision	412		519		(107)
Investment provision	63		71		(8)
Other risks	3,104		3,143		(39)
Total Other provisions		4,773		4,779	(6)
Total Provisions		8,469		8,698	(229)

Provisions for Employee benefits include provisions for both pension plans and other post employment benefits. The decrease of 223 million includes a foreign exchange loss of 93 million euros arising from changes in the exchange rate between the US dollar and the Euro.

Reserves for risks and charges and other reserves amount to 3,104 million euros at June 30, 2006 (3,143 million euros at December 31, 2005) and include provisions for contractual, commercial and legal risks.

25. Debt
(in millions of euros)	At June 30, 2006		At December 31, 2005		Change
Asset-backed financing		9,913		10,729	(816)
Other debt:
Bonds	8.017		7,634		383
Borrowings from banks	4.466		5,043		(577)
Loans for banking activities	-		1,255		(1,255)
Payables represented by securities	307		392		(85)
Other	727		708		19
Total Other debt		13,517		15,032	(1,515)
Total Debt		23,430		25,761	(2,331)

The increase in the item Bonds in the first half is the consequence of the following issues of securities:

▪	a Fiat Finance & Trade S.A. bond having a nominal value of 1 billion euros, issued at par, bearing fixed interest at 6.625% and repayable on February 15, 2013;
▪	a Case New Holland Inc. bond having a nominal value of 500 million of U.S. dollars (393 million euros), issued at par, bearing annual interest at 7.125% and repayable in 2014;
▪
a Fiat Finance & Trade S.A. bond having a nominal value of 1 billion euros and issued at a price of 99.565 under a Global Medium Term Note Programme of a maximum of 15 billion euros; the bond bears fixed interest at 5.625% and is repayable on November 15, 2011.

These increases have been partially offset by the repayment at its due date of the bond issued by Fiat Finance and Trade S.A. as part of the Global Medium Term Note Programme, the value of which amounted to 1,678 million euros at December 31, 2005.

The decrease in Loans from banking activities is due to the reclassification of liabilities held by B.U.C. to Liabilities held for sale.

The principal bond issues outstanding at June 30, 2006 are as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount (in millions of euros)
Global Medium Term Notes:
Fiat Finance Canada	EUR	100	5.80%	July 21, 2006	100
Fiat Finance & Trade (1)	EUR	500	5.50%	December 13, 2006	500
Fiat Finance & Trade (1)	EUR	1,000	6.25%	February 24, 2010	1,000
Fiat Finance & Trade (1)	EUR	1,300	6.75%	May 25, 2011	1,300
Fiat Finance & Trade (1)	EUR	617	(2)	(2)	617
Fiat Finance & Trade (5)	EUR	1,000	5.625%	November 15, 2011	1,000
Others (3)					330
Total Global Medium Term Notes					4,847
Convertible bonds:
Fiat Fin. Luxembourg (4)	USD	17	3.25%	January 9, 2007	14
Total Convertible bonds					14
Other bonds:
CNH Capital America LLC	USD	127	6.75%	October 21, 2007	100
Case New Holland Inc.	USD	500	6.00%	June 1, 2009	393
Case New Holland Inc.	USD	1,050	9.25%	August 1, 2011	826
Fiat Finance & Trade (5)	EUR	1,000	6.625%	February 15, 2013	1,000
Case New Holland Inc.	USD	500	7.125%	March 1, 2014	393
CNH America LLC	USD	254	7.25%	January 15, 2016	200
Total Other bonds					2,912
Fair value adjustment and amortised cost valuation					244
Total Bonds					8,017
(1)
Bonds listed on the Mercato Obbligazionario Telematico of the Italian stock exchange (EuroMot). In addition, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.

(2)
“Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual instalments each for 20% of the total issued (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last instalment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (November 7, 2002), 4.60% in the second year (November 7, 2003), 4.80% in the third year (November 7, 2004), 5.00% in the fourth year (November 7, 2005), 5.20% in the fifth year (November 7, 2006), 5.40% in the sixth year (November 7, 2007), 5.90% in the seventh year (November 7, 2008), 6.40% in the eighth year (November 7, 2009), 6.90% in the ninth year (November 7, 2010), 7.40% in the tenth year (November 7, 2011).

(3)	Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.
(4)	Bonds convertible into General Motors Corporation common stock.
(5) Bond listed on the Irish Stock Exchange.

Further information about these bonds is included in Note 28 to the Consolidated Financial Statements at December 31, 2005. The prospectuses, the offering circulars or their abstracts relating to the aforementioned principal bond issues are available on the Group’s website at www.fiatgroup.com under “Investor Relations - Financial Reports”.

The Fiat Group intends to repay the issued bonds in cash at maturity by utilizing available liquid resources.

At June 30, 2006, the Fiat Group also had unused committed credit lines of approximately 1.4 billion euros.

In addition, the companies in the Fiat Group may from time to time buy back bonds on the market that have been issued by the Group, also for purposes of their cancellation. Such buybacks, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Finally, financial payables secured with mortgages and other liens on assets of the Group amount to 682 million euros at June 30, 2006 (710 million euros at December 31, 2005); this amount includes balances of 134 million euros (145 million euros at December 31, 2005) due to creditors for assets acquired under finance leases.

26. Trade payables

Trade payables of 12,551 million euros at June 30, 2006 increased by 774 million euros from the amount at December 31, 2005. This change is mainly due to the increase in manufacturing activities in Fiat Auto as a result of its positive sales performance and the seasonal increase in CNH and Trucks and Commercial Vehicles Sectors.

27. Other payables

Other payables include 2,516 million euros of amounts payable to customers related to buy-back agreements (2,171 million euros at December 31, 2005).

28. Accrued expenses and deferred income

The item Accrued liabilities and deferred income includes public investment grants recognised as income over the useful lives of the assets to which they relate. Furthermore, the item comprises deferred income relating to service contracts, as well as accrued liabilities for costs that will be settled in the following year.

29. Guarantees granted, commitments and contingent liabilities

Guarantees granted

At June 30, 2006, the Group has provided guarantees on the debt or commitments of third parties or associated entities totalling 896 million euros (1,198 million euros at December 31, 2005). An amount of 302 million euros of the decrease of 252 million euros is due to lower guarantees granted on behalf of Sava S.p.A. for the bonds it has issued which are now falling due.

Other commitments and important contractual rights

The Fiat Group has important commitments and rights deriving from outstanding agreements. These commitments and rights are described in Note 32 of the Consolidated Financial Statements at December 31, 2005, to which reference should be made, insofar as no changes occurred in the first half of 2006 (other than the extension to September 30, 2006 of the deadline for the agreements with Mediobanca regarding the investment in Ferrari S.p.A., which was previously established as June 30, 2006). In particular, these involve commitments and rights regarding:

▪	relations with Synesis Finanziaria for the investment in Fidis Retail Italia;
▪	relations with Mediobanca deriving from the sale of 34% of the capital stock of Ferrari S.p.A. in 2002;
▪	relations of Teksid with the partner Norsk Hydro concerning the subsidiary Meridian Technologies;
▪	relations of Fiat with Renault concerning the subsidiary Teksid.

Lawsuits and controversies

The Parent Company and certain subsidiaries are party to various lawsuits and controversies. Nevertheless, it is believed that the resolution of these controversies will not cause significant liabilities for which specific risk provisions have not already been set aside.

Sales of receivables

The Group has discounted receivables and bills without recourse having due dates beyond June 30, 2006 amounting to 2,539 million euros (2,463 million euros at December 31, 2005, with due dates beyond that date), which refer to trade receivables and other receivables for 2,192 million euros (2,007 million euros at December 31, 2005) and receivables from financing for 347 million euros (456 million euros at December 31, 2005).

30. Other information

During the first half of 2006, the Group had an average number of employees of 173,891, compared to an average of 165,445 during the first half of 2005.

A list of the principal exchange rates used to convert the amounts reported by companies outside the Euro zone into the euros is provided below:

	1st half 2006		At December 31, 2005	1st half 2005
	Average	At June 30		Average	At June 30
US dollar	1.230	1.271	1.180	1.285	1.209
Pound sterling	0.687	0.692	0.685	0.686	0.674
Swiss franc	1.561	1.567	1.555	1.546	1.550
Polish zloty	3.890	4.055	3.860	4.080	4.039
Brazilian real	2.697	2.751	2.761	3.305	2.841
Argentine peso	3.786	3.944	3.589	3.744	3.492

Income statement by business sector

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
2nd quarter 2006
Total net revenues	6,050	389	148	3,014	2,286	1,592	1,146	260	346	168	108	(1,899)	13,608
Net revenues intersegment (*)	(61)	(20)	(16)	(1)	(8)	(1,189)	(443)	(60)	(73)	(98)	(3)	1,972	-
Net revenues from third parties	5,989	369	132	3,013	2,278	403	703	200	273	70	105	73	13,608
Trading profit	88	53	(7)	273	163	52	50	18	(15)	11	5	(32)	659
Unusual income (expenses)	(5)	-	-	(1)	-	-	(1)	(1)	(1)	2	-	7	-
Operating result	83	53	(7)	272	163	52	49	17	(16)	13	5	(25)	659
Financial income (expenses)													(163)
Result from investments													46
Result before taxes													542
Income taxes													212
Result from continuing operations													330
(*) Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
2nd quarter 2005
Total net revenues	5,007	356	167	2,839	2,172	1,188	1,030	284	353	182	110	(1,636)	12,052
Net revenues intersegment (*)	(79)	(43)	-	(18)	(146)	(732)	(450)	(69)	(56)	(95)	(4)	1,692	-
Net revenues from third parties	4,928	313	167	2,821	2,026	456	580	215	297	87	106	56	12,052
Trading profit	(88)	40	(24)	281	82	41	42	14	(6)	6	7	(35)	360
Unusual income (expenses)	(126)	-	-	(5)	(29)	(2)	(14)	(1)	(4)	(9)	(1)	547	356
Operating result	(214)	40	(24)	276	53	39	28	13	(10)	(3)	6	512	716
Financial income (expenses)													(237)
Result from investments													(6)
Result before taxes													473
Income taxes													256
Result from continuing operations													217

(*)
Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
1st Half 2006
Total net revenues	11,768	706	269	5,666	4,357	3,170	2,342	520	652	306	202	(3,794)	26,164
Net revenues intersegment (*)	(117)	(36)	(18)	(1)	(47)	(2,354)	(926)	(121)	(131)	(190)	(4)	3,945	-
Net revenues from third parties	11,651	670	251	5,665	4,310	816	1,416	399	521	116	198	151	26,164
Trading profit	145	64	(26)	410	233	86	92	30	(21)	15	5	(51)	982
Unusual income (expenses)	(5)	-	-	(4)	2	-	(1)	(2)	(1)	2	1	8	-
Operating result	140	64	(26)	406	235	86	91	28	(22)	17	6	(43)	982
Financial income (expenses)													(298)
Result from investments													90
Result before taxes													774
Income taxes													293
Result from continuing operations													481

(*) Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

(in millions of euros)	Fiat Auto	Ferrari	Maserati	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Business Solutions	Itedi	Other and elimina-tions	FIAT Group
1st Half 2005
Total net revenues	9,630	605	296	5,172	4,144	1,841	1,996	521	669	353	203	(2,623)	22,807
Net revenues intersegment (*)	(140)	(64)	-	(43)	(162)	(1,194)	(760)	(100)	(95)	(185)	(5)	2,748	-
Net revenues from third parties	9,490	541	296	5,129	3,982	647	1,236	421	574	168	198	125	22,807
Trading profit	(217)	32	(53)	405	130	58	75	19	(15)	8	12	(47)	407
Unusual income (expenses)	(140)	-	-	(8)	(32)	(2)	(17)	(1)	(6)	(10)	(2)	1,256	1,038
Operating result	(357)	32	(53)	397	98	56	58	18	(21)	(2)	10	1,209	1,445
Financial income (expenses)													(436)
Result from investments													25
Result before taxes													1,034
Income taxes													524
Result from continuing operations													510

(*)
Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

Transactions among Group Companies and with Related Parties

Transactions among Group companies, whether they are made to support vertical manufacturing integration or to provide services, are carried out at terms that, considering the quality of the goods or services involved, are competitive with those available in the marketplace.

The main transactions that took place during the first half of 2006 between the Parent Company, Fiat S.p.A., and its subsidiaries and associated companies are summarized below:

▪	the licensing to Fiat Auto S.p.A. of the right to use the Fiat trademark, for a consideration based on a percentage of sales;

▪
the provision of services by Fiat S.p.A. managers to Iveco S.p.A., Teksid S.p.A., Magneti Marelli Holding S.p.A., Comau S.p.A., Business Solutions S.p.A., Itedi S.p.A., Fiat Powertrain Technologies S.p.A. and other minor Group companies;

▪
the granting of suretyships and guarantees in connection with the issuance of bonds (essentially Fiat Finance and Trade Ltd.), loans provided by banks (Fiat Finance S.p.A., FMA - Fabbrica Motori Automobilistici S.r.l., Banco CNH Capital S.A., CNH America LLC, Fiat Automoveis S.A. and other minor companies), the issue of “billets de tresorerie” (Fiat Finance and Trade Ltd.), credit lines (CNH Capital America LLC, CNH Capital Canada Ltd., Fiat Finance North America Inc. and other minor companies) and payment obligations under building rental contracts (Fiat Auto S.p.A. and its subsidiaries). In addition, a $1 billion direct credit line is in place between Fiat S.p.A. and CNH Global N.V.;

▪	the rental of buildings to Ingest Facility S.p.A.;

▪
the management of bank accounts and short- and long-term lending and borrowing (Fiat Finance S.p.A.), and the acquisition of administrative, tax, and corporate assistance and consulting services (Fiat Gesco S.p.A.), human resource management services and others (Fiat Servizi per l’Industria S.c.p.A.);

▪	the acquisition of internal auditing services from Fiat-Revisione Interna S.c.r.l.;

▪	the acquisition of information technology services from eSPIN S.p.A.;

▪	the acquisition of external relations services from Fiat Information & Communication Services società consortile per azioni;

▪	the acquisition of office space and real property maintenance services from Ingest Facility S.p.A.;

▪	the acquisition security services and other services from Consorzio Orione and Sirio S.c.p.A.;

▪	the purchase of automobiles from Fiat Auto S.p.A.

As consolidating company, Fiat S.p.A. and the vast majority of its Italian subsidiaries have elected for the national tax consolidation program pursuant to Articles 177/129 of the T.U.I.R. (Consolidated Law on Income Tax).

Relationships with related parties, whose definition has been in accordance with IAS 24, include not only normal business relationships with listed groups or other major groups in which the directors of the Company or its parent companies hold a significant position, but also purchases of Group products at normal market prices or, in the case of individuals, the prices that are usually charged to employees. Transactions with related parties to be mentioned include professional services rendered by Mr. Franzo Grande Stevens to Fiat S.p.A. (consultancies and activities performed in his capacity as secretary to the Board of Directors) for a total of 500 thousand euros.

Based on the information received from the various Group companies, there were no atypical or unusual transactions during the period.

The most significant extraordinary intercompany transactions or transactions with related parties are illustrated as follows:
▪
On March 23, the average closing price of CNH Global N.V. common shares for the previous 30 consecutive trading days on the NYSE was higher than $24, triggering the automatic conversion of 8 million Series A preference shares owned by Fiat S.p.A. into 100 million newly issued common shares of CNH Global N.V. Fiat now consolidates 90% of CNH’s income.

▪
Ferrari S.p.A. carried out a capital increase through the issue of 104,000 new shares at a price of 175 euros each, following the exercise of the same number of stock options. Advance notice of this capital increase was given at the Fiat S.p.A. Board of Directors meeting held on February 28, with 88,400 stock options being exercised on May 12 and 15,600 stock options on June 8 by the company’s Chairman and Chief Executive Officer Luca Cordero di Montezemolo. Fiat S.p.A. acquired a total of 93,600 Ferrari shares from him at a unit price of 285 euros per share, equal to the price agreed by Mediobanca S.p.A. for its recent sale of shares to Mubadala Development Company PJSC. The total investment was 26.6 million euros;

▪
During the second quarter, subsidiary holding companies were recapitalized in order to render their financial structure more efficient through the reduction of debt and to cover previous losses. These measures involved 6.5 billion euros for Fiat Auto Holdings B.V., 200 million euros for Fiat Netherlands Holding N.V., and approximately 49 million euros for Intermap N.V., and were carried out entirely by Fiat Partecipazioni S.p.A., with the exception of the Fiat Netherlands Holding capital increase, which involved a pro-rated outlay of 121.1 million euros by Fiat S.p.A. and 78.9 million euros by Fiat Partecipazioni. Consequently, Fiat S.p.A. made a 6 billion euro advance on capital contribution in support of Fiat Partecipazioni.

Significant Events Occurring since the End of the Period and Business Outlook

On July 24, 2006 Fiat Group announced the following significant agreements:

▪
Agreement between Fiat Auto and Crédit Agricole for the creation of a 50/50 joint venture, Fiat Auto Financial Services ("FAFS"), which will carry out the main financing activities related to Fiat Auto in Europe. The agreement is subject to final documentation. The transaction may be closed up to June 30, 2007, but every effort will be made to complete it by December 31, 2006, after the necessary regulatory approvals and the exercise by Fiat Auto of the call on Fidis Retail Italia. FAFS activities will include Fiat Auto dealer financing, auto fleet lease and management services, as well as the retail auto financing activities now carried out by Fidis Retail Italia (currently 51%-owned by Banca Intesa, Capitalia, UniCredit and San Paolo-IMI). In addition, the JV will offer new financial products to Fiat Auto customers and dealers, leveraging Crédit Agricole's financial expertise. FAFS will operate in 13 European countries and will manage assets of approximately 13 billion euros. Under the terms of the agreement, Fiat Auto will receive 1 billion euros in cash for 50% of FAFS, valuing 100% of the JV equity 2 billion euros. The governance of FAFS will be shared between the two partners.

▪
Joint venture agreement finalised by Iveco with the SAIC Motor Corporation, one of the leading Chinese automotive manufacturers, and the Chongqing Heavy Vehicle Group, in order to establish a long-term partnership in China in the field of heavy commercial vehicles. Once the agreement will have been approved by the Chinese central authorities, Iveco and SAIC will establish a 50-50 joint venture, under the name of SAIC Iveco Commercial Vehicle Investment Company Ltd. This Company’s first act is the acquisition of a 67% share of Chongqing Hongyan Motor Co. Ltd, which is a subsidiary of the Chongqing Heavy Vehicle Group. The agreement also envisages an increase in the registered capital of the JV, preliminary to the construction of a new production plant located in Chongqing. The total amount to be invested, as per the industrial business plan, is about 120 million euros (of which Iveco will be responsible for 40 million euros), intended to support a volume increase from the current 15,000 to 40,000 heavy commercial vehicles in the medium term. Industrial plans include the assembly of Iveco heavy commercial vehicles (Stralis range) and product and process related improvements in the Chongqing product range, for consolidating and reinforcing the offer on the local market, as well as developing vehicles having the best mix of local and European components and technologies.

▪
Memorandum of Understanding of Iveco and Fiat Powertrain Technologies (FPT) with SAIC Motor Corporation to establish a long-term partnership in China in the field of medium and heavy Diesel engines. Industrial plans include the manufacturing of three different medium and heavy engine ranges: F5, NEF (in both 4 and 6 cylinder versions), and Cursor 9 with an investment of above 150 million euros. The localisation of these engine families will guarantee a competitive engine offer in China.

▪
Sale to the Hinduja Group of the Iveco’s 30% stake in Machen Iveco Holding SA which, through its wholly-owned subsidiary LRLIH Ltd UK, has about 51% shareholding in Ashok Leyland Ltd and 59% in Ennore Foundries Ltd.

▪
New project with Severstal-Auto in the field of Light Commercial Vehicles for the production and the distribution in the Russian territory of the Ducato vehicle (X 2/44 platform). The production will be located in the Elabuga area, in Tatarstan region, and will give a very important contribution to the industrial development of the region. The production capacity of the new plant will reach 75,000 units/year part of which will be devoted to Fiat for some export markets. The project will be fully funded by Severstal-Auto. The start of production is forecasted in last quarter 2007. The product will have a high level of local content and will be distributed in several versions. The Russian market of Light Commercial Vehicles is roughly 200,000 units/year and significant growth is expected in the next 3/4 years.

Information on the business outlook for the balance year is provided in the Overview of this Report.

Appendix

FIAT GROUP COMPANIES
at June 30, 2006

As required by Consob Resolution No. 11971 of May 14, 1999 as amended (Article 126 of the Regulations), a complete list of the companies and significant investments of the Group is provided in the following pages.

The companies on this list have been classified according to percentage of ownership, method of consolidation and type of business.

The information provided for each company includes: name, registered office, country and capital stock stated in the original currency. Percentage of Group consolidation and the percentage held by Fiat S.p.A. or its subsidiaries are also shown.

A separate column shows percentage held of the voting rights at the ordinary stockholders meeting, when this figure differs from the percentage interest held in the company.

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Controlling company
Parent company
Fiat S.p.A.	Turin	Italy	6,377,257,130	EUR	-	-	-	-
Subsidiaries consolidated on a line-by-line basis
Automobiles
Fiat Auto Holdings B.V.	Amsterdam	Netherlands	1,000,000	EUR	100.00	Fiat Partecipazioni S.p.A.	90,000	100,000
						Fiat Auto Holdings B.V.	10,000	0.000
Andalcar Motor S.L.	Jerez	Spain	2,186,928	EUR	100.00	Inmap 2000 Espana S.L.	100,000
Banco Fidis de Investimento SA	Betim	Brazil	116,235,465	BRL	100.00	Fidis S.p.A.	98,970
						Fiat Automoveis S.A. - FIASA	1,030
Clickar Assistance S.R.L.	Turin	Italy	335.632	EUR	100.00	Fidis S.p.A.	100,000
Customer Center S.r.l.	Turin	Italy	1,500,000	EUR	100.00	Fiat Auto S.p.A.	100,000
Easy Drive S.r.l.	Turin	Italy	10,400	EUR	100.00	Fiat Auto S.p.A.	99,000
						Fiat Center Italia S.p.A.	1,000
FAL Fleet Services S.A.S.	Trappes	France	3,000,000	EUR	100.00	Fidis Renting Italia S.p.A.	100,000
Fiat Auto Argentina S.A.	Buenos Aires	Argentina	377,439,448	ARS	100.00	Fiat Auto S.p.A.	65,278
						Fiat Automoveis S.A. - FIASA	34,721
						Fiat Argentina S.A.	0.001
Fiat Auto (Belgio) S.A.	Brussels	Belgium	18,600,000	EUR	100.00	Fiat Finance Netherlands B.V.	99,998
						Fiat Auto (Suisse) S.A.	0.002
Fiat Auto Contracts Ltd	Slough Berkshire	United Kingdom	16,000,000	GBP	100.00	Fidis Renting Italia S.p.A.	100,000
Fiat Auto Dealer Financing SA	Brussels	Belgium	62,000	EUR	99.84	Fiat Auto (Belgio) S.A.	99,839
Fiat Auto España S.A.	Alcalá De Henares	Spain	35,346,850	EUR	100.00	Fiat Finance Netherlands B.V.	99,998
						Fiat Auto (Suisse) S.A.	0.002
Fiat Auto Financial Services (Wholesale) Ltd.	Slough Berkshire	United Kingdom	3,500,000	GBP	100.00	Fidis S.p.A.	100,000
Fiat Auto Hellas S.A.	Argyroupoli	Greece	60,533,499	EUR	100.00	Fiat Finance Netherlands B.V.	100,000
Fiat Auto (Ireland) Ltd.	Dublin	Ireland	5,078,952	EUR	100.00	Fiat Finance Netherlands B.V.	100,000
Fiat Auto Japan K.K.	Minatu-Ku. Tokyo	Japan	420,000,000	JPY	100.00	Fiat Auto S.p.A.	100,000
Fiat Auto Kreditbank GmbH	Vienna	Austria	5,000,000	EUR	100.00	Fiat Auto S.p.A.	50,000
						Fidis S.p.A.	50,000
Fiat Auto Lease N.V.	Amsterdam	Netherlands	454,000	EUR	100.00	Fidis Renting Italia S.p.A.	100,000
Fiat Auto Maroc S.A.	Casablanca	Morocco	1,000,000	MAD	99.95	Fiat Auto S.p.A.	99,950
Fiat Auto Nederland B.V.	Lijnden	Netherlands	5,672,250	EUR	100.00	Fiat Auto Holdings B.V.	100,000
Fiat Auto Poland S.A.	Bielsko-Biala	Poland	660,334,600	PLN	100.00	Fiat Auto S.p.A.	100,000
Fiat Auto Portuguesa S.A.	Alges	Portugal	8,000,000	EUR	100.00	Fiat Finance Netherlands B.V.	100,000
Fiat Auto South Africa (Proprietary) Ltd	Sunninghill	South Africa	640	ZAR	100.00	Fiat Auto S.p.A.	100,000
Fiat Auto S.p.A.	Turin	Italy	645,031,979	EUR	100.00	Fiat Auto Holdings B.V.	100,000
Fiat Auto (Suisse) S.A.	Schlieren	Switzerland	21,400,000	CHF	100.00	Fiat Auto S.p.A.	100,000
Fiat Auto Trasporti S.r.l.	Turin	Italy	500,000	EUR	100.00	Fiat Auto S.p.A.	100,000
Fiat Auto (U.K.) Ltd	Slough Berkshire	United Kingdom	44,600,000	GBP	100.00	Fiat Finance Netherlands B.V.	100,000
Fiat Auto Var S.r.l.	Turin	Italy	7,370,000	EUR	100.00	Fiat Auto S.p.A.	100,000
Fiat Automobil AG	Heilbronn	Germany	97,280,000	EUR	100.00	Fiat Finance Netherlands B.V.	99,000
						Fiat Auto (Suisse) S.A.	1,000
Fiat Automobil GmbH	Vienna	Austria	37,000	EUR	100.00	Fiat Finance Netherlands B.V.	100,000
Fiat Automobil Vertriebs GmbH	Frankfurt	Germany	8,700,000	EUR	100.00	Fiat Automobil AG	100,000
Fiat Automobiler Danmark A/S	Glostrup	Denmark	55,000,000	DKK	100.00	Fiat Finance Netherlands B.V.	100,000
Fiat Automoveis S.A. - FIASA	Betim	Brazil	1,233,506,013	BRL	100.00	Fiat Auto S.p.A.	100,000
Fiat Center Italia S.p.A.	Turin	Italy	2,000,000	EUR	100.00	Fiat Auto S.p.A.	100,000
Fiat Center (Suisse) S.A.	Geneva	Switzerland	13,000,000	CHF	100.00	Fiat Auto (Suisse) S.A.	100,000
Fiat CR Spol. S.R.O.	Prague	Czech Republic	1,000,000	CZK	100.00	Fiat Auto S.p.A.	100,000
Fiat Credit Belgio S.A.	Evere	Belgium	3,718,500	EUR	100.00	Fidis S.p.A.	99,999
Fiat Credito Compania Financiera S.A.	Buenos Aires	Argentina	142,630,748	ARS	100.00	Fidis S.p.A.	99,999
						Fiat Auto Argentina S.A.	0.001
Fiat Distribuidora Portugal S.A.	Lisbon	Portugal	450,300	EUR	100.00	Fiat Auto Portuguesa S.A.	100,000
Fiat Finance Holding S.A.	Luxembourg	Luxembourg	2,300,000	EUR	100.00	Fidis S.p.A.	99,995
						Fiat Finance Netherlands B.V.	0.005
Fiat Finance Netherlands B.V.	Amsterdam	Netherlands	690,000,000	EUR	100.00	Fiat Auto S.p.A.	100,000
Fiat France	Trappes	France	235,480,520	EUR	100.00	Fiat Finance Netherlands B.V.	100,000
Fiat Handlerservice GmbH	Heilbronn	Germany	5,100,000	EUR	100.00	Fiat Automobil AG	100,000
Fiat India Automobiles Private Limited	Mumbai	India	19,620,126,500	INR	100.00	Fiat Auto S.p.A.	100,000
Fiat India Private Ltd.	Mumbai	India	8,363,617,700	INR	99.87	Fiat India Automobiles Private Limited	52,065	52,495
						Fiat Auto S.p.A.	47,804	47,372
Fiat Magyarorszag Kereskedelmi KFT.	Budapest	Hungary	150,000,000	HUF	100.00	Fiat Auto S.p.A.	100,000
Fiat Motor Sales Ltd	Slough Berkshire	United Kingdom	1,500,000	GBP	100.00	Fiat Auto (U.K.) Ltd	100,000
Fiat Purchasing Italia S.r.l.	Turin	Italy	600,000	EUR	100.00	Fiat Auto Holdings B.V.	100,000
FIAT Purchasing Poland Sp. z o.o.	Bielsko-Biala	Poland	300,000	PLN	100.00	Fiat Auto Holdings B.V.	100,000
Fiat SR Spol. SR.O.	Bratislava	Slovack Republic	1,000,000	SKK	100.00	Fiat Auto S.p.A.	100,000
Fiat Versicherungsdienst GmbH	Heilbronn	Germany	26,000	EUR	100.00	Fiat Automobil AG	51,000
						Rimaco S.A.	49,000
Fidis Credit Danmark A/S	Glostrup	Denmark	500,000	DKK	100.00	Fiat Finance Netherlands B.V.	100,000
Fidis Dealer Services B.V.	Utrecht	Netherlands	698,000	EUR	100.00	Fiat Auto Nederland B.V.	100,000
Fidis Faktoring Polska Sp. z o.o.	Warsaw	Poland	1,000,000	PLN	100.00	Fidis S.p.A.	99,950
						Fiat Polska Sp. z o.o.	0.050
Fidis Finance Polska Sp. z o.o.	Warsaw	Poland	10,000,000	PLN	100.00	Fidis S.p.A.	99,980
						Fiat Polska Sp. z o.o.	0.020
Fidis Hungary KFT	Budapest	Hungary	13,000	EUR	100.00	Fidis S.p.A.	100,000
Fidis Renting Italia S.p.A.	Turin	Italy	5,800,000	EUR	100.00	Fiat Auto S.p.A.	100,000
Fidis S.p.A.	Turin	Italy	311,232,342	EUR	100.00	Fiat Auto S.p.A.	99,900
						Nuove Iniziative Finanziarie 2 S.r.l.	0.100
Finplus Renting S.A.	Madrid	Spain	3,955,986	EUR	100.00	Fidis Renting Italia S.p.A.	100,000
Inmap 2000 Espana S.L.	Alcalá De Henares	Spain	4,698,919	EUR	100.00	Fiat Auto España S.A.	100,000
International Metropolitan Automotive Promotion (France) S.A.	Trappes	France	2,977,680	EUR	100.00	Fiat France	99,997
Italian Automotive Center S.A.	Brussels	Belgium	8,500,000	EUR	100.00	Fiat Auto (Belgio) S.A.	99,988
						Nuove Iniziative Finanziarie 2 S.r.l.	0.012
Leasys S.p.A.	Fiumicino	Italy	77,499,400	EUR	100.00	Fidis Renting Italia S.p.A.	100,000
Multipoint Sevilla S.A.	Seville	Spain	851.578	EUR	100.00	Inmap 2000 Espana S.L.	100,000
Sata-Società Automobilistica Tecnologie Avanzate S.p.A.	Melfi	Italy	276,640,000	EUR	100.00	Fiat Auto S.p.A.	100,000
Savarent Società per Azioni	Turin	Italy	21,000,000	EUR	100.00	Fidis Renting Italia S.p.A.	100,000
Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
SCDR Automotive Limited	Basildon	United Kingdom	50,000	GBP	100.00	Società di Commercializzazione e Distribuzione Ricambi S.p.A.	100,000
SCDR (Ireland) Limited	Dublin	Ireland	70,000	EUR	100.00	Società di Commercializzazione e Distribuzione Ricambi S.p.A.	100,000
SCDR (Switzerland) S.A.	Schlieren	Switzerland	100,000	CHF	100.00	Società di Commercializzazione e Distribuzione Ricambi S.p.A.	100,000
Società di Commercializzazione e Distribuzione Ricambi S.p.A.	Turin	Italy	100,000	EUR	100.00	Fiat Auto S.p.A.	100,000
Società di Distribuzione e Commercializzazione Ricambi - HELLAS M.E.P.E	Argyroupoli	Greece	18,000	EUR	100.00	Società di Commercializzazione e Distribuzione Ricambi S.p.A.	100,000
Sofice-Société de Financement des Concessionnaires s.a.s.	Trappes	France	3,353,600	EUR	100.00	Fiat France	100,000
Tarfin S.A.	Schlieren	Switzerland	500,000	CHF	100.00	Fidis S.p.A.	100,000
Targa Rent S.r.l.	Turin	Italy	310,000	EUR	100.00	Fidis S.p.A.	100,000
Targasys Espana S.L.	Alcalá De Henares	Spain	5,000	EUR	100.00	Fiat Auto España S.A.	100,000
Targasys Stock SA	Alcalá De Henares	Spain	5,108,799	EUR	100.00	Fiat Auto España S.A.	100,000
Ferrari
Ferrari S.p.A.	Modena	Italy	20,260,000	EUR	56.44	Fiat S.p.A.	56,436
Charles Pozzi S.a.r.l.	Levallois-Perret	France	959.519	EUR	56.44	Ferrari West Europe S.A.	100,000
Ferrari Deutschland GmbH	Wiesbaden	Germany	1,000,000	EUR	56.44	Ferrari International S.A.	100,000
Ferrari GB Limited	Slough Berkshire	United Kingdom	50,000	GBP	56.44	Ferrari International S.A.	100,000
Ferrari GE.D. S.p.A.	Modena	Italy	31,000,000	EUR	56.44	Ferrari S.p.A.	100,000
Ferrari International S.A.	Luxembourg	Luxembourg	13,112,000	EUR	56.44	Ferrari S.p.A.	99,999
						Ferrari N.America Inc.	0.001
Ferrari N.America Inc.	Englewood Cliffs	U.S.A.	200,000	USD	56.44	Ferrari S.p.A.	100,000
Ferrari San Francisco Inc.	Mill Valley	U.S.A.	100,000	USD	56.44	Ferrari N.America Inc.	100,000
Ferrari (Suisse) SA	Nyon	Switzerland	1,000,000	CHF	56.44	Ferrari International S.A.	100,000
Ferrari West Europe S.A.	Levallois-Perret	France	280,920	EUR	56.44	Société Française de Participations Ferrari - S.F.P.F. S.A.R.L.	100,000
GSA-Gestions Sportives Automobiles S.A.	Meyrin	Switzerland	1,000,000	CHF	56.44	Ferrari International S.A.	100,000
Maserati (Suisse) S.A.	Nyon	Switzerland	250,000	CHF	56.44	Ferrari International S.A.	100,000
Pozzi Rent Snc	Lione	France	15.256	EUR	56.44	Ferrari West Europe S.A.	100,000
Société Française de Participations Ferrari - S.F.P.F. S.A.R.L.	Levallois-Perret	France	6,000,000	EUR	56.44	Ferrari International S.A.	100,000
410 Park Display Inc.	New York	U.S.A.	100	USD	56.44	Ferrari N.America Inc.	100,000
Maserati
Maserati S.p.A.	Modena	Italy	40,000,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Maserati Deutschland GmbH	Wiesbaden	Germany	500,000	EUR	100.00	Maserati S.p.A.	100,000
Maserati GB Limited	Slough Berkshire	United Kingdom	20,000	GBP	100.00	Maserati S.p.A.	99,995
Maserati North America Inc.	Englewood Cliffs	U.S.A.	1,000	USD	100.00	Maserati S.p.A.	100,000
Maserati West Europe societé par actions simplifiée	Levallois-Perret	France	37,000	EUR	100.00	Maserati S.p.A.	100,000
Agricultural and Construction Equipment
CNH Global N.V.	Amsterdam	Netherlands	530,637,881	EUR	89.89	Fiat Netherlands Holding N.V.	89,835	89,894
						CNH Global N.V.	0.066	0.000
Austoft Industries Limited	St. Marys	Australia	16,353,225	AUD	89.89	CNH Australia Pty Limited	100,000
Banco CNH Capital S.A.	Curitiba	Brazil	252,285,242	BRL	89.89	CNH Global N.V.	98,760
						CNH Latin America Ltda.	1,240
Bli Group Inc.	Wilmington	U.S.A.	1,000	USD	89.89	CNH America LLC	100,000
Blue Leaf I.P. Inc.	Wilmington	U.S.A.	1,000	USD	89.89	Bli Group Inc.	100,000
Case Brazil Holdings Inc.	Wilmington	U.S.A.	1,000	USD	89.89	CNH America LLC	100,000
Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	89.89	CNH Capital America LLC	100,000
Case Credit Australia Investments Pty Ltd	St. Marys	Australia	71,516,000	AUD	89.89	CNH Australia Pty Limited	100,000
Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	89.89	CNH Capital America LLC	100,000
Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	89.89	CNH America LLC	100,000
Case Equipment International Corporation	Wilmington	U.S.A.	1,000	USD	89.89	CNH America LLC	100,000
Case Europe S.a.r.l.	Le Plessis-Belleville	France	7.622	EUR	89.89	CNH America LLC	100,000
Case Harvesting Systems GmbH	Neustadt	Germany	281.211	EUR	89.89	CNH America LLC	100,000
Case IH Machinery Trading Shanghai Co. Ltd.	Shanghai	People's Rep.of China	2,250,000	USD	89.89	CNH America LLC	100,000
Case India Limited	Wilmington	U.S.A.	5	USD	89.89	CNH America LLC	100,000
Case International Marketing Inc.	Wilmington	U.S.A.	5	USD	89.89	CNH America LLC	100,000
Case LBX Holdings Inc.	Wilmington	U.S.A.	5	USD	89.89	CNH America LLC	100,000
Case New Holland Inc.	Wilmington	U.S.A.	5	USD	89.89	CNH Global N.V.	100,000
Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	89.89	CNH America LLC	100,000
CNH America LLC	Wilmington	U.S.A.	0	USD	89.89	Case New Holland Inc.	100,000
CNH Argentina S.A.	Buenos Aires	Argentina	29,611,105	ARS	89.89	New Holland Holdings Argentina S.A.	80,654
						CNH Latin America Ltda.	19,346
CNH Asian Holding Limited	Ebene	Mauritius	14,446,861	USD	89.89	CNH Global N.V.	100,000
CNH Australia Pty Limited	St. Marys	Australia	306,785,439	AUD	89.89	CNH Global N.V.	100,000
CNH Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	89.89	CNH International S.A.	100,000
CNH Belgium N.V.	Zedelgem	Belgium	27,268,300	EUR	89.89	CNH International S.A.	100,000
CNH Canada, Ltd.	Toronto	Canada	28,000,100	CAD	89.89	CNH Global N.V.	100,000
CNH Capital America LLC	Wilmington	U.S.A.	0	USD	89.89	CNH Capital LLC	100,000
CNH Capital Australia Pty Limited	St. Marys	Australia	83,248,874	AUD	89.89	CNH Australia Pty Limited	100,000
CNH Capital Benelux	Zedelgem	Belgium	6,350,000	EUR	89.89	CNH Global N.V.	99,000
						CNH Capital U.K. Ltd	1,000
CNH Capital Canada Ltd.	Calgary	Canada	1	CAD	89.89	Case Credit Holdings Limited	99,500
						CNH Canada, Ltd.	0.500
CNH Capital (Europe) plc	Dublin	Ireland	38,100	EUR	89.89	CNH Capital plc	99,984
						CNH Global N.V.	0.005
						CNH Financial Services A/S	0.003
						CNH International S.A.	0.003
						CNH Trade N.V.	0.003
						CNH Financial Services S.r.l.	0.002
CNH Capital Insurance Agency Inc.	Wilmington	U.S.A.	5	USD	89.89	CNH Capital America LLC	100,000
CNH Capital LLC	Wilmington	U.S.A.	0	USD	89.89	CNH America LLC	100,000
CNH Capital plc	Dublin	Ireland	6,386,791	EUR	89.89	CNH Global N.V.	100,000
CNH Capital RACES LLC	Wilmington	U.S.A.	1,000	USD	89.89	CNH Capital America LLC	100,000
CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	89.89	CNH Capital America LLC	100,000
CNH Capital U.K. Ltd	Basildon	United Kingdom	10,000,001	GBP	89.89	CNH Global N.V.	100,000
CNH Componentes, S.A. de C.V.	São Pedro	Mexico	135,634,842	MXN	89.89	CNH America LLC	100,000
Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
CNH Danmark A/S	Hvidovre	Denmark	12,000,000	DKK	89.89	CNH International S.A.	100,000
CNH Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	89.89	CNH International S.A.	100,000
CNH Engine Corporation	Wilmington	U.S.A.	1,000	USD	89.89	CNH America LLC	100,000
CNH Financial Services A/S	Hvidovre	Denmark	500,000	DKK	89.89	CNH Global N.V.	100,000
CNH Financial Services GmbH	Heilbronn	Germany	1,151,000	EUR	89.89	CNH International S.A.	100,000
CNH Financial Services S.A.S.	Puteaux	France	3,738,141	EUR	89.89	CNH Global N.V.	100,000
CNH Financial Services S.r.l.	Modena	Italy	10,400	EUR	89.89	CNH Global N.V.	100,000
CNH France S.A.	Le Plessis-Belleville	France	138,813,150	EUR	89.89	CNH International S.A.	100,000
CNH International S.A.	Luxembourg	Luxembourg	300,000,000	USD	89.89	CNH Global N.V.	100,000
CNH Italia s.p.a.	Modena	Italy	15,600,000	EUR	89.89	CNH Global N.V.	100,000
CNH Latin America Ltda.	Contagem	Brazil	967,783,051	BRL	89.89	CNH Global N.V.	85,658
						Case Brazil Holdings Inc.	12,557
						Case Equipment International Corporation	1,785
CNH Maquinaria Spain S.A.	Coslada	Spain	21,000,000	EUR	89.89	CNH International S.A.	100,000
CNH Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	89.89	CNH Global N.V.	100,000
CNH Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	89.89	CNH Belgium N.V.	99,995
						Fiat Polska Sp. z o.o.	0.005
CNH Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Carnaxide	Portugal	498.798	EUR	89.89	CNH International S.A.	99,980
						CNH Italia s.p.a.	0.020
CNH Receivables LLC	Wilmington	U.S.A.	0	USD	89.89	CNH Capital America LLC	100,000
CNH Serviços Técnicos e Desenvolvimento de Negocios Ltda	Curitiba	Brazil	1,000,000	BRL	89.89	Banco CNH Capital S.A.	100,000
CNH Trade N.V.	Amsterdam	Netherlands	50,000	EUR	89.89	CNH Global N.V.	100,000
CNH U.K. Limited	Basildon	United Kingdom	91,262,275	GBP	89.89	New Holland Holding Limited	100,000
CNH Wholesale Receivables LLC	Wilmington	U.S.A.	0	USD	89.89	CNH Capital America LLC	100,000
Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	89.89	CNH America LLC	100,000
Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	89.89	CNH Canada, Ltd.	100,000
Harbin New Holland Tractors Co., Ltd.	Harbin	People's Rep.of China	2,859,091	USD	89.89	CNH Asian Holding Limited	99,000
						CNH International S.A.	1,000
HFI Holdings Inc.	Wilmington	U.S.A.	1,000	USD	89.89	CNH America LLC	100,000
JV Uzcaseagroleasing LLC	Tashkent	Uzbekistan	0	USD	45.85	Case Credit Holdings Limited	51,000
JV UzCaseMash LLC	Tashkent	Uzbekistan	0	USD	53.94	Case Equipment Holdings Limited	60,000
JV UzCaseService LLC	Tashkent	Uzbekistan	0	USD	45.85	Case Equipment Holdings Limited	51,000
JV UzCaseTractor LLC	Tashkent	Uzbekistan	0	USD	45.85	Case Equipment Holdings Limited	51,000
Kobelco Construction Machinery America LLC	Wilmington	U.S.A.	0	USD	58.43	New Holland Excavator Holdings LLC	65,000
Kobelco Construction Machinery Europe BV in liquidation	Almere	Netherlands	567.225	EUR	67.08	New Holland Kobelco Construction Machinery S.p.A.	100,000
MBA AG	Bassersdorf	Switzerland	4,000,000	CHF	89.89	CNH Global N.V.	100,000
New Holland Australia Pty Ltd	St. Marys	Australia	1	AUD	89.89	CNH Australia Pty Limited	100,000
New Holland Credit Australia Pty Limited	St. Marys	Australia	725.834	AUD	89.89	CNH Capital Australia Pty Limited	100,000
New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	89.89	CNH Capital LLC	100,000
New Holland Excavator Holdings LLC	Wilmington	U.S.A.	0	USD	89.89	CNH America LLC	100,000
New Holland Holding Limited	London	United Kingdom	165,000,000	GBP	89.89	CNH International S.A.	100,000
New Holland Holdings Argentina S.A.	Buenos Aires	Argentina	23,555,415	ARS	89.89	CNH Latin America Ltda.	100,000
New Holland Kobelco Construction Machinery Belgium SA	Herstal-lez-Liege	Belgium	247,900	EUR	67.08	New Holland Kobelco Construction Machinery S.p.A.	100,000
New Holland Kobelco Construction Machinery S.p.A.	San Mauro Torinese	Italy	80,025,291	EUR	67.08	CNH Italia s.p.a.	74,625
New Holland Ltd	Basildon	United Kingdom	1,000,000	GBP	89.89	CNH Global N.V.	100,000
New Holland Tractor Ltd. N.V.	Antwerp	Belgium	9,631,500	EUR	89.89	New Holland Holding Limited	100,000
New Holland Tractors (India) Private Ltd	New Delhi	India	1,949,835,804	INR	89.89	CNH Asian Holding Limited	100,000
O & K - Hilfe GmbH	Berlin	Germany	25.565	EUR	89.89	CNH Baumaschinen GmbH	100,000
Pryor Foundry Inc.	Oklahoma City	U.S.A.	1,000	USD	89.89	CNH America LLC	100,000
Receivables Credit II Corporation	Calgary	Canada	1	CAD	89.89	CNH Capital America LLC	100,000
RosCaseMash	Saratov	Russia	200,000	RUR	34.38	Case Equipment Holdings Limited	38,250	51,000
Shanghai New Holland Agricultural Machinery Corporation Limited	Shanghai	People's Rep.of China	35,000,000	USD	53.94	CNH Asian Holding Limited	60,000
Powertrain Technologies
Fiat Powertrain Technologies S.p.A.	Orbassano	Italy	15,120,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Fiat Powertrain Italia S.r.l.	Turin	Italy	740,100,000	EUR	100.00	Fiat Auto Holdings B.V.	100,000
FMA - Fabbrica Motori Automobilistici S.r.l.	Pratola Serra	Italy	306,186,210	EUR	100.00	Fiat Powertrain Italia S.r.l.	100,000
Powertrain Mekanik Sanayi ve Ticaret Limited Sirketi	Demirtas-Bursa	Turkey	75,329,600,000	TRY	100.00	Fiat Auto Holdings B.V.	99,980
						Fiat Powertrain Italia S.r.l.	0.020
Trucks and Commercial Vehicles
Iveco S.p.A.	Turin	Italy	858,400,000	EUR	100.00	Fiat Netherlands Holding N.V.	100,000
Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	3,000,000	ETB	70.00	Iveco S.p.A.	70,000
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100,000
Brandschutztechnik Gorlitz GmbH	Gürlitz	Germany	511.292	EUR	88.00	Iveco Magirus Brandschutztechnik GmbH	88,000
C.A.M.I.V.A. Constructeurs Associés de Matériels S.A.	Saint-Alban-Leysse	France	1,870,169	EUR	99.96	Iveco Eurofire (Holding) GmbH	99,963
Componentes Mecanicos S.A.	Barcelona	Spain	37,405,038	EUR	59.39	Iveco Espana S.L.	59,387
Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	100.00	Iveco Investitions GmbH	90,000
						Iveco S.p.A.	10,000
Elettronica Trasporti Commerciali S.r.l. (Eltrac S.r.l.)	Turin	Italy	109,200	EUR	100.00	Iveco S.p.A.	100,000
European Engine Alliance S.c.r.l.	Turin	Italy	32,044,797	EUR	63.30	CNH Global N.V.	33,333
						Iveco S.p.A.	33,333
FPT - Powertrain Technologies France S.A.	Garchizy	France	73,444,960	EUR	100.00	Iveco France S.A.	97,200
						Iveco Participations S.A.	2,800
Heuliez Bus S.A.	Rorthais	France	9,000,000	EUR	100.00	Société Charolaise de Participations S.A.	100,000
IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25.565	EUR	100.00	Iveco Investitions GmbH	95,000
						Iveco S.p.A.	5,000
Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Ikarus Egyedi Autobusz GY	Budapest	Hungary	350,000,000	HUF	68.15	Iveco Espana S.L.	68,146
Industrial Vehicles Center Hainaut S.A.	Charleroi	Belgium	600,000	EUR	100.00	S.A. Iveco Belgium N.V.	95,000
						Iveco Nederland B.V.	5,000
Irisbus Australia Pty. Ltd.	Dandenong	Australia	1,500,000	AUD	100.00	Iveco Espana S.L.	100,000
Irisbus Benelux Ltd.	Leudelange	Luxembourg	594,000	EUR	100.00	Iveco France S.A.	99,983
						Société Charolaise de Participations S.A.	0.017
Irisbus Deutschland GmbH	Mainz-Mombach	Germany	22,000,000	EUR	100.00	Iveco Espana S.L.	100,000
Irisbus Italia S.p.A.	Turin	Italy	44,644,811	EUR	100.00	Iveco Espana S.L.	100,000
Irisbus (U.K.) Ltd	Watford	United Kingdom	200,000	GBP	100.00	Iveco Espana S.L.	100,000
IVC Brabant N.V. S.A.	Groot	Belgium	800,000	EUR	100.00	S.A. Iveco Belgium N.V.	75,000
						Iveco Nederland B.V.	25,000
IVC Nutzfahrzeuge AG	Hendschiken	Switzerland	3,500,000	CHF	100.00	Iveco (Schweiz) AG	100,000
IVC Véhicules Industriels S.A.	Morges	Switzerland	1,200,000	CHF	100.00	Iveco (Schweiz) AG	100,000
Iveco Argentina S.A.	Cordoba	Argentina	130,237,793	ARS	100.00	Iveco S.p.A.	99,000
						Astra Veicoli Industriali S.p.A.	1,000
Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	Iveco S.p.A.	100,000
Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	100.00	Iveco Magirus AG	100,000
Iveco Contract Services Limited	Watford	United Kingdom	17,000,000	GBP	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100,000
Iveco Danmark A/S	Glostrup	Denmark	501,000	DKK	100.00	Iveco S.p.A.	100,000
Iveco Espana S.L.	Madrid	Spain	121,612,116	EUR	100.00	Iveco S.p.A.	100,000
Iveco Est Sas	Haunconcourt	France	305,600	EUR	100.00	Iveco France S.A.	100,000
Iveco Eurofire (Holding) GmbH	Weisweil	Germany	30,776,857	EUR	100.00	Iveco Magirus AG	90,032
						Iveco S.p.A.	9,968
Iveco Fiat Brasil Ltda	Sete Lagoas	Brazil	170,100,000	BRL	100.00	Fiat Automoveis S.A. - FIASA	50,000
						Iveco S.p.A.	48,576
						Iveco Latin America Ltda	1,424
Iveco Finland OY	Espoo	Finland	200,000	EUR	100.00	Iveco S.p.A.	100,000
Iveco France S.A.	Vénissieux	France	92,856,130	EUR	100.00	Iveco Espana S.L.	50,326
						Iveco S.p.A.	49,674
Iveco Holdings Limited	Watford	United Kingdom	47,000,000	GBP	100.00	Iveco S.p.A.	100,000
Iveco International Trade Finance S.A.	Paradiso	Switzerland	30,800,000	CHF	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100,000
Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	100.00	Iveco Magirus AG	99,020
						Iveco S.p.A.	0.980
Iveco Latin America Ltda	São Paulo	Brazil	684,700,000	BRL	100.00	Iveco S.p.A.	100,000
Iveco Limited	Watford	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100,000
Iveco L.V.I. S.a.s.	Saint-Priest-En-Jarez	France	503,250	EUR	100.00	Iveco France S.A.	100,000
Iveco Magirus AG	Ulm	Germany	250,000,000	EUR	100.00	Iveco S.p.A.	53,660
						Fiat Netherlands Holding N.V.	46,340
Iveco Magirus Brandschutztechnik GmbH	Ulm	Germany	6,493,407	EUR	100.00	Iveco Eurofire (Holding) GmbH	99,764
						Iveco S.p.A.	0.236
Iveco Mezzi Speciali S.p.A.	Brescia	Italy	13,120,000	EUR	100.00	Iveco Eurofire (Holding) GmbH	100,000
Iveco Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	Iveco S.p.A.	60,000
						Iveco France S.A.	40,000
Iveco Motors of North America Inc.	Wilmington	U.S.A.	1	USD	100.00	Iveco S.p.A.	100,000
Iveco Nederland B.V.	Breda	Netherlands	4,537,802	EUR	100.00	Fiat Netherlands Holding N.V.	100,000
Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	818,500	EUR	100.00	Iveco Magirus AG	100,000
Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	100.00	Iveco Magirus AG	100,000
Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	Iveco S.p.A.	100,000
Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	5,960,707	TRY	100.00	Iveco S.p.A.	99,995
Iveco Partecipazioni Finanziarie S.r.l.	Turin	Italy	50,000,000	EUR	100.00	Iveco S.p.A.	100,000
Iveco Participations S.A.	Trappes	France	10,896,100	EUR	100.00	Iveco S.p.A.	100,000
Iveco Pension Trustee Ltd	Watford	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50,000
						Iveco Limited	50,000
Iveco Poland Ltd.	Warsaw	Poland	46,974,500	PLN	100.00	Iveco S.p.A.	99,989
						Fiat Polska Sp. z o.o.	0.011
Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	Iveco S.p.A.	99,997
						Astra Veicoli Industriali S.p.A.	0.001
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100,000
Iveco South Africa (Pty) Ltd.	Wadewille	South Africa	15,000,750	ZAR	100.00	Iveco S.p.A.	100,000
Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	100.00	Iveco Magirus AG	100,000
Iveco Sweden A.B.	Arlov	Sweden	600,000	SEK	100.00	Iveco S.p.A.	100,000
Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	Iveco S.p.A.	100,000
Iveco Ukraine Inc.	Kiev	Ukraine	55,961,760	UAH	99.97	Iveco S.p.A.	99,968
Iveco Venezuela C.A.	La Victoria	Venezuela	2,495,691,000	VEB	100.00	Iveco S.p.A.	100,000
Iveco West Nutzfahrzeuge GmbH	Koln	Germany	1,662,000	EUR	100.00	Iveco Magirus AG	100,000
Karosa A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98	Iveco France S.A.	97,978
Karosa r.s.o.	Bratislava	Slovack Republic	200,000	SKK	97.98	Karosa A.S.	100,000
Lohr-Magirus Feuerwehrtechnik GmbH	Kainbach	Austria	1,271,775	EUR	95.00	Iveco Magirus Brandschutztechnik GmbH	95,000
Mediterranea de Camiones S.L.	Valencia	Spain	48,080	EUR	100.00	Iveco Espana S.L.	100,000
Officine Brennero S.p.A.	Trento	Italy	7,120,000	EUR	100.00	Iveco S.p.A.	100,000
S.A. Iveco Belgium N.V.	Groot	Belgium	6,000,000	EUR	100.00	Iveco S.p.A.	99,983
						Iveco Nederland B.V.	0.017
S.C.I. La Méditerranéenne	Vitrolles	France	248,000	EUR	100.00	Iveco France S.A.	50,000
						Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	50,000
Seddon Atkinson Vehicles Ltd	Oldham	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100,000
Société Charolaise de Participations S.A.	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100,000
Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	Iveco France S.A.	100,000
Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100,000
Transolver Service S.p.A.	Turin	Italy	1,989,000	EUR	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100,000
Transolver Services GmbH	Heilbronn	Germany	750,000	EUR	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100,000
Trucksure Services Ltd	Watford	United Kingdom	900,000	GBP	100.00	Iveco Holdings Limited	100,000
Utilitaries & Véhicules Industriels Franciliens-UVIF SAS	La Garenne	France	1,067,500	EUR	100.00	Iveco France S.A.	100,000
Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51,867
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	Iveco Participations S.A.	100,000
Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Components
Magneti Marelli Holding S.p.A.	Corbetta	Italy	254,324,998	EUR	99.99	Fiat S.p.A.	99,991	100,000
Automotive Lighting Brotterode GmbH	Meiningen	Germany	7,270,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100,000
Automotive Lighting Italia S.p.A.	Venaria Reale	Italy	2,000,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100,000
Automotive Lighting LLC	Farmington Hills	U.S.A.	25,001,000	USD	99.99	Magneti Marelli Holding U.S.A. Inc.	100,000
Automotive Lighting o.o.o.	Rjiasan	Russia	36,875,663	RUR	99.99	Automotive Lighting Reutlingen GmbH	100,000
Automotive Lighting Polska Sp. z o.o.	Sosnowiec	Poland	83,500,000	PLN	99.99	Automotive Lighting Reutlingen GmbH	99,997
						Fiat Polska Sp. z o.o.	0.003
Automotive Lighting Rear Lamps Espana S.A.	Llinares del Valles	Spain	3,655,385	EUR	99.99	Automotive Lighting Rear Lamps Italia S.p.A.	100,000
Automotive Lighting Rear Lamps France S.A.	Saint Denis	France	1,011,536	EUR	99.98	Automotive Lighting Rear Lamps Italia S.p.A.	99,992
Automotive Lighting Rear Lamps Italia S.p.A.	Tolmezzo	Italy	10,000,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100,000
Automotive Lighting Reutlingen GmbH	Reutlingen	Germany	1,330,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100,000
Automotive Lighting S.R.O.	Jihlava	Czech Republic	927,637,000	CZK	99.99	Automotive Lighting Reutlingen GmbH	100,000
Automotive Lighting UK Limited	Cannock	United Kingdom	15,387,348	GBP	99.99	Magneti Marelli Holding S.p.A.	100,000
Fiat CIEI S.p.A. in liquidation	Corbetta	Italy	220.211	EUR	99.99	Magneti Marelli Holding S.p.A.	100,000
Industrial Yorka de Mexico S.A. de C.V.	Mexico City	Mexico	50,000	MXN	99.99	Yorka de Mexico S.r.l. de CV	98,000
						Industrial Yorka de Tepotzotlan S.A. de C.V.	2,000
Industrial Yorka de Tepotzotlan S.A. de C.V.	Mexico City	Mexico	50,000	MXN	99.99	Yorka de Mexico S.r.l. de CV	99,000
						Industrial Yorka de Mexico S.A. de C.V.	1,000
Industrias Magneti Marelli Mexico S.A. de C.V.	Tepotzotlan	Mexico	50,000	MXN	99.99	Magneti Marelli Sistemas Electronicos Mexico S.A.	99,998
						Servicios Administrativos Corp. IPASA S.A.	0.002
Kadron S/A	Maua	Brazil	2,622,229	BRL	99.99	Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	100,000
Magneti Marelli After Market S.p.A.	Turin	Italy	15,349,500	EUR	99.99	Magneti Marelli Holding S.p.A.	99,999	100,000
Magneti Marelli Argentina S.A.	Buenos Aires	Argentina	700,000	ARS	99.99	Magneti Marelli Holding S.p.A.	95,000
						Magneti Marelli France S.a.s.	5,000
Magneti Marelli Automotive Components (WUHU) Co. Ltd.	Anhui	People's Rep.of China	5,000,000	USD	99.99	Magneti Marelli Powertrain S.p.A.	100,000
Magneti Marelli Cofap Companhia Fabricadora de Pecas	Santo Andre	Brazil	170,950,534	BRL	99.63	Magneti Marelli Holding S.p.A.	99,634	99,966
Magneti Marelli Components B.V. in liquidation	Amsterdam	Netherlands	53,600,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100,000
Magneti Marelli Conjuntos de Escape S.A.	Buenos Aires	Argentina	12,000	ARS	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	95,000
						Magneti Marelli Argentina S.A.	5,000
Magneti Marelli Controle Motor Ltda.	Hortolandia	Brazil	108,523,749	BRL	99.99	Magneti Marelli Powertrain S.p.A.	99,997
						Fiat do Brasil S.A.	0.003
Magneti Marelli Deutschland GmbH	Russelsheim	Germany	1,050,000	EUR	99.99	Magneti Marelli After Market S.p.A.	100,000
Magneti Marelli do Brasil Industria e Comercio SA	Hortolandia	Brazil	40,568,427	BRL	99.86	Magneti Marelli Holding S.p.A.	99,872	99,990
Magneti Marelli Electronica SL	Barcelona	Spain	18,388,581	EUR	99.99	Magneti Marelli Iberica S.A.	100,000
Magneti Marelli Elektronische Systeme GmbH	Heilbronn	Germany	100,000	EUR	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	100,000
Magneti Marelli Exhaust Systems Polska Sp. z o.o.	Sosnowiec	Poland	15,000,000	PLN	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	99,993
						Fiat Polska Sp. z o.o.	0.007
Magneti Marelli France S.a.s.	Nanterre	France	42,672,960	EUR	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	99,980
						Ufima S.A.S.	0.020
Magneti Marelli Guangzhou Motor Vehicle Instruments Co. Limited	Guangzhou	People's Rep.of China	8,100,000	USD	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	100,000
Magneti Marelli Holding U.S.A. Inc.	Wixom	U.S.A.	10	USD	99.99	Magneti Marelli Holding S.p.A.	100,000
Magneti Marelli Iberica S.A.	Santpedor	Spain	18,099,776	EUR	99.99	Magneti Marelli Holding S.p.A.	100,000
Magneti Marelli Motopropulsion France SAS	Nanterre	France	10,692,500	EUR	99.99	Magneti Marelli Powertrain S.p.A.	100,000
Magneti Marelli North America Inc.	Wilmington	U.S.A.	40,223,205	USD	99.63	Magneti Marelli Cofap Companhia Fabricadora de Pecas	100,000
Magneti Marelli Poland S.A.	Sosnowiec	Poland	10,567,800	PLN	99.99	Magneti Marelli Holding S.p.A.	99,995
						Fiat Polska Sp. z o.o.	0.005
Magneti Marelli Powertrain GmbH	Russelsheim	Germany	100,000	EUR	99.99	Magneti Marelli Powertrain S.p.A.	100,000
Magneti Marelli Powertrain (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	17,500,000	USD	99.99	Magneti Marelli Powertrain S.p.A.	100,000
Magneti Marelli Powertrain S.p.A.	Corbetta	Italy	85,690,872	EUR	99.99	Magneti Marelli Holding S.p.A.	99,999	100,000
Magneti Marelli Powertrain U.S.A. LLC	Sanford	U.S.A.	25,000,000	USD	99.99	Magneti Marelli Holding U.S.A. Inc.	100,000
Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	Contagem	Brazil	48,533,428	BRL	99.99	Automotive Lighting Reutlingen GmbH	100,000
Magneti Marelli Sistemas Electronicos Mexico S.A.	Tepotzotlan	Mexico	23,611,680	MXN	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	100,000
Magneti Marelli Sistemi di Scarico S.p.A.	Corbetta	Italy	20,000,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100,000
Magneti Marelli Sistemi Elettronici S.p.A.	Corbetta	Italy	74,897,548	EUR	99.99	Magneti Marelli Holding S.p.A.	99,999	100,000
Magneti Marelli South Africa (Proprietary) Limited	Johannesburg	South Africa	1,950,000	ZAR	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	100,000
Magneti Marelli Suspension Systems Poland Sp. z o.o.	Sosnowiec	Poland	43,100,000	PLN	99.99	Magneti Marelli Holding S.p.A.	99,993
						Fiat Polska Sp. z o.o.	0.007
Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Magneti Marelli Tubos de Escape SL	Barcelona	Spain	10,154,256	EUR	99.99	Magneti Marelli Iberica S.A.	100,000
Magneti Marelli U.K. Limited	Cannock	United Kingdom	12,400,000	GBP	99.99	Magneti Marelli Holding S.p.A.	100,000
Mako Elektrik Sanayi Ve Ticaret A.S.	Osmangazi Bursa	Turkey	16,500,000,000,000	TRY	94.99	Magneti Marelli Holding S.p.A.	95,000
Malaysian Automotive Lighting SDN. BHD	Penang	Malaysia	8,000,000	MYR	79.99	Automotive Lighting Reutlingen GmbH	80,000
Servicios Administrativos Corp. IPASA S.A.	Col. Chapultepec	Mexico	1,000	MXN	99.99	Magneti Marelli Sistemas Electronicos Mexico S.A.	99,990
						Industrias Magneti Marelli Mexico S.A. de C.V.	0.010
Sistemi Sospensioni S.p.A.	Corbetta	Italy	60,500,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100,000
Tecnologia de Iluminacion Automotriz S.A. de C.V.	Chihuahua	Mexico	50,000	MXN	99.99	Automotive Lighting LLC	100,000
Ufima S.A.S.	Nanterre	France	44,940	EUR	99.94	Magneti Marelli Holding S.p.A.	64,967
						Fiat Partecipazioni S.p.A.	34,980
Yorka de Mexico S.r.l. de CV	El Marques Queretaro	Mexico	50,000	MXN	99.99	Magneti Marelli Holding U.S.A. Inc.	100,000
Metallurgical Products
Teksid S.p.A.	Turin	Italy	145,817,739	EUR	84.79	Fiat S.p.A.	84,791
Accurcast Limited in liquidation	Saint John	Canada	39,684,600	CAD	43.24	Meridian Technologies Inc.	100,000
Compania Industrial Frontera S.A. de C.V.	São Pedro	Mexico	50,000	MXN	84.79	Teksid Hierro de Mexico S.A. de C.V.	100,000
Fonderie du Poitou Fonte S.A.S.	Ingrandes-sur-Vienne	France	26,958,464	EUR	84.79	Teksid S.p.A.	100,000
Funfrap-Fundicao Portuguesa S.A.	Cacia	Portugal	13,697,550	EUR	70.89	Fonderie du Poitou Fonte S.A.S.	83,607
Jutras Die Casting Limited in liquidation	Saint John	Canada	24,490,715	CAD	43.24	Meridian Technologies Inc.	100,000
Magnesium Products of America Inc.	Eaton Rapids	U.S.A.	43,454,000	USD	43.24	Meridian Technologies Inc.	100,000
Magnesium Products of Italy S.r.l.	Verres	Italy	13,962,000	EUR	43.24	Magnesium Products of America Inc.	100,000
Meridian Deutschland GmbH	Heilbronn	Germany	25,600	EUR	43.24	Meridian Technologies Inc.	100,000
Meridian Technologies Inc.	Saint John	Canada	165,423,445	CAD	43.24	Teksid S.p.A.	31,450
						Teksid Acquisition Inc.	19,550
Meridian Technologies Japan Inc.	Saint John	Canada	6,210	CAD	43.24	Meridian Technologies Inc.	100,000
Shanghai Meridian Magnesium Products Company Limited	Shanghai	People's Rep.of China	12,000,000	USD	25.95	Meridian Technologies Inc.	60,000
Teksid Acquisition Inc.	Toronto	Canada	66,000,001	CAD	84.79	Teksid S.p.A.	100,000
Teksid do Brasil Ltda	Betim	Brazil	59,899,570	BRL	84.79	Teksid S.p.A.	100,000
Teksid Hierro De Mexico Arrendadora S.A. de C.V.	Frontera	Mexico	497,690,000	MXN	84.79	Teksid S.p.A.	100,000
Teksid Hierro de Mexico S.A. de C.V.	São Pedro	Mexico	418,874,300	MXN	84.79	Teksid S.p.A.	100,000
Teksid Inc.	Wilmington	U.S.A.	100,000	USD	84.79	Teksid S.p.A.	100,000
Teksid Iron Poland Sp. z o.o.	Skoczow	Poland	115,678,500	PLN	84.79	Teksid S.p.A.	99,996
						Fiat Polska Sp. z o.o.	0.004
Production Systems
Comau S.p.A.	Grugliasco	Italy	100,000,000	EUR	100.00	Fiat S.p.A.	100,000
Autodie International, Inc.	Grand Rapids	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100,000
Comau France S.A.	Trappes	France	18,112,592	EUR	100.00	Comau S.p.A.	100,000
Comau Argentina S.A.	Buenos Aires	Argentina	25,680	ARS	100.00	Comau S.p.A.	55,280
						Comau do Brasil Industria e Comercio Ltda.	44,688
						Fiat Argentina S.A.	0.031
Comau Deutschland GmbH	Boblingen	Germany	1,330,000	EUR	100.00	Comau S.p.A.	100,000
Comau do Brasil Industria e Comercio Ltda.	Betim	Brazil	29,312,653	BRL	100.00	Comau S.p.A.	99,999
						Fiat do Brasil S.A.	0.001
Comau Estil Unl.	Luton	United Kingdom	46,108,100	USD	100.00	Comau S.p.A.	100,000
Comau India Private Limited	Pune	India	58,435,020	INR	100.00	Comau S.p.A.	99,990
						Comau Deutschland GmbH	0.010
COMAU Ingest Sverige AB	Trollhattan	Sweden	5,000,000	SEK	100.00	Comau S.p.A.	51,000
						Ingest Facility S.p.A.	49,000
Comau Pico Expatriate, Inc.	Southfield	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100,000
Comau Pico Holdings Corporation	New York	U.S.A.	100	USD	100.00	Comau S.p.A.	100,000
Comau Pico Iaisa S.de R.L. de C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Comau Pico Mexico S.de R.L. de C.V.	99,967
						Comau S.p.A.	0.033
Comau Pico Inc.	Southfield	U.S.A.	21.455	USD	100.00	Comau Pico Holdings Corporation	100,000
Comau Pico Mexico S.de R.L. de C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Comau S.p.A.	99,967
						Comau Deutschland GmbH	0.033
Comau Pico of Canada Inc.	Windsor	Canada	100	CAD	100.00	Comau Pico Inc.	100,000
Comau Pico Pitex S.de R.L. C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Comau Pico Mexico S.de R.L. de C.V.	99,967
						Comau S.p.A.	0.033
Comau Pico Resources, Inc.	Southfield	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100,000
Comau Pico Trebol S.de R.L. de C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Comau Pico Mexico S.de R.L. de C.V.	99,967
						Comau S.p.A.	0.033
Comau Poland Sp. z o.o.	Bielsko-Biala	Poland	2,100,000	PLN	100.00	Comau S.p.A.	99,976
						Fiat Polska Sp. z o.o.	0.024
Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Comau Romania S.R.L.	Bihor	Romenia	324,980	RON	100.00	Comau S.p.A.	100,000
Comau Russia OOO	Moscow	Russia	4,770,225	RUR	100.00	Comau S.p.A.	99,000
						Comau Deutschland GmbH	1,000
Comau SA Body Systems (Pty) Ltd.	Uitenhage	South Africa	300	ZAR	100.00	Comau South Africa (Pty) Ltd.	100,000
Comau SA Press Tools and Parts (Pty) Ltd.	Uitenhage	South Africa	100	ZAR	100.00	Comau SA Body Systems (Pty) Ltd.	100,000
Comau SA Properties (Pty) Ltd.	Uitenhage	South Africa	100	ZAR	100.00	Comau SA Body Systems (Pty) Ltd.	100,000
Comau Service Systems S.L.	Madrid	Spain	250,000	EUR	100.00	Comau S.p.A.	100,000
Comau (Shanghai) Automotive Equipment Co. Ltd.	Shanghai	People's Rep.of China	1,000,000	USD	100.00	Comau S.p.A.	100,000
Comau South Africa (Pty) Ltd.	Uitenhage	South Africa	1,001,001	ZAR	100.00	Comau S.p.A.	100,000
Mecaner S.A.	Urdùliz	Spain	6,000,000	EUR	100.00	Comau S.p.A.	100,000
Pico Europe, Inc.	Southfield	U.S.A.	1,000	USD	100.00	Comau S.p.A.	100,000
Precision Pico Products Inc.	Plymouth	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100,000
Services
Business Solutions S.p.A.	Turin	Italy	4,791,396	EUR	100.00	Fiat S.p.A.	100,000
Building Services S.r.l.	Turin	Italy	90,000	EUR	51.00	Ingest Facility S.p.A.	51,000
Building Support S.r.l.	Turin	Italy	90,000	EUR	51.00	Building Services S.r.l.	100,000
Business Solutions Argentina S.A.	Buenos Aires	Argentina	845,860	ARS	100.00	Fiat do Brasil S.A.	99,990
						Fiat Auto Argentina S.A.	0.010
Business Solutions Deutschland FiatGroup GmbH	Ulm	Germany	200,000	EUR	100.00	Business Solutions S.p.A.	100,000
Business Solutions Polska Sp. z o.o.	Bielsko-Biala	Poland	3,600,000	PLN	100.00	Business Solutions S.p.A.	99,986
						Fiat Polska Sp. z o.o.	0.014
eSPIN S.p.A.	Turin	Italy	1,000,000	EUR	100.00	Business Solutions S.p.A.	100,000
Fiat do Brasil S.A.	Nova Lima	Brazil	28,513,780	BRL	100.00	Fiat Partecipazioni S.p.A.	99,998
						Fiat Gesco S.p.A.	0.002
Fiat Finance et Services S.A.	Trappes	France	3,700,000	EUR	100.00	Business Solutions S.p.A.	99,997
						Fiat Partecipazioni S.p.A.	0.001
Fiat GES.CO. Belgium N.V.	Zedelgem	Belgium	62,500	EUR	100.00	Fiat U.K. Limited	99,960
						Fiat Gesco S.p.A.	0.040
Fiat Gesco S.p.A.	Turin	Italy	3,600,000	EUR	100.00	Business Solutions S.p.A.	100,000
Fiat Iberica S.A.	Madrid	Spain	2,797,054	EUR	100.00	Business Solutions S.p.A.	100,000
Fiat Servizi per l`Industria S.c.p.a.	Turin	Italy	1,652,669	EUR	99.37	Fiat S.p.A.	36,468
						Fiat Auto S.p.A.	33,532
						Business Solutions S.p.A.	7,500
						Iveco S.p.A.	6,000
						Magneti Marelli Holding S.p.A.	4,000
						CNH Italia s.p.a.	3,000
						Fiat Partecipazioni S.p.A.	3,000
						Teksid S.p.A.	2,000
						Comau S.p.A.	1,500
						C.R.F. Società Consortile per Azioni	1,500
						Editrice La Stampa S.p.A.	1,500
Fiat U.K. Limited	Basildon	United Kingdom	750,000	GBP	100.00	Fiat Gesco S.p.A.	100,000
Ingest Facility Polska Sp. z o.o.	Bielsko-Biala	Poland	500,000	PLN	100.00	Ingest Facility S.p.A.	99,800
						Fiat Polska Sp. z o.o.	0.200
Ingest Facility S.p.A.	Turin	Italy	1,700,000	EUR	100.00	Business Solutions S.p.A.	100,000
ITS GSA FiatGroup France S.A.S.	Trappes	France	1,737,440	EUR	100.00	Fiat Finance et Services S.A.	100,000
ITS-GSA Deutschland GmbH	Ulm	Germany	25,000	EUR	100.00	Business Solutions Deutschland FiatGroup GmbH	100,000
ITS-GSA U.K. Limited	Watford	United Kingdom	50,000	GBP	100.00	Fiat U.K. Limited	100,000
KeyG Consulting S.p.A.	Turin	Italy	167.352	EUR	60.00	Fiat Gesco S.p.A.	60,000
Risk Management S.p.A.	Turin	Italy	120,000	EUR	100.00	Business Solutions S.p.A.	100,000
Sadi Polska-Agencja Celna Sp. z o.o.	Bielsko-Biala	Poland	500,000	PLN	100.00	Servizi e Attività Doganali per l`Industria S.p.A.	99,800
						Fiat Polska Sp. z o.o.	0.200
Servizi e Attività Doganali per l`Industria S.p.A.	Turin	Italy	520,000	EUR	100.00	Business Solutions S.p.A.	100,000
Telexis do Brasil Ltda.	Nova Lima	Brazil	1,400	BRL	100.00	Fiat do Brasil S.A.	100,000
Trantor S.r.l.	Milan	Italy	104,000	EUR	100.00	Ingest Facility S.p.A.	100,000
Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Publishing and Communications
Itedi-Italiana Edizioni S.p.A.	Turin	Italy	5,980,000	EUR	100.00	Fiat S.p.A.	100,000
BMI S.p.A.	Genoa	Italy	124,820	EUR	58.00	Itedi-Italiana Edizioni S.p.A.	58,004
Editrice La Stampa S.p.A.	Turin	Italy	4,160,000	EUR	100.00	Itedi-Italiana Edizioni S.p.A.	100,000
La Stampa Europe SAS	Paris	France	18,600,000	EUR	100.00	Itedi-Italiana Edizioni S.p.A.	100,000
Publikompass S.p.A.	Milan	Italy	3,068,000	EUR	100.00	Itedi-Italiana Edizioni S.p.A.	100,000
Holding companies and Other companies
Banca Unione di Credito (Cayman) Ltd	Grand Cayman	Cayman Islands	10,000,000	CHF	100.00	BUC - Banca Unione di Credito	100,000
BUC - Banca Unione di Credito	Lugano	Switzerland	100,000,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100,000
Centro Ricerche Plast-Optica S.p.A.	Amaro	Italy	1,033,000	EUR	74.63	C.R.F. Società Consortile per Azioni	51,000
						Automotive Lighting Rear Lamps Italia S.p.A.	24,500
C.R.F. Società Consortile per Azioni	Orbassano	Italy	45,400,000	EUR	98.30	Fiat Auto S.p.A.	35,000
						Iveco S.p.A.	20,000
						Magneti Marelli Holding S.p.A.	15,000
						Fiat Powertrain Italia S.r.l.	10,000
						CNH Italia s.p.a.	5,000
						Comau S.p.A.	5,000
						Teksid S.p.A.	5,000
						Fiat Partecipazioni S.p.A.	4,000
						Ferrari S.p.A.	1,000
Deposito Avogadro S.r.l.	Turin	Italy	100,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Elasis-Società Consortile per Azioni	Pomigliano d'Arco	Italy	20,000,000	EUR	98.35	Fiat Auto S.p.A.	51,000
						C.R.F. Società Consortile per Azioni	27,933
						CNH Italia s.p.a.	6,800
						Fiat Powertrain Italia S.r.l.	5,000
						Iveco S.p.A.	3,300
						Comau S.p.A.	1,500
						Magneti Marelli Holding S.p.A.	1,500
						Fiat Partecipazioni S.p.A.	1,450
						Ferrari S.p.A.	1,100
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	0.250
						Fiat S.p.A.	0.167
Fahag Immobilien-und Finanz-Gesellschaft AG	Zurich	Switzerland	500,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100,000
Fast Buyer France S.a.r.l.	Trappes	France	7,700	EUR	100.00	Fast-Buyer S.p.A.	100,000
Fast-Buyer S.p.A.	Turin	Italy	500,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Fias Fiat Administration und Service GmbH	Ulm	Germany	102.258	EUR	100.00	Iveco Magirus AG	80,000
						Fiat Automobil AG	20,000
Fiat Argentina S.A.	Buenos Aires	Argentina	4,446,257	ARS	100.00	Fiat Partecipazioni S.p.A.	99,990
						SGR-Sociedad para la Gestion de Riesgos S.A.	0.010
Fiat Attività Immobiliari S.p.A.	Turin	Italy	65,700,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Fiat Financas Brasil Ltda	Nova Lima	Brazil	2,469,701	BRL	100.00	Fiat Finance S.p.A.	99,994
						Fiat do Brasil S.A.	0.006
Fiat Finance and Trade Ltd	Luxembourg	Luxembourg	251,494,000	EUR	100.00	Fiat Finance S.p.A.	99,993
						Fiat Finance Canada Ltd.	0.007
Fiat Finance Canada Ltd.	Calgary	Canada	10,099,885	CAD	100.00	Fiat Finance S.p.A.	100,000
Fiat Finance Luxembourg S.A.	Luxembourg	Luxembourg	100,000	USD	100.00	Intermap (Nederland) B.V.	99,000
						Fiat Netherlands Holding N.V.	1,000
Fiat Finance North America Inc.	Wilmington	U.S.A.	40,090,010	USD	100.00	Fiat Finance S.p.A.	60,526
						Fiat S.p.A.	39,474
Fiat Finance S.p.A.	Turin	Italy	224,440,000	EUR	100.00	Fiat S.p.A.	100,000
Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Fiat Information & Communication Services società consortile per azioni	Turin	Italy	800,000	EUR	97.23	Fiat S.p.A.	51,000
						CNH Italia s.p.a.	10,000
						Fiat Auto S.p.A.	10,000
						Iveco S.p.A.	10,000
						Business Solutions S.p.A.	3,000
						Comau S.p.A.	3,000
						Ferrari S.p.A.	3,000
						Itedi-Italiana Edizioni S.p.A.	3,000
						Magneti Marelli Holding S.p.A.	3,000
						Teksid S.p.A.	3,000
						Fiat Partecipazioni S.p.A.	1,000
Fiat Netherlands Holding N.V.	Amsterdam	Netherlands	4,366,482,748	EUR	100.00	Fiat S.p.A.	60,563
						Fiat Partecipazioni S.p.A.	39,437
Fiat Partecipazioni S.p.A.	Turin	Italy	306,158,302	EUR	100.00	Fiat S.p.A.	100,000
Fiat Partecipazioni (U.K.) Limited	London	United Kingdom	860,000	GBP	100.00	Fiat Partecipazioni S.p.A.	100,000
Fiat Polska Sp. z o.o.	Warsaw	Poland	25,500,000	PLN	100.00	Fiat Partecipazioni S.p.A.	99,904
						Fiat Auto Poland S.A.	0.029
						Automotive Lighting Polska Sp. z o.o.	0.010
						Magneti Marelli Exhaust Systems Polska Sp. z o.o.	0.010
						Magneti Marelli Poland S.A.	0.010
						Magneti Marelli Suspension Systems Poland Sp. z o.o.	0.010
						Teksid Iron Poland Sp. z o.o.	0.010
						Business Solutions Polska Sp. z o.o.	0.002
						CNH Polska Sp. z o.o.	0.002
						Comau Poland Sp. z o.o.	0.002
						Fidis Faktoring Polska Sp. z o.o.	0.002
						Fidis Finance Polska Sp. z o.o.	0.002
						Ingest Facility Polska Sp. z o.o.	0.002
						Sadi Polska-Agencja Celna Sp. z o.o.	0.002
						Sirio Polska Sp. z o.o.	0.002
						Iveco Poland Ltd.	0.001
Fiat Servizi S.A.	Paradiso	Switzerland	100,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100,000
Fiat U.S.A. Inc.	New York	U.S.A.	16,830,000	USD	100.00	Fiat S.p.A.	100,000
Fiat-Revisione Interna S.c.r.l.	Turin	Italy	300,000	EUR	96.05	Fiat Auto S.p.A.	20,000
						Fiat S.p.A.	14,000
						Fiat Partecipazioni S.p.A.	11,667
						CNH Global N.V.	10,000
						Iveco S.p.A.	10,000
						Comau S.p.A.	5,000
						Ferrari S.p.A.	5,000
						Itedi-Italiana Edizioni S.p.A.	5,000
						Magneti Marelli Holding S.p.A.	5,000
						Teksid S.p.A.	5,000
						Business Solutions S.p.A.	4,333
						Fiat Powertrain Italia S.r.l.	2,000
						Maserati S.p.A.	2,000
						Fiat Finance S.p.A.	1,000
IHF-Internazionale Holding Fiat S.A.	Lugano	Switzerland	100,000,000	CHF	100.00	Fiat S.p.A.	100,000
Intermap (Nederland) B.V.	Amsterdam	Netherlands	200,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	Turin	Italy	300,000	EUR	98.33	Fiat S.p.A.	26,000
						Fiat Auto S.p.A.	22,000
						Iveco S.p.A.	17,000
						CNH Italia s.p.a.	12,000
						Fiat Powertrain Italia S.r.l.	6,000
						Magneti Marelli Holding S.p.A.	6,000
						Comau S.p.A.	5,000
						Business Solutions S.p.A.	3,000
						Teksid S.p.A.	3,000
Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Luganova S.A.	Lugano	Switzerland	3,000,000	CHF	100.00	BUC - Banca Unione di Credito	100,000
Neptunia Assicurazioni Marittime S.A.	Lausanne	Switzerland	10,000,000	CHF	100.00	Rimaco S.A.	100,000
New Business 7 S.p.A.	Turin	Italy	11,899,524	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
New Business 8 S.p.A.	Turin	Italy	1,437,210	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Rimaco S.A.	Lausanne	Switzerland	350,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100,000
SIRIO - Sicurezza Industriale Società consortile per azioni	Turin	Italy	120,000	EUR	92.19	Fiat Partecipazioni S.p.A.	56,853
						Fiat Auto S.p.A.	17,415
						Iveco S.p.A.	4,583
						Fiat Powertrain Italia S.r.l.	2,317
						Magneti Marelli Powertrain S.p.A.	1,159
						Comau S.p.A.	0.751
						Fiat S.p.A.	0.751
						Ferrari S.p.A.	0.729
						Teksid S.p.A.	0.664
						Irisbus Italia S.p.A.	0.622
						Fiat Gesco S.p.A.	0.553
						Sistemi Sospensioni S.p.A.	0.551
						C.R.F. Società Consortile per Azioni	0.535
						New Holland Kobelco Construction Machinery S.p.A.	0.535
						Fiat Servizi per l`Industria S.c.p.a.	0.503
						Fiat Finance S.p.A.	0.449
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	0.449
						Magneti Marelli Sistemi Elettronici S.p.A.	0.438
						Fidis S.p.A.	0.325
						CNH Italia s.p.a.	0.237
						Automotive Lighting Italia S.p.A.	0.233
						Editrice La Stampa S.p.A.	0.233
						Elasis-Società Consortile per Azioni	0.233
						Ingest Facility S.p.A.	0.233
						Magneti Marelli Sistemi di Scarico S.p.A.	0.218
						Astra Veicoli Industriali S.p.A.	0.103
						Fiat Information & Communication Services società consortile per azioni	0.103
						Savarent Società per Azioni	0.103
						Servizi e Attività Doganali per l`Industria S.p.A.	0.103
						Magneti Marelli Holding S.p.A.	0.091
						Fiat Purchasing Italia S.r.l.	0.063
						Fiat-Revisione Interna S.c.r.l.	0.061
						Iveco Mezzi Speciali S.p.A.	0.061
						Fiat Center Italia S.p.A.	0.045
						Business Solutions S.p.A.	0.040
						eSPIN S.p.A.	0.040
						Fast-Buyer S.p.A.	0.040
						Fiat Media Center S.p.A.	0.039
						Fiat Powertrain Technologies S.p.A.	0.039
						Itedi-Italiana Edizioni S.p.A.	0.039
						Maserati S.p.A.	0.039
						New Business 16 S.p.A.	0.039
						Orione-Consorzio Industriale per la Sicurezza e la Vigilanza	0.039
						PDL Services S.r.l.	0.039
						Risk Management S.p.A.	0.039
						Sisport Fiat S.p.A. - Società sportiva dilettantistica	0.039
						Automotive Lighting Rear Lamps Italia S.p.A.	0.022
						Easy Drive S.r.l.	0.022
						Fiat Attività Immobiliari S.p.A.	0.022
Sisport Fiat S.p.A. - Società sportiva dilettantistica	Turin	Italy	2,720,800	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Associated companies and their subsidiaries consolidated on a line-by-line basis under IFRS
Trucks and Commercial Vehicles
Afin Leasing AG	Vienna	Austria	1,500,000	EUR	40.00	Iveco International Trade Finance S.A.	40,000
Afin Asigurari S.r.l.	Bucharest	Romenia	225,000,000	ROL	40.00	s.c. Afin Romania S.A.	100,000
Afin Bohemia	Prague	Czech Republic	30,000	EUR	40.00	Afin Leasing AG	100,000
Afin Bulgaria EAD	Sofia	Bulgaria	200,000	BGL	40.00	Afin Leasing AG	100,000
Afin Hungary Kereskedelmi KFT.	Budapest	Hungary	24,000,000	HUF	39.83	Afin Leasing AG	99,583
Afin Insurance	Sofia	Bulgaria	5,000	BGL	40.00	Afin Bulgaria EAD	100,000
Afin Slovakia S.R.O.	Bratislava	Slovack Republic	30,000	EUR	40.00	Afin Leasing AG	100,000
AS Afin Baltica	Tallin	Estonia	800,000	EEK	40.00	Afin Leasing AG	100,000
OOO Afin Leasing Vostok	Moscow	Russia	50,000,000	RUR	40.00	Afin Leasing AG	100,000
s.c. Afin Romania S.A.	Bucharest	Romenia	2,063,200,000	ROL	40.00	Afin Leasing AG	100,000
UAB Afin Baltica (Lithuania)	Vilnius	Lithuania	35,000	LTT	40.00	Afin Leasing AG	100,000

Associated companies and their subsidiaries valued at cost
Trucks and Commercial Vehicles
Afin Trade Vostok OOO	Moscow	Russia	345,000	RUR	40.00	Afin Leasing AG	100,000
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Jointly-controlled entities accounted for using the proportional consolidation
Powertrain Technologies
Fiat-GM Powertrain Polska Sp. z o.o.	Bielsko-Biala	Poland	220,100,000	PLN	50.00	Fiat Auto Holdings B.V.	50,000

Jointly-controlled entities accounted for using the equity method
Automobiles
G.E.I.E. Gisevel	Paris	France	15,200	EUR	50.00	Fiat France	50,000
G.E.I.E.-Sevelind	Paris	France	15,200	EUR	50.00	Fiat France	50,000
Nan Jing Fiat Auto Co. Ltd.	Nanjing	People's Rep.of China	1,409,469,782	CNY	50.00	Fiat Auto S.p.A.	50,000
Società Europea Veicoli Leggeri-Sevel S.p.A.	Atessa	Italy	68,640,000	EUR	50.00	Fiat Auto S.p.A.	50,000
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme	Paris	France	80,325,000	EUR	50.00	Fiat France	50,000
Tofas-Turk Otomobil Fabrikasi Tofas A.S.	Levent	Turkey	500,000,000	TRY	37.86	Fiat Auto S.p.A.	37,856
Agricultural and Construction Equipment
CNH de Mexico SA de CV	São Pedro	Mexico	165,276,000	MXN	44.95	CNH Global N.V.	50,000
Consolidated Diesel Company	Whitakers	U.S.A.	100	USD	44.95	CNH Engine Corporation	50,000
L&T-Case Equipment Private Limited	Mumbai	India	240,100,000	INR	44.95	CNH America LLC	50,000
New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	44.95	CNH Global N.V.	50,000
Trucks and Commercial Vehicles
GEIE V.IV.RE	Boulogne	France	0	EUR	50.00	Iveco S.p.A.	50,000
Haveco Automotive Transmission Co. Ltd.	Zhajiang	People's Rep.of China	200,010,000	CNY	33.33	Iveco S.p.A.	33,333
Iveco Fiat - Oto Melara Società consortile r.l.	Rome	Italy	40,000	EUR	50.00	Iveco S.p.A.	50,000
Naveco Ltd.	Nanjing	People's Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50,000
Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	9,315,500	EUR	50.00	Iveco S.p.A.	50,000
V.IVE.RE Gruppo Europeo di Interesse Economico	Turin	Italy	0	EUR	50.00	Iveco S.p.A.	50,000
Components
Gestamp Marelli Autochasis S.L.	Barcelona	Spain	2,000,000	EUR	50.00	Sistemi Sospensioni S.p.A.	50,000
Metallurgical Products
Hua Dong Teksid Automotive Foundry Co. Ltd.	Zhenjiang-Jangsu	People's Rep.of China	306,688,237	CNY	42.40	Teksid S.p.A.	50,000
Services
Global Value Soluçoes Ltda	Nova Lima	Brazil	2,000	BRL	50.00	Fiat do Brasil S.A.	50,000
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Subsidiaries accounted for using the equity method
Automobiles
Alfa Romeo Inc.	Orlando	U.S.A.	3,000,000	USD	100.00	Fiat Auto S.p.A.	100,000
Alfa Romeo Motors Ltd.	Bangkok	Thailand	160,000,000	THB	100.00	Fiat Auto S.p.A.	99,999
Auto Italia Erfurt GmbH in liquidation	Erfurt	Germany	2,985,000	EUR	100.00	Fiat Automobil Vertriebs GmbH	100,000
F.A. Austria Commerz GmbH	Vienna	Austria	37,000	EUR	100.00	Fiat Auto (Suisse) S.A.	100,000
Fiat Auto Egypt Industrial Company SAE	Giza	Egypt	50,000,000	EGP	80.40	Fiat Auto S.p.A.	80,400
Fiat Auto Egypt S.A.E.	Giza	Egypt	5,000,000	EGP	79.60	Fiat Auto Egypt Industrial Company SAE	99,000
Fiat Auto S.A. de Ahorro para Fines Determinados	Buenos Aires	Argentina	24,535,149	ARS	100.00	Fiat Auto Argentina S.A.	100,000
Fiat Auto Thailand Pvt. Ltd.	Bangkok	Thailand	276,000,000	THB	100.00	Fiat Auto S.p.A.	100,000
Italcar SA	Casablanca	Morocco	28,000,000	MAD	99.94	Fiat Auto Maroc S.A.	99,986
Sirio Polska Sp. z o.o.	Bielsko-Biala	Poland	1,350,000	PLN	100.00	Fiat Auto Poland S.A.	99,963
Zao Zernoproductpromsnabmechanizatsija	Nizhnjy Novgorod	Russia	24,660,000	RUR	73.14	Fiat Polska Sp. z o.o.	0.037
						Fiat Auto S.p.A.	73,139	73,127
Agricultural and Construction Equipment
Farmers New Holland Inc.	Wilmington	U.S.A.	650,000	USD	89.89	CNH America LLC	100,000
Medicine Hat New Holland Ltd.	Ottawa	Canada	926.783	CAD	71.74	CNH Canada, Ltd.	79,800
Memphis New Holland Inc.	Wilmington	U.S.A.	487,600	USD	86.96	CNH America LLC	96,739
Northside New Holland Inc.	Wilmington	U.S.A.	250,000	USD	74.14	CNH America LLC	82,480
Ridgeview New Holland Inc.	Wilmington	U.S.A.	440,000	USD	57.35	CNH America LLC	63,795
Southside New Holland Tractor & Equipment, Inc.	Wilmington	U.S.A.	325,000	USD	89.89	CNH America LLC	100,000
Sunrise Tractor & Equipment Inc.	Wilmington	U.S.A.	875,000	USD	72.47	CNH America LLC	80,617
Tri-County New Holland Inc.	Wilmington	U.S.A.	400,000	USD	89.89	CNH America LLC	100,000
Trucks and Commercial Vehicles
Altra S.p.A.	Genoa	Italy	516,400	EUR	66.67	Iveco S.p.A.	66,670
F. Pegaso S.A.	Madrid	Spain	993.045	EUR	100.00	Iveco Espana S.L.	100,000
Financière Pegaso France S.A.	Trappes	France	260.832	EUR	100.00	Iveco Espana S.L.	100,000
Iveco Colombia Ltda.	Santa Fe' de Bogota	Colombia	2,870,909,000	COP	100.00	Iveco Venezuela C.A.	99,974
						Iveco Latin America Ltda	0.026
Iveco Plan S.A. de Ahorro para fines determinados	Buenos Aires	Argentina	153,000	ARS	100.00	Iveco Argentina S.A.	99,600
						Fiat Argentina S.A.	0.400
Iveco S.P.R.L.	Kinshasa	Congo (Dem.Rep.Congo)	340,235,000	CDF	100.00	Iveco S.p.A.	99,992
						Astra Veicoli Industriali S.p.A.	0.008
Components
Cofap Fabricadora de Pecas Ltda	Santo Andre	Brazil	62,838,291	BRL	68.26	Magneti Marelli do Brasil Industria e Comercio SA	68,350
Seima Italiana Auto Svet	Krasnig Oktjabr Kirz	Russia	14,574,000	RUR	99.99	Automotive Lighting o.o.o.	100,000
Production Systems
Comau AGS S.p.A.	Grugliasco	Italy	1,000,000	EUR	100.00	Comau S.p.A.	100,000
Comau Belgium N.V.	Zedelgem	Belgium	175,000	EUR	100.00	Comau S.p.A.	99,900
						Comau France S.A.	0.100
Comau Service U.K. Ltd	Watford	United Kingdom	260,000	GBP	100.00	Comau S.p.A.	100,000
Services
Cromos Consulenza e Formazione S.r.l. in liquidation	Turin	Italy	13,000	EUR	76.00	Business Solutions S.p.A.	76,000
Holding companies and Other companies
Centro Studi sui Sistemi di Trasporto-CSST S.p.A.	Turin	Italy	520,000	EUR	89.81	Fiat Auto S.p.A.	49,000
						Iveco S.p.A.	30,000
						C.R.F. Società Consortile per Azioni	11,000
European Engine Alliance EEIG	Basildon	United Kingdom	0	GBP	63.30	CNH U.K. Limited	33,333
						Iveco S.p.A.	33,333
Fiat (China) Business Co., Ltd.	Beijing	People's Rep.of China	500,000	USD	100.00	Fiat Partecipazioni S.p.A.	100,000
Fiat Russia OOO	Moscow	Russia	18,509,050	RUR	100.00	Fiat Partecipazioni S.p.A.	80,000
						Fiat Attività Immobiliari S.p.A.	20,000
Isvor Dealernet S.r.l. in liquidation	Turin	Italy	10,000	EUR	98.66	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	80,000
						Fiat Auto S.p.A.	20,000
SGR-Sociedad para la Gestion de Riesgos S.A.	Buenos Aires	Argentina	10,000	ARS	99.96	Rimaco S.A.	99,960
Sistemi Ambientali S.p.A. in liquidation	Rivoli	Italy	9,544,080	EUR	99.79	Fiat Partecipazioni S.p.A.	99,785
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Subsidiaries valued at cost
Automobiles
Dancar Technic S.A.	Drogenbos	Belgium	123.947	EUR	100.00	Italian Automotive Center S.A.	100,000
Fiat Auto Espana Marketing Instituto Agrupacion de Interes Economico	Alcalá De Henares	Spain	30.051	EUR	95.00	Fiat Auto España S.A.	95,000
Fiat Auto Marketing Institute (Portugal) ACE	Alges	Portugal	15,000	EUR	80.00	Fiat Auto Portuguesa S.A.	80,000
New Business 16 S.p.A.	Chivasso	Italy	1,500,000	EUR	100.00	Fiat Auto S.p.A.	100,000
Nuove Iniziative Finanziarie 2 S.r.l.	Turin	Italy	25,000	EUR	100.00	Fiat Auto S.p.A.	99,000
						Fidis S.p.A.	1,000
Powertrain India Pvt. Ltd. in liquidation	Mumbai	India	101,000	INR	100.00	Fiat India Automobiles Private Limited	100,000
Soliac S.A.	Thorembais-Saint-Trond	Belgium	62,000	EUR	100.00	Italian Automotive Center S.A.	100,000	0.000
Ferrari
Nuova Immobiliare Quattro S.r.l.	Turin	Italy	50,000	EUR	56.44	Ferrari S.p.A.	100,000
Scuderia Ferrari Club S.c. a r.l.	Maranello	Italy	105,000	EUR	54.72	Ferrari S.p.A.	96,952
Agricultural and Construction Equipment
Case Credit Wholesale Pty. Limited	St. Marys	Australia	347,750	AUD	89.89	CNH Australia Pty Limited	100,000
Fermec North America Inc.	Wilmington	U.S.A.	5	USD	89.89	CNH America LLC	100,000
International Harvester Company	Wilmington	U.S.A.	1,000	USD	89.89	CNH America LLC	100,000
J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	89.89	Case United Kingdom Limited	100,000
Powertrain Technologies
Milantech S.R.L.	Cusago	Italy	100,000	EUR	100.00	Fiat Powertrain Italia S.r.l.	100,000
Trucks and Commercial Vehicles
Consorzio per la Formazione Commerciale Iveco-Coforma	Turin	Italy	51.646	EUR	59.83	Iveco S.p.A.	50,000
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	10,000
Iran Magirus-Deutz	Teheran	Iran	180,000,000	IRR	100.00	Iveco Magirus AG	100,000
Irisbus North America Limited Liability Company	Las Vegas	U.S.A.	20,000	USD	100.00	Iveco France S.A.	100,000
Iveco Defence Vehicles S.p.A.	Bolzano	Italy	100,000	EUR	100.00	Iveco S.p.A.	100,000
Iveco Motors of China Limited	Shanghai	People's Rep.of China	300,000	USD	100.00	Iveco S.p.A.	100,000
M.R. Fire Fighting International S.A.	Brasov	Romenia	35,000,000	RON	75.88	Iveco Magirus Brandschutztechnik GmbH	74,000
						Brandschutztechnik Gorlitz GmbH	1,000
						Iveco Eurofire (Holding) GmbH	1,000
Components
Automotive Lighting Japan K.K.	KohoKu-Ku-Yokohama	Japan	10,000,000	JPY	99.99	Automotive Lighting Reutlingen GmbH	100,000
Magneti Marelli Automotive Components (India) Limited	Pune	India	125,000,000	INR	99.99	Magneti Marelli Components B.V. in liquidation	100,000
Magneti Marelli Electronic Systems (Asia) Limited	Hong Kong	People's Rep.of China	10,000	HKD	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	99,990
						Magneti Marelli France S.a.s.	0.010
Magneti Marelli Racing Ltd	Basildon	United Kingdom	10,000	GBP	99.99	Magneti Marelli Holding S.p.A.	100,000
Magneti Marelli Suspension Systems Bielsko Sp. z.o.o.	Bielsko-Biala	Poland	50,000	PLN	99.99	Magneti Marelli Suspension Systems Poland Sp. z o.o.	99,990
						Fiat Polska Sp. z o.o.	0.010
Yorka Northamerica Corp.	Southfield	U.S.A.	10,000	USD	99.99	Yorka de Mexico S.r.l. de CV	100,000
Production Systems
Comau (Shanghai) International Trading Co. Ltd.	Shanghai	People's Rep.of China	200,000	USD	100.00	Comau S.p.A.	100,000
Comau U.K. Limited	Telford	United Kingdom	2,500	GBP	100.00	Comau S.p.A.	100,000
Consorzio Fermag in liquidation	Milan	Italy	144.608	EUR	68.00	Comau S.p.A.	68,000
Synesis	Modugno	Italy	20,000	EUR	75.00	Comau S.p.A.	75,000
Services
CONSORZIO SERMAGEST - Servizi Manutentivi Gestionali	Turin	Italy	16.108	EUR	60.00	Ingest Facility S.p.A.	60,000
Fiat Common Investment Fund Limited	London	United Kingdom	2	GBP	100.00	Fiat U.K. Limited	100,000
PDL Services S.r.l.	Turin	Italy	105,000	EUR	100.00	Business Solutions S.p.A.	100,000
Holding companies and Other companies
Fast Buyer Middle East A.S.	Bursa	Turkey	95,000,000,000	TRY	98.80	Fast-Buyer S.p.A.	98,800
Fiat Gra.De EEIG	Watford	United Kingdom	0	GBP	97.51	Fiat Auto S.p.A.	46,000
						CNH Global N.V.	23,000
						Fiat Netherlands Holding N.V.	23,000
						Business Solutions S.p.A.	2,000
						Fiat S.p.A.	2,000
						Comau S.p.A.	1,000
						C.R.F. Società Consortile per Azioni	1,000
						Magneti Marelli Holding S.p.A.	1,000
						Teksid S.p.A.	1,000
Fiat Media Center S.p.A.	Turin	Italy	219.756	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Fiat Oriente S.A.E. in liquidation	Cairo	Egypt	50,000	EGP	100.00	Fiat Partecipazioni S.p.A.	100,000
Fides Corretagens de Securos Ltda	Nova Lima	Brazil	365.525	BRL	100.00	Rimaco S.A.	99,998
Isvor Fiat India Private Ltd. in liquidation	New Delhi	India	1,750,000	INR	98.33	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	100,000
New Business 18 S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
New Business 19 S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
New Business 20 S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Nuova Immobiliare Cinque S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Nuova Immobiliare nove S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Nuova Immobiliare Otto S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Nuova Immobiliare Tre S.p.A.	Turin	Italy	120,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Nuove Iniziative Finanziarie 4 S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100,000
Subsidiaries valued at cost (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Orione-Consorzio Industriale per la Sicurezza e la Vigilanza	Turin	Italy	26,605	EUR	94.94	Fiat S.p.A.	81198
						Editrice La Stampa S.p.A.	1980
						Fiat Auto S.p.A.	1980
						Fiat Partecipazioni S.p.A.	1980
						CNH Italia s.p.a.	0.6875
						Comau S.p.A.	0.6875
						Fiat Finance S.p.A.	0.6875
						Fiat Gesco S.p.A.	0.6875
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	0.6875
						Iveco S.p.A.	0.6875
						Leasys S.p.A.	0.6875
						Magneti Marelli Holding S.p.A.	0.6875
						Sisport Fiat S.p.A. - Società sportiva dilettantistica	0.6875
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Associated companies accounted for using the equity method
Automobiles
Fidis Bank G.m.b.H.	Vienna	Austria	4,740,000	EUR	50.00	Fiat Auto S.p.A.	50,000
Fidis Retail Italia S.p.A.	Turin	Italy	672,076,000	EUR	49.00	Fiat Auto S.p.A.	49,000
Targasys S.r.l.	Turin	Italy	4,322,040	EUR	40.00	Fidis S.p.A.	40,000
Ferrari
Ferrari Maserati Cars International Trading (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	3,000,000	USD	22.57	Ferrari S.p.A.	40,000
Agricultural and Construction Equipment
Al-Ghazi Tractors Ltd	Karachi	Pakistan	214,682,226	PKR	38.81	CNH Global N.V.	43,169
CNH Capital Europe S.a.S.	Puteaux	France	88,482,297	EUR	44.86	CNH Global N.V.	49,900
CNH Servicios Comerciales, S.A. de C.V.	São Pedro	Mexico	50,000,000	MXN	44.05	CNH Global N.V.	49,000
Employers Health Initiatives LLC	Wilmington	U.S.A.	0	USD	44.95	CNH America LLC	50,000
Kobelco Construction Machinery Co. Ltd.	Tokyo	Japan	16,000,000,000	JPY	17.98	CNH Global N.V.	20,000
LBX Company LLC	Wilmington	U.S.A.	0	USD	44.95	Case LBX Holdings Inc.	50,000
Megavolt L.P. L.L.L.P.	Wilmington	U.S.A.	500,000	USD	35.96	CNH America LLC	40,000
New Holland Finance Ltd	Basingstoke	United Kingdom	2,900,001	GBP	44.05	CNH Global N.V.	49,000
New Holland Trakmak Traktor A.S.	Izmir	Turkey	800,000	TRY	33.71	CNH Global N.V.	37,500
Rathell Farm Equipment Company Inc.	Wilmington	U.S.A.	640,000	USD	38.89	CNH America LLC	43,266
Turk Traktor Ve Ziraat Makineleri A.S.	Ankara	Turkey	47,000,000	TRY	33.71	CNH Global N.V.	37,500
Powertrain Technologies
Powertrain Industrial Services S.C.R.L. in liquidation	Turin	Italy	100,000	EUR	50.00	Fiat Powertrain Italia S.r.l.	24,000
						FMA - Fabbrica Motori Automobilistici S.r.l.	22.000
						Fiat Automoveis S.A. - FIASA	2,000
						Fiat Auto Holdings B.V.	1,000
						Powertrain Mekanik Sanayi ve Ticaret Limited Sirketi	1,000
Trucks and Commercial Vehicles
Closed Joint Stock Company "AUTO-MS"	Zaporozhye	Ukraine	26,568,000	UAH	38.62	Iveco S.p.A.	38,618
Iveco Finance Holdings Limited	Basingstoke	United Kingdom	1,000	EUR	49.00	Iveco Partecipazioni Finanziarie S.r.l.	49,000
Iveco Uralaz Ltd.	Miass	Russia	65,255,056	RUR	33.33	Iveco S.p.A.	33,330
Machen-Iveco Holding S.A.	Luxembourg	Luxembourg	26,000,000	GBP	30.00	Iveco S.p.A.	30,000
Otoyol Sanayi A.S.	Samandira-Kartal/Istanbul	Turkey	52,674,386	TRY	27.00	Iveco S.p.A.	27,000
Metallurgical Products
Société Bretonne de Fonderie et de Mécanique S.A.	Caudan	France	13,440,830	EUR	34.32	Teksid S.p.A.	40,479
Production Systems
Gonzalez Production Systems Inc.	Pontiac	U.S.A.	10,000	USD	49.00	Comau Pico Holdings Corporation	49,000
G.P. Properties I L.L.C.	Pontiac	U.S.A.	10,000	USD	49.00	Comau Pico Holdings Corporation	49,000
Services
Servizio Titoli S.p.A.	Turin	Italy	126,000	EUR	27.24	Business Solutions S.p.A.	27,238
Publishing and Communications
Editalia S.r.l.	Caserta	Italy	2,868,918	EUR	45.00	Editrice La Stampa S.p.A.	45,000
Edizioni Dost S.r.l.	Bologna	Italy	1,042,914	EUR	40.00	Editrice La Stampa S.p.A.	40,000
Società Editrice Mercantile S.r.l.	Genoa	Italy	4,247,000	EUR	40.00	Editrice La Stampa S.p.A.	40,000
To-dis S.r.l. a socio unico	Turin	Italy	510,000	EUR	45.00	Editrice La Stampa S.p.A.	45,000
Holding companies and Other companies
Livingstone Motor Assemblers Ltd.	Livingstone	Zambia	20,000,000	ZMK	20.00	Fiat Partecipazioni S.p.A.	20,000
Lombard Bank Malta PLC	Valletta	Malta	2,025,949	MTL	26.53	BUC - Banca Unione di Credito	26,530
Rizzoli Corriere della Sera MediaGroup S.p.A.	Milan	Italy	762,019,050	EUR	9.90	Fiat Partecipazioni S.p.A.	9,895	10,291
WorkNet S.p.A.	Milan	Italy	1,000,000	EUR	35.00	Fiat Partecipazioni S.p.A.	35,000
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Associated companies valued at cost
Automobiles
Car City Club S.r.l.	Turin	Italy	200,000	EUR	33.00	Savarent Società per Azioni	33,000
Consorzio per la Reindustrializzazione Area di Arese S.r.l. in liquidation	Arese	Italy	1,020,000	EUR	30.00	Fiat Auto S.p.A.	30,000
Fabrication Automobiles de Tiaret SpA	Wilaya de Tiaret	Algeria	1,225,000,000	DZD	36.57	Fiat Auto S.p.A.	36,571
Fidis Rent GmbH	Frankfurt	Germany	50,000	EUR	49.00	Fiat Handlerservice GmbH	49,000
Ferrari
Iniziativa Fiorano S.r.l.	Modena	Italy	90,000	EUR	18.81	Ferrari S.p.A.	33,333
Agricultural and Construction Equipment
Nido Industria Vallesina	Ancona	Italy	53.903	EUR	34.81	CNH Italia s.p.a.	38,728
Trucks and Commercial Vehicles
Sotra S.A.	Abidijan	Ivory Coast	3,000,000,000	XAF	39.80	Iveco France S.A.	39,800
Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25,000
Zastava-Kamioni D.O.O.	Kragujevac	Serbia	1,673,505,893	YUM	33.68	Iveco S.p.A.	33,677
Components
Flexider S.p.A.	Turin	Italy	4,131,655	EUR	25.00	Magneti Marelli Holding S.p.A.	25,000
Mars Seal Private Limited	Mumbai	India	400,000	INR	24.00	Magneti Marelli France S.a.s.	24,000
Matay Otomotiv Yan Sanay Ve Ticaret A.S.	Istanbul	Turkey	2,400,000,000,000	TRY	28.00	Magneti Marelli Holding S.p.A.	28,000
M.I.P.-Master Imprese Politecnico	Milan	Italy	20.658	EUR	50.00	Magneti Marelli Holding S.p.A.	50,000
Production Systems
Consorzio Generazione Forme-CO.GE.F.	San Mauro Torinese	Italy	15.494	EUR	33.33	Comau S.p.A.	33,333
Services
S.I.MA.GEST2 Società Consortile a Responsabilità Limitata	Zola Predosa	Italy	50,000	EUR	30.00	Ingest Facility S.p.A.	30,000
Società Cooperativa Delta Più r.l. in liquidation	Trieste	Italy	44.865	EUR	34.96	Cromos Consulenza e Formazione S.r.l. in liquidation	46,000
Publishing and Communications
Le Monde Europe S.A.	Paris	France	3,658,800	EUR	48.45	La Stampa Europe SAS	48,450
Le Monde Presse S.A.S.	Paris	France	7,327,930	EUR	27.28	La Stampa Europe SAS	27,277
Holding companies and Other companies
Agenzia Internazionalizzazione Imprese Torino S.r.l. in liquidation	Turin	Italy	102,000	EUR	35.00	Fiat Partecipazioni S.p.A.	35,000
Alcmena S.a.r.l.	Luxembourg	Luxembourg	5,000,000	EUR	20.00	BUC - Banca Unione di Credito	20,000
Ascai Servizi S.r.l. in liquidation	Rome	Italy	73.337	EUR	25.54	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	25,970
Ciosa S.p.A. in liquidation	Milan	Italy	516	EUR	25.00	Fiat Partecipazioni S.p.A.	25,000
Concordia Finance S.A.	Luxembourg	Luxembourg	13,137,000	EUR	29.46	Fiat Netherlands Holding N.V.	29,459
CONFORM - Consorzio Formazione Manageriale	Avellino	Italy	51,600	EUR	34.42	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	35,000
Consorzio Parco Industriale di Chivasso	Chivasso	Italy	51,650	EUR	27.40	Fiat Partecipazioni S.p.A.	23,100
						New Business 16 S.p.A.	4,298
Consorzio per lo Sviluppo delle Aziende Fornitrici in liquidation	Turin	Italy	241.961	EUR	30.94	CNH Italia s.p.a.	10,672
						Fiat Auto S.p.A.	10,672
						Iveco S.p.A.	10,672
Consorzio Prode	Naples	Italy	51.644	EUR	34.42	Elasis-Società Consortile per Azioni	35,000
Consorzio Scire	Pomigliano d'Arco	Italy	51.644	EUR	49.18	Elasis-Società Consortile per Azioni	50,000
Consorzio Scuola Superiore per l'Alta Formazione Universitaria Federico II	Naples	Italy	127,500	EUR	19.67	Elasis-Società Consortile per Azioni	20,000
Expo 2000 - S.p.A.	Turin	Italy	1,706,230	EUR	24.50	Fiat Partecipazioni S.p.A.	24,498
FMA-Consultoria e Negocios Ltda	São Paulo	Brazil	1	BRL	50.00	Fiat do Brasil S.A.	50,000
Immobiliare Novoli S.p.A.	Florence	Italy	20,640,000	EUR	40.00	Fiat Partecipazioni S.p.A.	40,000
Interfinanziaria S.A.	Paradiso	Switzerland	1,000,000	CHF	33.33	IHF-Internazionale Holding Fiat S.A.	33,330
MB Venture Capital Fund I N.V.	Amsterdam	Netherlands	50,000	EUR	45.00	Fiat Partecipazioni S.p.A.	45,000
Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	20.27	Ferrari S.p.A.	16,364
						CNH Italia s.p.a.	12,273
Tecnologie per il Calcolo Numerico-Centro Superiore di Formazione S.c. a r.l.	Trento	Italy	100,000	EUR	24.57	C.R.F. Società Consortile per Azioni	25,000
Zetesis S.p.A.	Milan	Italy	283,150	EUR	40.00	Fiat Partecipazioni S.p.A.	40,000
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Other companies valued at cost
Agricultural and Construction Equipment
Polagris S.A.	Pikieliszki	Lithuania	1,133,400	LTT	9.94	CNH Polska Sp. z o.o.	11,054
Trucks and Commercial Vehicles
Consorzio Bolzano Energia	Bolzano	Italy	12,000	EUR	16.67	Iveco S.p.A.	16,667
Consorzio Spike	Genoa	Italy	90,380	EUR	15.00	Iveco S.p.A.	15,000
Services
H.R.O. Polska Sp. z o.o.	Bielsko-Biala	Poland	400,000	PLN	18.00	Business Solutions Polska Sp. z o.o.	18,000
Holding companies and Other companies
Centro di Eccellenza su Metodi e Sistemi per le Aziende Competitive	Fisciano	Italy	225,000	EUR	15.74	Elasis-Società Consortile per Azioni	16,000
Consorzio Lingotto	Turin	Italy	9.612	EUR	16.90	Fiat Attività Immobiliari S.p.A.	11,500
						Fiat S.p.A.	5,400
Consorzio Technapoli	Naples	Italy	1,626,855	EUR	10.93	Elasis-Società Consortile per Azioni	11,110
Ercole Marelli & C. S.p.A. in liquidation	Milan	Italy	9,633,000	EUR	13.00	Fiat Partecipazioni S.p.A.	13,000
Euromedia Luxembourg One S.A. in liquidation	Luxembourg	Luxembourg	44,887,500	USD	14.29	Fiat Netherlands Holding N.V.	14,286
Fin.Priv. S.r.l.	Milan	Italy	20,000	EUR	14.29	Fiat S.p.A.	14,285
Sorore Ricerche per Santa Maria della Scala	Siena	Italy	9.296	EUR	16.66	Fiat Partecipazioni S.p.A.	16,663
Torino Zerocinque Investment S.p.A.	Milan	Italy	2,755,000	EUR	17.62	Fiat Partecipazioni S.p.A.	17,620
Torino Zerocinque Trading S.p.A.	Milan	Italy	2,425,000	EUR	15.04	Fiat Partecipazioni S.p.A.	15,040

Fiat S.p.A.	Financial Review and Financial Statements at June 30, 2006

Fiat S.p.A.
Registered Office: Via Nizza 250, Turin
Paid-in capital: 6,377,257,130 euros
Entered in the Turin Company Register
Fiscal Code: 00469580013

FINANCIAL REVIEW OF FIAT S.p.A.

The financial statements of the Parent Company Fiat S.p.A. at June 30, 2006, as illustrated on the following pages, have been prepared in accordance with Consob Regulation No. 11971 of May 14, 1999, as amended.

The accounting standards and policies used in the preparation of these financial statements are the same as those that will be used to prepare the statutory financial statements at December 31, 2006, to the extent that they are compatible. Following the coming into force of European Regulation No. 1606 of July 19, 2002 and the national laws implementing that Regulation, starting from January 1, 2006, Fiat S.p.A. adopted International Financial Reporting Standards (IFRS) in the preparation of its statutory financial statements. Consequently, the data for the first half of 2006, with comparative figures for the previous fiscal year, are presented in accordance with IFRS. For more information on these accounting standards and the effects of their adoption on the figures published in 2005 in accordance with Italian accounting principles, reference should be made to the specific Appendix on the following pages.

Highlights of the financial statements of the Parent Company Fiat S.p.A. at June 30, 2006 are illustrated and commented on as follows.

Operating performance

The Parent Company Income Statement for the first half of 2006 shows net income of 273 million euros, 250 million euros less than in the corresponding period of 2005, which included non-recurring income of 856 million euros.

The breakdown of net income is as follows:

(in millions of euros)	1st Half 2006	1st Half 2005
Investment income	256	(223)
- Dividends - (Impairment charges) Reversals on investments - Gains (losses) on disposals	348 (92) -	- (222) (1)
Personnel and operating costs net of other revenues	(33)	(48)
Unusual income (expenses)	-	1.134
Financial income (expenses)	51	(63)
Income taxes	(1)	(277)
Net income for the period	273	523

Investment income totalled 256 million euros, compared with net expenses of 223 million euros in the first half of 2005 and consisted of dividends received during the period net of impairment charges on investments, as follows:

•
Dividends totalled 348 million euros and regarded the dividends received from the subsidiaries IHF - Internazionale Holding Fiat S.A. (259 million euros), Fiat Finance S.p.A. (75 million euros), and other companies. No dividends were received during the same period of 2005.

•
The balance of (Impairment charges) Reversals on investments led to net expenses of 92 million euros. This result stemmed from the impairment charge on the investment in Fiat Partecipazioni S.p.A. mainly due to the losses reported for the period by its subsidiaries Fiat Auto Holdings B.V. and Maserati S.p.A. In the first half of 2005, net impairment charges on investments totalled 222 million euros, and referred to Fiat Partecipazioni S.p.A. (321 million euros, caused by the losses of Fiat Auto Holdings B.V. and its subsidiaries) and Business Solutions S.p.A. (44 million euros), net of the partial restoration of the carrying value of the investments in Fiat Netherlands Holding N.V. (89 million euros following the operating profits reported by the subsidiaries CNH and Iveco) and Magneti Marelli Holding S.p.A. (54 million euros).

•
No Gains (losses) on the disposal of investments were reported during the period, while the value reported in the first half of 2005 referred to the settlement of the price adjustment relating to the sale of minor investments in the previous year.

Personnel and operating costs net of other revenues totalled 33 million euros, compared with 48 million euros in the first half of 2005.

Specifically:
▪
Personnel and operating costs, totalling 73 million euros, comprised 22 million euros in personnel costs and 51 million euros in other operating costs, which include the costs for services, amortisation and depreciation, and other operating costs. These costs decreased as a whole by 15 million euros from the first half of 2005, with 11 million euros attributable to lower personnel costs (of which 6 million euros for lower restructuring costs) and 4 million euros for reduced services costs.The average headcount was 137 employees, compared with an average of 125 employees in the first half of 2005.

▪
Other revenues, totalling 40 million euros, principally refer to the change in contract work in progress (agreements between Fiat S.p.A. and Treno Alta Velocità - T.A.V. S.p.A.), which is measured by applying the percentage stage of completion to the total contractual value of the works, to royalties for the use of the Fiat trademark, calculated as a percentage of the revenues generated by the Group companies that make use of it, and the services of executives at the principal companies of the Group. These were consistent overall with those for the first half of 2005.

No Unusual income (expenses) were reported during the period. In the first half of 2005, a gain of 1,134 million euros (net of related costs) was recorded on the transaction regarding the termination of the Master Agreement with General Motors.

The balance of Financial income (expenses) led to net income of 51 million euros, thanks principally to the interest income accrued on the financial assets held for most of the period.
In the first half of 2005, there were net expenses of 63 million euros, arising from the interest expenses connected with the Mandatory Convertible Facility.

Income taxes totalled 1 million euros and refer to current income taxes (IRAP) allocable to the period. In the first half of 2005, income taxes totalled 277 million euros and consisted of the realisation of deferred tax assets of that amount, recognised in the financial statements for the year ended December 31, 2004 in relation to the settlement subsequently made with General Motors for the termination of the Master Agreement.

Net income for the first half of 2006 amounted to 273 million euros (523 million euros in the first half of 2005). Net income at year end is expected not to be lower than the one posted in the first half.

Balance sheet

Highlights of the Parent Company Balance Sheet are illustrated in the following table:
(in millions of euros)	At June 30, 2006	At December 31, 2005
Non-current assets of which: Investments	11,231 11,180	5,168 5,118
Working capital	204	298
Total net invested capital	11,435	5,466
Stockholders’ equity	8,250	7,985
Net debt (liquid funds)	3,185	(2,519)

Non-current assets mainly comprised controlling investments in the most important companies of the Group.

The net increase of 6,062 million euros in investments over December 31, 2005 stems almost entirely from recapitalisations carried out in May 2006 of the subsidiaries Fiat Partecipazioni S.p.A. (for 6,000 million euros) and Fiat Netherlands Holding N.V. (for 121 million euros) in order to restore the internal financial equilibrium of the Group and to cover previous losses, and purchases of Ferrari S.p.A. shares (for 27 million euros) and minor investments, net of the 92 million euro reduction for the previously described impairment charges.

Working capital, which totalled 204 million euros, consists of inventories net of advances received, trade, tax and employee receivables/payables, and provisions. The 94 million euro decrease over December 31, 2005 is mainly due to the refund of VAT receivables by the Tax Authorities, partially offset by the increase in trade receivables.

Stockholders’ equity at June 30, 2006 totalled 8,250 million euros, reflecting a net increase of 265 million euros over December 31, 2005 as a consequence of the positive result for the period net of other minor changes.

For a more complete analysis of the changes in stockholders’ equity, reference should be made to the specific table set out on the following pages as part of the financial statements relevant of the Parent Company Fiat S.p.A.

Net debt totalled 3,185 million euros at June 30, 2006, compared with net liquid funds of 2,519 million euros at December 31, 2005. Use of the liquid funds outstanding at the beginning of the year together with the accumulation of debt over the period are the consequence of the previously mentioned recapitalisations of subsidiaries. The breakdown of net debt is illustrated in the following table.

(in millions of euros)	At June 30, 2006	At December 31, 2005
Financial receivables, cash, and cash equivalent	(41)	(3,076)
Current financial payables	426	557
Non-current financial payables	2,800	-
Net debt (net liquid funds)	3,185	(2,519)

Current financial payables consist of payables to factoring companies for advances on receivables and the overdraft with the subsidiary Fiat Finance S.p.A. Non-current financial payables consist of loans due in 2010-2013, granted by the subsidiary Fiat Finance S.p.A. at market rates as part of the recapitalisation of subsidiaries discussed above.
At December 31, 2005, financial receivables related to short-term financing of 2,700 million euros granted to the subsidiary Fiat Finance S.p.A. (formerly Fiat Ge.Va. S.p.A.) due in 2006 and cash deposited on the current account held with that company.

For a more complete analysis of cash flows, reference should be made to the statement of cash flows set out on the following pages as part of the financial statements of the Parent Company Fiat S.p.A.

Balance sheet
(in millions of euros)
	At June 30, 2006	At December 31, 2005
ASSETS
Non-current assets
Intangible assets	-	-
Property, plant and equipment	39	40
Investments	11,180	5,118
Other financial assets	-	-
Other non-current assets	12	10
Total Non-current assets	11,231	5,168
Current assets
Inventories	-	-
Trade receivables	414	216
Current financial receivables	41	3,075
Tax receivables	425	658
Other current receivables	77	138
Cash and cash equivalents	-	-
Accrued income and prepaid expenses	6	4
Total Current assets	963	4,091
Assets held for sale	-	-
TOTAL ASSETS	12,194	9,259
STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity
Capital stock	6,377	6,377
Additional paid-in capital	1,541	682
Reserve per law no. 413/1991	23	23
Legal reserve	447	447
Reserve for treasury stock in portfolio	28	28
Extraordinary reserve	-	-
Retained earnings (losses)	(553)	(811)	(a)
Treasury stock	(28)	(28)
Gains (losses) recognised directly in equity	123	134
Stock option reserve	19	16
Net result for the period	273	1,117	(b)
Total Stockholders' equity	8,250	7,985
Non-current liabilities
Provisions for employee benefits and other non-current provisions	23	29
Non-current financial payables	2,800	-
Other non-current liabilities	27	21
Total Non-current liabilities	2,850	50
Current liabilities
Provisions for employee benefits and other current provisions	28	31
Trade payables	424	385
Current financial payables	426	557
Advances	15	22
Other payables	198	226
Tax payables	3	3
Accrued expenses and deferred income	-	-
Total Current liabilities	1,094	1,224
Liabilities held for sale	-	-
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	12,194	9,259

(a) Consists of 949 million euros of losses brought forward under Italian accounting principles, net of 138 million euros of profits brought forward resulting from the first-time adoption of IFRS.
(b) Includes 859 million euros paid in by stockholders as share premium on the increase in capital stock resulting from the conversion of the Convertible Facility, recognized directly in "Additional paid-in capital" in the 2005 financial statements prepared in accordance with Italian accounting principles.

Income statement
(in millions of euros)

2005		First half 2006	First half 2005
8	Dividends and other income from investments	348	-
(431)	(Impairment charges) Reversals on investments	(92)	(222)
(1)	Gains (losses) on the disposal of investments	-	(1)
73	Other operating revenues	40	41
(60)	Personnel costs	(22)	(33)
(121)	Other operating costs	(51)	(56)
1,133	Unusual income (expenses)	-	1,134
(63)	Financial income (expenses)	51	(63)
858	Unusual financial income	-	-
1,396	Result before taxes	274	800
279	Income taxes	1	277
1,117	Result from continuing operations	273	523
-	Result from discontinued operations	-	-
1,117	Net result for the period	273	523

	Statement of cash flows
	(in millions of euros)
		First half 2006	First half 2005
A)	Cash and cash equivalents at beginning of period		-
B)	Cash flows from (used in) operating activities during the period:
	Net result for the period	273	523
	Amortization and depreciation	1	1
	Non-monetary stock option costs	3	5
	Impairment charges (reversals) on investments	92	222
	Change in provisions for employee benefits and other provisions	(9)	(4)
	Change in deferred taxes	-	277
	Change in working capital	101	95
	Total	461	1,119
C)	Cash flows from (used in) investment activities:
	Investments:
	Recapitalization of subsidiaries	(6,121)	(23)
	Acquisitions	(44)	-
	Other changes	-	1
	Total	(6,165)	(22)
D)	Cash flows from (used in) financing activities:
	Change in current financial receivables	3,035	(1,001)
	Change in non-current financial payables	2,800	-
	Change in current financial payables	(131)	(96)
	Total	5,704	(1,097)
E)	Total change in cash and cash equivalents	-	-
F)	Cash and cash equivalents at end of period	-	-

Statement of changes in stockholders' equity
(in millions of euros)
	At December 31, 2005	Allocation of the net result for the prior period	Fair value adjustments recognized directly in equity	Valuation of stock option plans	Net result for the period	At June 30, 2006
Capital stock	6,377					6,377
Additional paid- in capital	682	859				1,541
Reserve per law no. 413/1991	23					23
Legal reserve	447					447
Reserve for treasury stock in portfolio	28					28
Extraordinary reserve	-					-
Retained earnings (losses)	(811)	258				(553)
Treasury stock	(28)					(28)	(*)
Gains (losses) recognized directly in equity	134		(11)			123
Stock option reserve	16			3		19
Net result for the period	1,117	(1,117)			273	273
Total Stockholders' equity	7,985	-	(11)	3	273	8,250
(*) Treasury stock at June 30, 2006 consists of 4,314,458 ordinary shares for a total nominal value of approximately 22 million euros

	At January 1, 2005	Allocation of the net result for the prior period	Fair value adjustments recognized directly in equity	Valuation of stock option plans	Net result for the period	At June 30, 2005
Capital stock	4,918					4,918
Additional paid- in capital	-					-
Reserve per law no. 413/1991	23					23
Legal reserve	447					447
Reserve for treasury stock in portfolio	26					26
Extraordinary reserve	1					1
Retained earnings (losses)	(813)					(813)
Treasury stock	(26)					(26)
Gains (losses) recognized directly in equity	74		50			124
Stock option reserve	6			5		11
Net result for the period					523	523
Total Stockholders' equity	4,656	-	50	5	523	5,234

Statement of total recognized income and expense for the first half year
(in millions of euros)
	First half 2006	First half 2005
Gains (losses) recognized directly in the fair value reserve (investment in Mediobanca)	(11)	50
Gains (losses) recognized directly in equity	(11)	50
Net result for the period	273	523
Total of recognized income (expense) for the period	262	573

Appendix - Transition of the Parent Company Fiat S.p.A. to International Financial Reporting Standards (IFRS)

In compliance with European Regulation no. 1606 of 19 July 2002, the Fiat Group has adopted International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the preparation of its 2005 consolidated financial statements. On the basis of the national legislation implementing that Regulation, the annual statutory accounts of the Parent Company Fiat S.p.A. will be prepared using those accounting principles from 2006. As a consequence, the Parent Company Fiat S.p.A. is presenting the figures for the first half year of 2006 prepared using IFRS, with a comparison with those of the prior year.
This Appendix provides:
•	a description of the accounting principles adopted by the Parent Company Fiat S.p.A. starting from January 1, 2006;
•
reconciliations between profit and loss and equity determined in accordance with the previous accounting principles (Italian accounting principles) and profit and loss and equity determined in accordance with IFRS for the prior periods shown for comparative purposes as required by IFRS 1 - First-time Adoption of IFRS.

This information has been prepared as part of the transition by Fiat S.p.A. to IFRS, and in connection with the preparation of its statutory accounts for the year ending December 31, 2006 in accordance with IFRS as adopted by the European Union; it does not include all of the statements, comparative information and disclosures which would be necessary for a full presentation of the financial position and results of operations of Fiat S.p.A. for the year ended December 31, 2005 in conformity with IFRS.

ACCOUNTING POLICIES

Basis of accounting
The financial statements of Fiat S.p.A. are prepared in euros on a historical cost basis, modified as required for the measurement of certain financial instruments.

Intangible assets
Purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 - Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be determined reliably.
Intangible assets with finite useful lives are measured at purchase or manufacturing cost, net of amortization charged on a straight-line basis over their estimated useful lives and net of any impairment losses. Intangible assets with indefinite useful lives are not amortized, but are measured at purchase or manufacturing cost adjusted for any impairment losses.

Property, plant and equipment
Cost
Property, plant and equipment is measured at purchase or manufacturing cost, net of accumulated depreciation and any impairment losses, and is not revalued.
Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the asset to which they relate. All other expenditures are expensed as incurred.
Assets acquired under finance lease agreements that transfer substantially all the risks and rewards incidental to the ownership of an asset to the company are recognized as assets of the company and measured at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability due to the lessor is represented in the balance sheet as a financial payable. Assets are depreciated using the method and rates indicated below.
Lease arrangements in which the lessor retains substantially all the risks and rewards incidental to the ownership of asset are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term.

Depreciation
Depreciation is charged on a straight-line basis over the estimated useful lives of assets as follows:
Annual depreciation rates
Buildings	3%
Plant and machinery	10%
Furniture	12%
Fittings	20%
Means of transport	25%

Land is not depreciated.

Impairment
The Company reviews at least annually the recoverability of the carrying amount of intangible assets and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the carrying amount of an asset is reduced to its recoverable amount.
The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use.
When an impairment loss on assets subsequently no longer exists or has decreased, the carrying amount of the asset is increased up to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recognized had no impairment loss been recorded. A reversal of an impairment loss is recognized immediately in income.

Investments
Investments in subsidiaries and associates are stated at cost adjusted for any impairment losses. The excess on acquisition of the purchase cost and the share acquired by the company of the investee company’s net assets measured at fair value is, accordingly, included in the carrying value of the investment. Any write-downs of this excess are not reversed in future periods even if the conditions that led to the write-down no longer exist.
If the company’s interest in the losses of the investee exceeds the carrying amount of the investment, its carrying amount is reduced to zero and the company’s share of any additional losses is recognized as a liability, but only to the extent that the company has the obligation to respond for these.
Investments in other companies, comprising non-current financial assets that are not held for trading, are measured at fair value, if this is determinable, and the profits and losses resulting from changes in fair value are recognized directly in equity until the investment is sold or is impaired; the total profits and losses recognized in equity up to that date are recognized in the income statement for the period.
Minor investments in other companies for which fair value is not available are measured at cost, adjusted for any impairment losses.
Dividends received are recognized in the income statement at the time the right to the payment of the dividend is established, but only if these result from the distribution of profits earned after the acquisition of the interest. If these should result from the distribution of reserves of the investee existing prior to the acquisition, the dividends received are recognised as a reduction of the cost of the investment.

Inventories and progress payments
Work in progress is measured by reference to the stage of completion of the contract, applied as a percentage to the sales price, in this way recognizing margins in relation to contract activity carried out over the periods concerned. Progress payments received for work performed on a contract are deducted from the carrying amount of inventories for presentational purposes. If the amount of progress payments received is greater than that of inventories, the difference is presented as a liability as “advances”. Any losses on these contracts are recognized fully in the income statement at the time that they become known.

Financial instruments
Presentation
Financial instruments held by the company are presented in the balance sheet as described in the following:

•	Non-current assets: other financial assets, investments other than those in subsidiaries and associates and other non-current assets.

•	Current assets: trade receivables, current financial receivables, tax receivables, other current receivables, accrued income and prepaid expenses and cash and cash equivalents.

In particular, the item “Cash and cash equivalents” consists of cash and deposits with banks, units with liquidity funds and other highly traded securities that are readily convertible to cash and which are subject to an insignificant risk of changes in value.

•
Current and non-current liabilities: financial payables, including payables for advances on the sale of receivables, trade payables. other payables, other non-current liabilities, tax payables, advances and accrued expenses and deferred income.

The liability relating to financial guarantee contracts is included in other non-current liabilities. The term financial guarantee contracts refers to contracts under which the company has undertaken to make specific payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. The present value of the related receivable for any outstanding commissions is classified in non-current assets.

Measurement
Current and non-current financial assets other than investments, and current and non-current financial liabilities, are accounted for in accordance with IAS 39 Financial Instruments, Recognition and Measurement.

Financial assets are recognised on the trade date and, on initial recognition, are measured at acquisition cost (being representative of fair value), including, except for assets classified as held for trading, transaction costs.

Subsequent to initial recognition, available-for-sale financial instruments and those held for trading are measured at fair value. When a market price is not available, the fair value of available-for-sale financial assets is measured using the most appropriate valuation technique, such as for example through an analysis of discounted cash flows performed using the market information available at the balance sheet date.
Gains and losses on available-for-sale financial assets are recognized directly in equity until the financial asset is disposed or is determined to be imapired; at that time, the cumulative gains or losses, including those previously recognized in equity, are included in the income statement for the period. The gains and losses arising from changes in fair value of held for trading financial assets are included in the income statement for the period.

Loans and receivables which are not held by the company for trading purposes (loans and receivables originating during the company’s characteristic activity), held-to maturity financial assets and all those financial assets for which published prices quotation in an active market are not available and whose fair value cannot be determined reliably, are measured at amortized cost using the effective interest method, if they have a predetermined maturity. If these financial assets do not have a predetermined maturity they are measured at purchase cost. Receivables having maturities of over one year which bear no interest or an interest at rates significantly lower than market rates, are discounted using market rates.

Assessments are made regularly as to whether there is any objective evidence that a financial asset, taken on its own or within a group of assets, may be impaired. If any such evidence exists, an impairment loss is included in the income statement for the period.

Financial liabilities are measured on initial recognition at fair value (which is usually representative of the cost of the transaction) inclusive of transaction costs.
Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for derivative financial instruments and liabilities for financial guarantee contracts. Financial liabilities hedged by derivative instruments are measured in accordance with hedge accounting principle applicable to fair value hedges; gains and losses resulting from subsequent measurement at fair value, due to change in interest rates, are recognized in the income statement and are offset by the effective portion of the gain or loss arising from remeasurement at fair value of the hedging instrument.
Liabilities for financial guarantee contracts are measured at the higher of the estimate of the contingent liability (determined in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets) and the amount initially recognized less any amount released to income over time.

Derivative financial instruments
Derivative financial instruments are only used for hedging purposes, for the purpose, in order to reduce currency, interest rate risk and market prices risk.
In accordance with the conditions of IAS 39, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, the effectiveness can be reliably measured and the hedge is actually highly effective throughout the financial reporting periods for which it was designated.
All derivative financial instruments are measured at fair value, in accordance with IAS 39.
When financial instruments qualify for hedge accounting the following accounting treatment applies:
•
Fair value hedge - If a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect the income statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

•
Cash flow hedge - If a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecast transaction and could affect the income statement, the effective portion of the gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognised in the income statement at the same time at which the hedged transaction affect income statement. Gains or losses associated with a hedge (or part of a hedge) that has become ineffective is recognized in the income statement immediately. If a hedging instrument or a hedging relationship is terminated, but the hedged transaction is still expected to occur, the cumulative gains and losses realised to the poit of termination remais in stockholders’’ equity and are recognized in the income statement at the same time the related transaction occurs. If a hedged transaction is no longer probable, the cumulative unrealized gains and losses held in stockholders’ equity are immediately recognized in the income statement.

If hedge accounting cannot be applied, the gains and losses from fair value measurement of derivative financial instruments are recognized immediately in the income statement.

Sales of receivables
Financial assets are derecognized if and only if the risks and rewards of ownership have been substantially transferred. Receivables sold without recourse and receivables sold with recourse that do not satisfy this requirement continue to be recognized in the company’s balance sheet; in this case a liability is recognized for any advances received.

Employee benefits
Post-employment plans
The company provides pension plans and other post-employment plans to its employees. The pension plans are defined contribution plans, while the other post-employment plans are defined benefit plans. The defined benefit plans are based on the employees’ years of services and the remuneration earned by the employee over a pre-determined period.
The company’s obligation to fund defined benefit plans and the annual cost recognized in the income statement are determined on the basis on actuarial reports using the projected unit credit method. The portion of net actuarial gains and losses that exceeds the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of the plan assets at the end of the previous reporting period is amortised over the remaining service lives of the employees (the “corridor approach”). In the context of IFRS First-Time Adoption, the company elected to recognise all cumulative actuarial gains and losses that existed at January 1, 2004, even though it has decided to use the corridor approach for subsequent actuarial gains and losses.
Past service costs are recognized on a straight-line basis over the average period remaining until the benefits become vested. For defined benefit plans, the expense related to the reversal of discounting the obligation are reported separately as part of the financial expenses..
Liabilities in the balance sheet relating to post-employment benefits represent the present value of the defined benefit obligation, adjusted for the actuarial gains and losses deferred through the use of the corridor method and by deferred past service costs to be recognized in future periods.
The employees’ severance indemnity (trattamento di fine rapporto or TFR) is considered to be a defined benefit plan and is accounted for in the same way as other defined benefit plans.
The payments made to defined contribution plans are recognized as an expense in the income statement as incurred.

Other long-term benefits
The accounting treatment of other long-term benefits is the same as that for post-employment benefit plans except for the fact that actuarial gains and losses and past service costs are fully recognized in the income statement in the year in which they arise and the corridor approach is not applied.

Equity compensation plans (stock options)
The total fair value of stock options at the grant date is recognized in the income statement on a straight-line basis from the grant date to the vesting date, with the offsetting credit recognised directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement. The company has applied the transitional provisions of IFRS 2 - Share-based Payment, and as a result the Standard has been applied to all stock option plans granted after November 7, 2002 and not yet vested at January 1, 2005, the effective date of the Standard. Detailed disclosures are also provided for plans granted before that date.

Provisions
The company records provisions when it has a legal or constructive obligation to third parties, when it is probable that an outflow of resources will be required to satisfy the obligation and when a reliable estimate of the amount of the obligation can be made.
Changes in estimate are reflected in the income statement in the period in which the change occurs.

Treasury shares
The cost of purchase of treasury shares is accounted for as a reduction of equity. The effects of any subsequent transactions with those shares are similarly recognized directly in equity.

Taxes
The tax charge for the period is determined on the basis of prevailing laws and regulations.
Deferred tax assets and liabilities are calculated on all temporary differences between the carrying amount of an asset or liability in the balance sheet and its corresponding tax basis. Deferred tax assets related to the carryforward of unused tax losses and tax credits are recognized to the extent that it is probable that future taxable profit will be available against which they can be utilized.

Use of estimates
The preparation of financial statements that conform to IFRS requires management to make estimates and assumption that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates are used in many areas, including accounting for depreciation, asset impairment, employee benefits, taxes, restructuring reserve, provision and contingencies. Estimates and assumption are reviewed periodically and the effects of any changes are reflected immediately in the income statement.

RECONCILIATIONS REQUIRED BY IFRS 1

As required by IFRS 1 - First-time Adoption of International Financial Reporting Standards, this annex describes the principles adopted in preparing the opening balance sheet at January 1, 2005 in accordance with IFRS and the main differences with the Italian accounting principles used to prepare the Italian financial statements for the year ended December 31, 2005, and provides reconciliations between the figures already published, prepared in accordance with Italian accounting principles and the corresponding figures re-determined in accordance with IFRS.
The balance sheet and income statement for the year ended December 31, 2005 have been prepared in accordance with the provisions of IFRS 1, on the basis of the IFRS already effective from January 1, 2006 as published at December 31, 2005. As a result, in particular the amendment to IAS 39 issued in 2005 regarding the recognition and measurement of financial guarantee contracts in the financial statements of the guarantor, having effect from January 1, 2006, has been applied.

FIRST-TIME ADOPTION OF IFRS

General principle
In compliance with IFRS 1, Fiat S.p.A. has applied the accounting standards effective at the reporting date of its first IFRS financial statements to its opening balance sheet at January 1, 2005 and retrospectively throughout all the periods presented in those statements, except for the exemptions permitted by IFRS 1 and elected by the company, as described in the following. In particular, as Fiat S.p.A. has adopted IFRS for its separate financial statements at a later date than for its consolidated financial statements (in which there was an opening IFRS balance sheet at January 1, 2004), it has measured assets and liabilities in accordance with IFRS at the same value in both balance sheets (separate and consolidated), with the exception of the items for which there are consolidating adjustments.
The financial statements for the year ended December 31, 2005 represent the figures that will be presented as comparatives in the financial statements for the year ending December 31, 2006. It is recalled that it is possible that new versions or new interpretations of IFRS may be issued before the publication of the financial statements of Fiat S.p.A. for the year ending December 31, 2006, possibly with retrospective effect. If this happens, it could lead to effects on the balance sheet and income statement for the year ended December 31, 2005 re-determined in accordance with IFRS and presented here as such.
There are the following differences in the opening balance sheet at January 1, 2005 compared to that included in the financial statements for the year ended December 31, 2005 prepared in accordance with Italian accounting principles:

•
all assets and liabilities whose recognition is required by IFRS, including those not envisaged in the application of Italian accounting principles, have been recognised and measured in accordance with IFRS;

•	all assets and liabilities whose recognition is required by Italian accounting principles but is not permitted by IFRS accounting principles have been derecognised;

•	certain balance sheet items have been reclassified in accordance with IFRS.

The effects of these adjustments have been recognised directly in opening equity at January 1, 2005, the date of the first-time adoption of IFRS.

Financial statement format
The Parent Company Fiat S.p.A. has adopted the current/non-current distinction for the presentation of assets and liabilities in its balance sheet, leading to the need to reclassify the previous balance sheets presented in accordance with the formats required by Legislative Decree no. 127 of 9 April 1991 and subsequent modifications; the presentation of the income statement remains unchanged, based on the nature of expenses.

Optional exemptions adopted by Fiat S.p.A
In accordance with the optional exemption granted by IFRS 1, the Parent Company Fiat S.p.A. has elected to measure its assets and liabilities at January 1, 2005, the transition date, at the same amounts used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2004.
In further detail:

•
Employee benefits: the Fiat Group elected to recognise all cumulative actuarial gains and losses at January 1, 2004 on transition to IFRS, even though it decided to use the “corridor approach” for later actuarial gains and losses. This exemption has been applied from January 1, 2004, the date of first-time adoption of IFRS by the Fiat Group. If this had instead been applied from January 1, 2005, there would not have been material differences.

•	Business combinations: Fiat S.p.A. has elected not to apply IFRS 3 - Business Combinations to business combinations that occurred before the date of transition to IFRS.

Effects of transition to IFRS on the Balance Sheet at January 1, 2005

	Italian GAAP	Reclassifications	Adjustments	IAS/IFRS
(in millions of euros)
Intangible assets	50	-	(50)	-	Intangible assets
Property, plant and equipment	43	(1)	-	42	Property, plant and equipment
Equity investments	5,249	-	75	5,324	Investments
Other securities	-	-	-	-	Other financial assets
		277	-	277	Deferred tax assets
		2	7	9	Other non-current assets
Total fixed assets	5,342	278	32	5,652	Total Non-current assets
Inventories	7,145	(7,321)	176	-	Inventories
Trade receivables	351	6	-	357	Trade receivables
Receivables from subsidiaries	25	(25)	-
Financial receivables from subsidiaries	2,321	2	-	2,323	Current financial receivables
Taxes receivable	289	29	359	677	Tax receivables
Deferred tax assets	277	(277)	-
Other receivables	33	(11)	-	22	Other current receivables
Treasury stock	26	-	(26)
Cash on hand	-	-	-	-	Cash and cash equivalents
		5	-	5	Accrued income and prepaid expenses
Total current assets	10,467	(7,592)	509	3,384	Total Current Assets
Accrued income and prepaid expenses	7	(7)	-
		-	-	-	Assets held for sale
TOTAL ASSETS	15,816	(7,321)	541	9,036	TOTAL ASSETS

Total stockholders' equity	4,466	-	190	4,656	Total stockholders' equity
Provisions for termination indemnities and similar obligations	19	36	(3)	52	Provisions for employee benefits and other non-current provisions
Other provisions	30	(30)	-
		-	-	-	Deferred tax liabilities
		-	-	-	Non-current debt
		13	7	20	Other non-current liabilities
Total provisions for risks and charges	49	19	4	72	Total Non-current liabilities
Provision for employee severance indemnities	12	(12)	-
		6	-	6	Provisions for employees and other current provisions
Trade payables	502	11	-	513	Trade payables
Payable to subsidiaries	223	(223)	-
Borrowings from banks	3,060	137	347	3,544	Current debt
Advances	7,336	(7,321)	-	15	Advances
Payables to social security authorities	3	(3)	-
Other payables	26	195	-	221	Other payables
Taxes payable	9	-	-	9	Tax payables
		-	-	-	Accrued expenses and deferred income
Total payables	11,159	(7,198)	347	4,308	Total Current Liabilities
Accrued expenses and deferred income	130	(130)	-
		-	-	-	Liablities held for sale
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	15,816	(7,321)	541	9,036	TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES

Effects of transition to IFRS on the Balance Sheet at December 31, 2005

	Italian GAAP	Reclassifications	Adjustments	IAS/IFRS
(in millions of euros)
Intangible assets	28	-	(28)	-	Intangible assets
Property, plant and equipment	41	(1)	-	40	Property, plant and equipment
Equity investments	4,983	-	135	5,118	Investments
Other securities	-	-	-	-	Other financial assets
		-	-	-	Deferred tax assets
		5	5	10	Other non-current assets
Total fixed assets	5,052	4	112	5,168	Total Non-current assets
Inventories	8,431	(8,635)	204	-	Inventories
Trade receivables	208	8	-	216	Trade receivables
Receivables from subsidiaries	113	(113)	-
Financial receivables from subsidiaries	3,058	9	8	3,075	Current financial receivables
Taxes receivable	103	(2)	557	658	Tax receivables
Deferred tax assets	-	-	-
Other receivables	35	103	-	138	Other current receivables
Treasury stock	28	-	(28)
Cash on hand	-	-	-	-	Cash and cash equivalents
		4	-	4	Accrued income and prepaid expenses
Total current assets	11,976	(8,626)	741	4,091	Total Current Assets
Accrued income and prepaid expenses	13	(13)	-
		-	-	-	Assets held for sale
TOTAL ASSETS	17,041	(8,635)	853	9,259	TOTAL ASSETS

Total stockholders' equity	7,689	-	296	7,985	Total stockholders' equity
Provisions for termination indemnities and similar obligations	22	12	(5)	29	Provisions for employee benefits and other non-current provisions
Other provisions	31	(31)	-
		-	-	-	Deferred tax liabilities
		-	-	-	Non-current debt
		16	5	21	Other non-current liabilities
Total provisions for risks and charges	53	(3)	-	50	Total Non-current liabilities
Provision for employee severance indemnities	12	(12)	-
		31	-	31	Provisions for employees and other current provisions
Trade payables	380	5	-	385	Trade payables
Payable to subsidiaries	223	(223)	-
Borrowings from banks	-	-	557	557	Current debt
Advances	8,657	(8,635)	-	22	Advances
Payables to social security authorities	2	(2)	-
Other payables	22	204	-	226	Other payables
Taxes payable	3	-	-	3	Tax payables
		-	-	-	Accrued expenses and deferred income
Total payables	9,287	(8,620)	557	1,224	Total Current Liabilities
Accrued expenses and deferred income	-	-	-
		-	-	-	Liablities held for sale
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	17,041	(8,635)	853	9,259	TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES

Reconciliation of Stockholders' Equity

(in millions of euros)		At January 1, 2005	At June 30, 2005	At December 31, 2005

Stockholders' equity in accordance with Italian GAAP		4,466	4,974	7,689

Measurement of contract work in progress using the percentage of completion method	A	176	190	204
Employee benefits	B	3	4	5
Write-off of deferred costs (excluding the cost of the "Mandatory Convertible facility")	C	(42)	(34)	(28)
Treasury stock	D	(26)	(26)	(28)
Measurement of derivative financial instruments	E	(1)	(1)	8
Measurement at fair value of the investment in Mediobanca	F	75	125	134
Recognition and measurement of financial liabilities ("Convertible facility")	G	5	2	-
Other minor		-	-	1
Total adjustments		190	260	296

Stockholders' equity in accordance with IAS/IFRS		4,656	5,234	7,985

Details of the schedules regarding the effects on the Balance Sheet of the transition to IFRS
The final pages of this annex contain explanatory notes on the principal reconciling items between Italian accounting principles and IFRS, cross referenced in the following by the appropriate letter.

Intangible assets

Adjustments
(in millions of euros)		At January 1, 2005	At December 31, 2005
Write-off of deferred costs (excluding the financial expenses regarding the "Mandatory Convertible facility")	C	(42)	(28)
Recognition and measurement of financial liabilities (the "Mandatory Convertible facility")	G	(8)	-
		(50)	(28)

Property, plant and equipment

Reclassifications
(in millions of euros)	At January 1, 2005	At December 31, 2005
to "Trade receivables" for minor adjustments and reclassifications	(1)	(1)
	(1)	(1)

Investments

Adjustments
(in millions of euros)		At January 1, 2005	At December 31, 2005
Measurement at fair value of the investment in Mediobanca	F	75	134
		75	134

Deferred tax assets

Reclassifications
(in millions of euros)	At January 1, 2005	At December 31, 2005
from "Deferred tax assets" for changes in the format of the balance sheet	277	-
	277	-

Other non-current assets

Reclassifications
(in millions of euros)		At January 1, 2005	At December 31, 2005
from "Tax receivables" for changes in the format of the balance sheet (reclassification of the non-current portion)		2	5
		2	5

Adjustments
(in millions of euros)		At January 1, 2005	At December 31, 2005
Recognition of financial guarantee contracts	M	7	5
		7	5

Inventories

Reclassifications
(in millions of euros)		At January 1, 2005	At December 31, 2005
from "Advances" as a reduction of amounts received	A	(7,321)	(8,635)
		(7,321)	(8,635)

Adjustments
(in millions of euros)		At January 1, 2005	At December 31, 2005
Measurement of contract work in progress using the percentage of completion method	A	176	204
		176	204

Trade receivables

Reclassifications
(in millions of euros)	At January 1, 2005	At December 31, 2005
from "Property, plant and equipment" for minor adjustments and reclassifications	1	1
from "Receivables from subsidiaries" for changes in the format of the balance sheet	5	7
	6	8

Current financial receivables

Reclassifications
(in millions of euros)		At January 1, 2005	At December 31, 2005
from "Accrued income and prepaid expenses" for changes in the format of the balance sheet (interest component)		2	9
		2	9

Adjustments
(in millions of euros)		At January 1, 2005	At December 31, 2005
Measurement of derivative financial instruments	E	-	8
		-	8

Tax receivables

Reclassifications
(in millions of euros)		At January 1, 2005	At December 31, 2005
to "Other non-current assets" for changes in the format of the balance sheet (reclassification of the non-current portion)		(2)	(5)
from "Other receivables" for changes in the format of the balance sheet		31	3
		29	(2)

Adjustments
(in millions of euros)		At January 1, 2005	At December 31, 2005
Sales of receivables	L	359	557
		359	557

Other current receivables

Reclassifications
(in millions of euros)	At January 1, 2005	At December 31, 2005
from "Receivables from subsidiaries" for changes in the format of the balance sheet	20	106
to "Tax receivables" for changes in the format of the balance sheet	(31)	(3)
	(11)	103

Accrued income and prepaid expenses

Reclassifications
(in millions of euros)	At January 1, 2005	At December 31, 2005
to "Current financial receivables" for changes in the format of the balance sheet (interest component)	(2)	(9)
from "Accrued income and prepaid expenses" for changes in the format of the balance sheet	7	13
	5	4

Provisions for employee benefits and other non-current provisions

Reclassifications
(in millions of euros)		At January 1, 2005	At December 31, 2005
from "Employee severance indemnities" for changes in the format of the balance sheet		12	12
from "Other provisions" for changes in the format of the balance sheet		24	-
		36	12

Adjustments
(in millions of euros)		At January 1, 2005	At December 31, 2005
Employee benefits	B	(3)	(5)
		(3)	(5)

Other non-current liabilities

Reclassifications
(in millions of euros)		At January 1, 2005	At December 31, 2005
to "Other payables" for changes in the format of the balance sheet (reclassification of the non-current portion)		13	16
		13	16

Adjustments
(in millions of euros)		At January 1, 2005	At December 31, 2005
Recognition of financial guarantee contracts	M	7	5
		7	5

Provisions for employee benefits and other current provisions

Reclassifications
(in millions of euros)	At January 1, 2005	At December 31, 2005
from "Other provisions" for changes in the format of the balance sheet	6	31
	6	31

Trade payables

Reclassifications
(in millions of euros)	At January 1, 2005	At December 31, 2005
from "Payables to subsidiaries" for changes in the format of the balance sheet	11	5
	11	5

Current debt

Reclassifications
(in millions of euros)		At January 1, 2005	At December 31, 2005
from "Accrued expenses and deferred income" for changes in the format of the balance sheet (interest component)		130	-
from "Payables to subsidiaries" for changes in the format of the balance sheet		7	-
		137	-

Adjustments
(in millions of euros)		At January 1, 2005	At December 31, 2005
Recognition and measurement of financial liabilities (the "Mandatory Convertible facility")	G	(13)	-
Sale of receivables	L	359	557
Measurement of derivative financial instruments	E	1	-
		347	557

Advances

Reclassifications
(in millions of euros)		At January 1, 2005	At December 31, 2005
to "Inventories" as a reduction of amounts received	A	(7,321)	(8,635)
		(7,321)	(8,635)

Other payables

Reclassifications
(in millions of euros)	At January 1, 2005	At December 31, 2005
from "Payables to subsidiaries" for changes in the format of the balance sheet	205	218
from "Payables to social security authorities" for changes in the format of the balance sheet	3	2
to "Other non-current liabilities" for changes in the format of the balance sheet (reclassification of the non-current portion)	(13)	(16)
	195	204

Effects of transition to IFRS on the Income Statement for the first half of 2005
	Italian GAAP	Reclassifications	Adjustments	IAS/IFRS
(in millions of euros)
		-	-	-	Dividends and other income from investments
		(222)	-	(222)	(Impairment charges) reversals on investments
		(1)	-	(1)	Gains (losses) on the disposal of investments
Revenues from sales and services	11	16	14	41	Operating revenues
Change in contract work in progress	8	(8)	-
Other revenues and income	8	(8)	-
Raw materials, services, leases and rentals	43	(43)	-
Personnel costs	23	6	4	33	Personnel costs
Amortisation, depreciation and writedowns	15	(15)	-
Other operating costs	13	(13)	-
		70	(14)	56	Other operating costs
Difference between the value and costs of production	(67)	(228)	24
Write-ups of equity investments	143	(143)	-
(Write-downs) of equity investments	(365)	365	-
Total value adjustments to financial assets	(222)	222	-
		1,134	-	1,134	Unusual income (expenses)
Income from equity investments	-	-	-
Other financial income	53	(107)	(9)	(63)	Financial income (expenses)
Interest and other financial expenses	107	(107)	-
		-	-	-	Unusual financial income
Extraordinary income	1,135	(1,135)	-
Extraordinary expense	7	(7)	-
Result before taxes	785	-	15	800	Result before taxes
Income taxes	277	-	-	277	Income taxes
		-	15	523	Result from continuing operations
		-	-	-	Result from discontinued operations
Net gain (loss) for the period	508	-	15	523	Net result for the period

Effects of transition to IFRS on the Income Statement for 2005
	Italian GAAP	Reclassifications	Adjustments	IAS/IFRS
(in millions of euros)
		8	-	8	Dividends and other income from investments
		(429)	(2)	(431)	(Impairment charges) reversals on investments
		(1)	.-	(1)	Gains (losses) on the disposal of investments
Revenues from sales and services	20	25	28	73	Other operating revenues
Change in contract work in progress	13	(13)	-
Other revenues and income	12	(12)	-
Raw materials, services, leases and rentals	77	(77)	-
Personnel costs	42	11	7	60	Personnel costs
Amortisation, depreciation and writedowns	27	(27)	-
Other operating costs	41	(41)	-
		145	(24)	121	Other operating costs
Difference between the value and costs of production	(142)	(433)	43
Write-ups of equity investments	528	(528)	-
(Write-downs) of equity investments	(957)	957	-
Total value adjustments to financial assets	(429)	429	-
		1,133	-	1,133	Unusual income (expenses)
Income from equity investments	8	(8)	-
Other financial income	113	(169)	(7)	(63)	Financial income (expenses)
Interest and other financial expenses	169	(169)	-
		-	858	858	Unusual financial income
Extraordinary income	1,136	(1,136)	-
Extraordinary expense	15	(15)	-
Result before taxes	502	-	894	1,396	Result before taxes
Income taxes	279	-	-	279	Income taxes
		-	894	1,117	Result from continuing operations
		-	-	-	Result from discontinued operations
Net gain (loss) for the period	223	-	894	1,117	Net result for the period

Reconcilation of the net result

(in millions of euros)		First half 2005	2005
Net gain (loss) in accordance with Italian GAAP		508	223

Measurement of contract work in progress using the percentage of completion method	A	14	28
Employee benefits	B	1	2
Write-off of deferred costs (excluding the financial expenses of the "Mandatory Convertible facility")	C	8	15
Treasury stock	D	-	(2)
Measurement of derivative financial instruments	E	-	8
Recognition and measurement of financial liabilities (the "Mandatory Convertible facility")	G	(3)	(5)
Recognition of unusual income from the conversion of the "Mandatory Convertible facility"	H	-	858
Stock options	I	(5)	(10)
Total adjustments		15	894

Net result in accordance with IAS/IFRS		523	1,117

Details of the schedules regarding the effects on the Income Statement of the transition to IFRS
The final pages of this annex contain explanatory notes on the principal reconciling items between Italian accounting principles and IFRS, cross referenced in the following by the appropriate letter.

Dividends and other income from investments
Reclassifications
(in millions of euros)	First half 2005	2005
from "Income from equity investments" for changes in the format of the income statement	-	8
	-	8

(Impairment charges) reversals on investments

Reclassifications
(in millions of euros)		First half 2005	2005
from "Write-downs of equity investments" for changes in the format of the income statement		(365)	(957)
from "Write-ups of equity investments" for changes in the format of the income statement		143	528
		(222)	(429)

Adjustments
(in millions of euros)		First half 2005	2005
Treasury stock	D	-	(2)
		-	(2)

Gains (losses) on the disposal of investments

Reclassifications
(in millions of euros)	First half 2005	2005
from "Extraordinary income" for changes in the format of the income statement	-	1
from "Extraordinary expenses" for changes in the format of the income statement	(1)	(2)
	(1)	(1)

Other operating revenues

Reclassifications
(in millions of euros)		First half 2005	2005
from "Changes in contract work in progress" for changes in the format of the income statement		8	13
from "Other revenues and income" for changes in the format of the income statement		8	12
		16	25

Adjustments
(in millions of euros)		First half 2005	2005
Measurement of contract work in progress using the percentage of completion method	A	14	28
		14	28

Personnel costs

Reclassifications
(in millions of euros)		First half 2005	2005
from "Extraordinary expenses" for changes in the format of the income statement		6	11
		6	11

Adjustments
(in millions of euros)		First half 2005	2005
Employee benefits	B	(1)	(3)
Stock options	I	5	10
		4	7

Other operating costs

Reclassifications
(in millions of euros)		First half 2005	2005
from "Raw materials, services, leases and rentals" for changes in the format of the income statement		43	77
from "Amortisation, depreciation and write-downs" for changes in the format of the income statement		15	27
from "Other operating costs" for changes in the format of the income statement		13	41
Other reclassifications		(1)	-
		70	145

Adjustments
(in millions of euros)		First half 2005	2005
Write-off of deferred costs (excluding the financial expenses costs regarding the "Mandatory Convertible facility")	C	(8)	(15)
Recognition and measurement of financial liabilities (the "Mandatory Convertible facility")	G	(6)	(8)
Other adjustments		-	(1)
		(14)	(24)

Unusual income (expenses)

Reclassifications
(in millions of euros)	First half 2005	2005
from "Extraordinary income" for changes in the format of the income statement	1,135	1,135
from "Extraordinary expenses" for changes in the format of the income statement	(1)	(2)
	1,134	1,133

Financial income (expenses)

Reclassifications
(in millions of euros)		First half 2005	2005
from "Interest and other financial expenses" for changes in the format of the income statement		(107)	(169)
		(107)	(169)

Adjustments
(in millions of euros)		First half 2005	2005
Measurement of derivative financial instruments	E	-	8
Employee benefits	B	-	(1)
Recognition and measurement of financial liabilities (the "Mandatory Convertible facility")	G	(9)	(13)
Other adjustments		-	(1)
		(9)	(7)

Unusual financial income

Adjustments
(in millions of euros)		First half 2005	2005
Recognition of unusual income from the conversion of the "Mandatory Convertible facility"	H	-	858
		-	858

DESCRIPTION OF THE PRINCIPAL RECONCILING ITEMS BETWEEN ITALIAN ACCOUNTING PRINCIPLES AND IFRS

The following paragraphs provide a description of the main differences between Italian accounting principles and IFRS that have had effect on the financial statements of Fiat S.p.A.
In this respect the following clarifications are provided:

•	the differences are presented before any tax effect;

•
net deferred tax liabilities emerge from these differences; the effect of these is set off by reducing the deferred tax assets previously recognised in the balance sheet prepared in accordance with Italian accounting principles.

Given the activities carried out by the Parent Company Fiat S.p.A., it is important to note that IAS 27 - Consolidated and Separate Financial Statements requires investments in subsidiaries to be measured at cost or, alternatively, at fair value in accordance with IAS 39. Fiat S.p.A. has adopted the cost method and as a result if there are indications that the recoverability of cost, wholly or partially, is in doubt, the carrying amount is reduced to the recoverable amount, in accordance with IAS 36 - Impairment of Assets. If, subsequently, an impairment loss no longer exists or is decreased, the carrying amount, which in any event cannot exceed original cost, is increased to the new estimate of the recoverable amount. This reversal of an impairment loss is recognised immediately in the income statement.
In accordance with Italian accounting principles, Fiat S.p.A. measured its investments in subsidiaries at cost adjusted for permanent losses in value. Taking into account the establishment and/or acquisition of investments and their performance as recorded in previous years, it is believed that the write-downs made and any reinstatements of value carried out in the financial statements prepared in accordance with Italian accounting principles are in line with what would have been recognised in accordance with IFRS.

A. Measurement of work in progress using the percentage of completion method
As permitted by Italian accounting principles, Fiat S.p.A. measured work in progress on long-term construction-type contracts in its financial statements (being the contracts entered into by Fiat S.p.A. as general contractor with Treno Alta Velocità - T.A.V. S.p.A.) at cost of production. Contract revenue, therefore, was recognised at the time the work was delivered to the customer and the final acceptance, deferring in this way the recognition of the margin to the completion of the contract.
Amounts received from the customer during contract activity were considered as a financial advances and recognised as a liability under the item “Advances”, while amounts paid to subcontractors as advances were recognised in assets as inventory.
IAS 11 - Construction Contracts requires construction contracts to be measured by reference to the stage of completion of the contract, applied as a percentage to the sales price, in this way recognizing margins in relation to contract activity carried out over the periods concerned. In addition the legal aspect of the means and timing by which the transfer of title is passed are not relevant, and accordingly progress payments received for work performed on a contract are deducted from the carrying amount of inventory for presentational purposes. If the amount of progress payments received is greater than that of inventory, the difference is presented as a liability as “advances”.
The adoption of IAS 11, therefore, has led to a positive effect on stockholders’ equity at January 1, 2005, arising from the cumulative margins on contracts in progress at the transition date, and a positive effect on the income statement for 2005 regarding margins earned and recognised subsequently on contracts in progress during the year.

B. Employee benefits
The employees’ severance indemnity (Trattamento di Fine Rapporto or TFR), which was accounted for under Italian accounting principles in accordance with specific legal requirements, is considered to be a defined benefit obligation under IAS 19 - Employee Benefits, and consequently has been recalculated applying the Projected Unit Credit Method.
In addition, Fiat S.p.A. grants various forms of benefits to its employees and former employees (termination incentives, compensation, bonuses) in connection with previous or current, local company or individual, employment agreements, for which obligations are measured under IAS 19 in a manner different from that used previously under Italian accounting principles.
The application of IAS 19 has led to an overall net positive effect on stockholders’ equity at January 1, 2005 and on the 2005 income statement.

Finally, Fiat S.p.A. accounts for employee benefits using the corridor approach and elected to present the interest component of defined benefit employee plans in the item “net financial income (expense)”, with the resulting increase in financial expenses for 2005.

C. Write-off of deferred costs (excluding the financial expenses of the “Mandatory Convertible Facility”)
Under Italian accounting principles Fiat S.p.A. capitalised and amortised certain costs (mainly start-up and extension costs) which require a different accounting treatment under IFRS.
In addition, costs incurred in connection with share capital increases, which are also deferred and amortised under Italian accounting principles , are recognised under IFRS as a deduction from equity in accordance with IAS 32 - Financial Instruments: Disclosure and Presentation.
The adoption of IFRS has therefore led to a negative effect on stockholders’ equity at January 1, 2005 and a positive effect on the 2005 income statement as the result of the reversal of the amortisation charged to income statement under Italian accouting principles .

D. Treasury stock
In accordance with Italian accounting principles, Fiat S.p.A. accounted for treasury stock as an assets, recognizing related valuation adjustments and gains or losses on disposal in the income statement.
Under IAS 32, treasury stock is deducted from stockholders’ equity and any subsequent changes must also be recognised in equity.
The adoption of IFRS has therefore led to a negative effect on stockholders’ equity at January 1, 2005, and a negative effect on the 2005 income statement as the result of the recognition in equity of the reversal and of gains realised on disposal in the period.

E. Measurement of derivative financial instruments
Beginning in 2001 Fiat S.p.A. adopted IAS 39 - Financial Instruments: Recognition and Measurement, to the extent that is was considered consistent and not in contrast with the general principles established by Italian law and regulations governing financial statements. In particular, taking into account the restrictions of Italian laws and regulations, it was determined that IAS 39 was immediately applicable at that date only in part and in reference to the designation of derivative financial instruments as either “hedging instruments” or “non-hedging instruments”, and with respect to the symmetrical acocunting of the result of the measurement of the hedging instrument and the result attributable to the hedged item (hedge accounting). The transactions which were entered into within the extent of the company’s risk management policies and which qualified for hedge accounting were classified as “hedges”, while the others, although set up for the purpose of managing risk exposure (as speculative operations are not permitted as a policy), were designated as “trading” transactions.
The main differences between Italian accounting principles and IFRS may be summarised as follows:

•
Financial instruments designated as “hedging instruments” - under Italian accounting principles, the instrument was measured symmetrically with the underlying hedged item. As a result, when the underlying hedged item was not adjusted to fair value in the financial statements, then there was no requirement to adjust the financial instrument. Similarly, where the hedged item has not yet been recognised in the financial statements (hedging of future cash flows), the valuation of the hedging instrument at fair value was deferred.

•	Under IFRS:

-
In the case of a fair value hedge, the gains or losses remeasuring the hedging instrument at fair value shall be recognised in the income statement, and the gains or losses on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be recognised in the income statement. Consequently, no impact arises on the company’s net result or stockholders’ equity from the IFRS adoption (except for any ineffective portion of the hedge), while adjustment impact the carrying values of hedging instruments and hedged items. In this respect, there have been no agreements of this nature entered into by Fiat S.p.A. which have led to an impact on the periods presented and the re-determination of the amounts under IFRS.

-
In the case of a cash flow hedge (hedging of future cash flows), the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognised directly in equity through the statement of changes in equity, the ineffective portion of the gain or loss shall be recognised in the income statement. Consequently, with reference to the effective portion, only a difference on stockholders’ equity arises between Italian accounting pricniples and IFRS. In this respect, the impact on stockholders’ equity of the forward rate agreements entered into by Fiat S.p.A. to hedge the risk of an increase in interest rates on the variable part of the interest payable on the Mandatory Convertible Facility is reflected in the stockholders’ equity at January 1, 2005. These agreements had a negative fair value at that date, and were not recognised under Italian accounting principles, but have been recognised under IFRS with a negative impact on stockholders’ equity.

•
Financial instruments designated as “non-hedging instruments” (except for foreign currency derivative financial instruments) - under Italian accounting principles, these instruments were measured at market value and the differential, if negative compared to the contractaul value, was recognised in the income statement, in accordance with concept of prudence . Under IAS 39 also the positive differential should be recognised. With reference to foreign currency derivative instruments, instead, the accounitng treatment adopted under Italian accounting principles was in compliance with IAS 39. In respect of instruments of this type, in order to hedge the risk of a significant increase in the Fiat share price above the exercise price of the stock options plan granted to the Managing Director, Fiat S.p.A. entered into a "Total Return Equity Swap” agreement in 2005. At January 1, 2005 the Total Return Equity Swap had a negative fair value that was recognised in the financial statements prepared in accordance with Italian accounting principles (a treatment in line with IFRS); at December 31, 2005, however, the positive effect on fair value was not recognised under Italian accounting principles, leading to a positive effect on the 2005 income statement prepared in accordance with IFRS.

F. Measurement at fair value of the investment in Mediobanca
Investments in other companies and classified as financial fixed assets were recognised in the financial statements of Fiat S.p.A. prepared in accordance with Italian accounting principles at cost, which was adjusted for impairment losses and reinstated in subsequent years if the reasons underlying the impairment no longer subsisted.
Under IAS 39 - Financial Instruments: Recognition and Measurement, investments in other companies comprising non-current financial assets and which are not held for trading, are measured at fair value if this can be determined, and the resulting gains or losses resulting from changes in fair value are recognised directly in equity until the assets are sold or impaired; at that time, cumulative gains and losses previously recognised in equity are included in the income statement for the period.
The investment in Mediobanca S.p.A. held by the company have been classified as available-for-sale investment, with its fair value being determined from its Stock Exchange quotation at the balance sheet date. The adoption of IAS 39, therefore, led a with a positive effect on stockholders’ equity at both January 1, 2005 and December 31, 2005.

G. Recognition and measurement of financial liabilities (the “Mandatory Convertible Facility”)
Financial liabilities at January 1, 2005 prevalently relate to the “Mandatory Convertible Facility”. In the financial statements of Fiat S.p.A. prepared in accordance with Italian accounting principles, these were recognised at the amounts paid out by the lending banks. The commissions payable to the banks of various types (for financial organisation, underwriting commitments, etc.) and paid at various due dates (on inception, over the term and at the end) were recognised in the income statement on a straight-line basis over the term of the loan (pro-rata temporis).
Under IAS 39 - Financial Instruments: Recognition and Measurement, financial liabilities are initially recognised at fair value ( amounts paid out by the banks) net of related transaction costs and are subsequently measured at amortised cost using the effective interest method. The adoption of IAS 39, therefore, led to the need to recompute income statement expense over the various years, with a net positive effect on stockholders’ equity at January 1, 2005; In 2005, as the result of the extinguishment of the Mandatory Convertible Facility, this effect has been reversed , with a negative impact on the income statement.

H. Recognition of unusual income from the conversion of the “Mandatory Convertible Facility”
The Mandatory Convertible Facility Agreement envisaged alternatively reimbursement by cash (which was possible only under certain conditions, not in fact satisfied at the date that the agreement termination) or the mandatory conversion into shares (at a contractually agreed variable price, depending on the performance of the Fiat share on the stock exchange), underwritten by the lending banks and subsequently offered in option to stockholders. The conversion of the facility in the financial statements of Fiat S.p.A. prepared in accordance with Italian accounting principles led to a decrease of the debt and an increase in capital stock and additional paid-in capital reserve by an amount of 10.28 euros per share, being the subscription price of the new shares, with no effect on the income statement.
In the annual financial statement of Fiat S.p.A. prepared in accordance with IFRS, the Mandatory Convertible Facility was considered a financial liability with a conversion feature that was considered an embedded derivative that should be separate from the debt instrument at inception, with subsequent change in fair value to be recognized in the income statement. Due to significant uncertainty about whether the positive fair value and gains of embedded derivative could actually be realised by the Group, the positive fair value adjustments were not recognized over the life of instrument. When the uncertainty surrounding the ability to convert and realize the gains were resolved through actual conversion, an 858 million euros gain was recognized under IFRS. This gains corresponds to the difference between the subscription price of 10.28 euros per share and the market value of 7.337 euros per share at the subscription date, net of issuance costs. This different accounting treatment had no effect on the company’s stockholder’s equity.

I. Stock options
No obligation or cost was recognised for stock-based compensation under Italian accounting principles.
IFRS 2 - Share-based Payment requires that the total fair value of stock options at the grant date is recognised in the income statement on a straight-line basis from the grant date to the vesting date, with the offsetting credit recognised directly in equity. Changes in fair value after the grant date do not have any effect on the initial measurement.
Fiat S.p.A. applied the transitional provisions of IFRS 2 and therefore applied the Standard to all stock option plans granted after November 7, 2002 but which had not yet vested by January 1, 2005, the effective date of the Standard; as a consequence, no cost has been recognised for stock-based compensation granted prior to that date.
There was no effect on stockholders’ equity at January 1, 2005 from the application of IFRS 2, while there was a negative effect on the income statement for 2005.

L. Sales of receivables
Fiat S.p.A. sells a significant part of its receivables through factoring transactions.
Factoring transactions may be either with or without recourse to the seller; certain factoring agreements without recourse include deferred price clauses (payment of a minority portion of the purchase price is conditional upon the full collection of the receivable), require a first loss guarantee of the seller up to a limited amount or imply a coninuing significant exposure to the receivables cash flows.
Under Italian accounting principles, all the receivables sold under factoring transactions, (both with or without recourse) were derecogniseds.
Under IAS 39 - Financial Instruments: Recognition and Measurement, the derecognition of financial assets is permitted if and only if the risks and rewards of ownership of the assets have been substantially transferred: as a result, all receivables sold with recourse and a part of receivables sold without recourse (in particular receivables from the tax authorities) have been reinstated in the balance sheet.

M. Recognition of financial guarantee contracts
Under Italian accounting principles guarantees granted were recognised in the memorandum accounts and only the commissions received and any risk provisions were recognised in the financial statements; risk provisions were measured on the basis of the best estimate of the cost required to fulfil the obligation existing at the balance sheet date, in the event of risks regarding the solvency of the guaranteed entity.
Under IFRS (and with particular regard to IAS 39 as amended in June 2005), guarantees given are initially measured at fair value, adjusted for any directly attributable transaction costs.
On its IFRS first-time adoption, Fiat S.p.A. accordingly recognised the present value of the commissions receivable for guarantees granted in non-current assets and recognised the fair value of the contractual liabilities in non-current liabilities, as there were no specific risk situations requiring provisions to be recognised in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. In particular, since the guarantees given by Fiat S.p.A. (regarding financial liabilities of other Fiat Group companies) are issued at market conditions and generate commissions, it has been concluded that the current value of the commissions which were to be received represented the best estimate of the fair value of the guarantees granted. As these amounts were the same, there was no effect on stockholders’ equity nor on the result for the year ended December 31, 2005.

Deloitte & Touche S.p.A. - Torino

SPECIAL PURPOSE AUDITOR’S REPORT
ON THE STATEMENTS OF RECONCILIATION
TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
(Translation from the Original Issued in Italian)

To the Board of Directors of
FIAT S.p.A.

1.
We have audited the accompanying statements of reconciliation to International Financial Reporting Standards (“IFRS”) of Fiat S.p.A., comprising the statements of the effects of transition to IFRS on the balance sheets and the reconciliations of stockholders’ equity as of January 1, 2005 and December 31, 2005, the statement of the effects of transition to IFRS on the income statement and reconciliation of the net result for the year ended December 31, 2005 and the related explanatory notes, as presented in the Appendix to the Half Year Report for the First Half of 2006 (hereinafter, the “IFRS Reconciliation Statements”). These IFRS Reconciliation Statements are based on the separate financial statements of Fiat S.p.A. as of December 31, 2004 and 2005, prepared in accordance with the applicable Italian statutory provisions governing the criteria for their preparation, which we have previously audited and on which we issued our auditor’s reports dated April 5, 2005 and March 2, 2006, respectively. The IFRS Reconciliation Statements have been prepared as part of the Company’s conversion to IFRS as adopted by the European Commission. These IFRS Reconciliation Statements are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these IFRS Reconciliation Statements based on our audit.

2.
We conducted our audit in accordance with generally accepted auditing standards in Italy. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS Reconciliation Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS Reconciliation Statements. An audit also includes assessing the adequacy and the fairness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

The audit of data included in the IFRS Reconciliation Statements for the subsidiary Magneti Marelli Holding S.p.A., in which Fiat holds an investment which represents 13% and 16% of the total investments in shareholdings as of January 1, 2005 and December 31, 2005, respectively, and 7% and 9% of the total assets as of January 1, 2005 and December 31, 2005, respectively, is the responsibility of other auditors.

3.
In our opinion, the IFRS Reconciliation Statements identified in paragraph 1., taken as a whole, have been prepared in all material respects in accordance with the criteria and principles set out in article 81-bis of CONSOB Regulation no.11971/1999 as amended by Resolution no. 14990 of April 14, 2005, which establishes the basis for the preparation of the IFRS reconciliation statements in Italy.

4.
Without qualifying our opinion, we draw attention to the fact that, as described in the explanatory notes, as a result of new versions, changes or interpretations of IFRS, the accompanying data may require adjustment before its inclusion as comparative information in the separate financial statements of Fiat S.p.A. as of and for the year ending December 31, 2006, when the Company prepares its first set of separate financial statements in accordance with IFRS as adopted by European Commission.

Moreover, as described in the explanatory notes, because the IFRS Reconciliation Statements have been prepared as part of the Company’s conversion to IFRS in connection with preparation of its 2006 separate financial statements in accordance with IFRS as adopted by the European Commission, they do not include all of the statements, comparative information and explanatory notes which would be necessary for a full presentation of the financial position and results of operations of Fiat S.p.A. in conformity with IFRS.

DELOITTE & TOUCHE S.p.A.

By : /s/ Piergiovanni Pasquarelli
Partner

Turin, Italy
July 25, 2006

This report has been translated into the English language solely for the convenience of international readers.

Deloitte & Touche S.p.A. - Torino

AUDITOR’S REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2006
PREPARED IN CONFORMITY WITH ARTICLE 81 OF CONSOB REGULATION NO. 11971
OF MAY 14, 1999 AND SUBSEQUENT MODIFICATIONS

To the Stockholders of
FIAT S.p.A.

1.
We have reviewed the interim consolidated financial statements, consisting of the consolidated balance sheet, income statement, statements of cash flows and changes in stockholders’ equity and related explanatory notes, which are included in the Half Year Report as of June 30, 2006 of Fiat S.p.A. and subsidiaries (the “Fiat Group”). These interim consolidated financial statements are the responsibility of the Company’s directors. Our responsibility is to issue a report on these interim consolidated financial statements based on our review. In addition, we have read the other sections of the Half Year Report for the sole purpose of verifying their consistency with the interim consolidated financial statements.

2.
Our review was carried out in accordance with the standards recommended by the Italian Regulatory Commission for Companies and the Stock Exchange (“Consob”) for the review of the half-yearly interim financial statements under Resolution n° 10867 of July 31, 1997. Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and substantive verification procedures of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with established auditing standards. Accordingly, unlike our report on the year-end consolidated financial statements, we do not express an audit opinion on the half-yearly interim consolidated financial statements.

With regard to the comparative figures related to the year ended December 31, 2005 and to the six-month period ended June 30, 2005, presented in the interim consolidated financial statements, reference should be made to our auditors’ report dated March 2, 2006 and our auditors’ report dated September 16, 2005.

3.
Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements mentioned in paragraph 1. above in order for them to be in conformity with IAS 34 and the criteria established by Consob regulations for the preparation of half-yearly interim financial statements set out in Article 81 of Resolution n° 11971 of May 14, 1999 and subsequent modifications.

DELOITTE & TOUCHE S.p.A.

By : /s/ Piergiovanni Pasquarelli
Partner

Turin, Italy
July 25, 2006

This report has been translated into the English language solely for the convenience of international readers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney